6


82- SUBMISSIONS FACING SHEET

Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME   Smartone Telecommunications Holding Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

NOV 0 9 2007

THOMSON
FINANCIAL

FILE NO. 82- 05714   FISCAL YEAR 6-30-07

* *Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐   AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐   SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DATE: 11/7/07

(Stock Code: 315)

ARIS
6-30-07







Annual Report
2006/2007

CONTENTS



SmarTone Telecommunications Holdings Limited is a leading provider of mobile services in Hong Kong and Macau. Its goal is to better enrich customers' lives by bringing them closer to what matters to them with a strong focus on delivering superior customer experience.

The company's main subsidiary in Hong Kong operates as SmarTone-Vodafone, a Partner Network of Vodafone Group Plc, providing premium service quality and leading the way in network performance, service innovation and customer service.

SmarTone Telecommunications Holdings Limited has been listed in Hong Kong since 1996. It is a subsidiary of Sun Hung Kai Properties Limited.





Board of Directors

* Mr. Raymond Ping-luen **Kwok**
  Chairman

  Mr. Douglas **Li**
  Chief Executive Officer

  Mr. Patrick Kai-lung **Chan**
* Mr. Michael Yick-kam **Wong**
* Mr. Andrew Sing-tak **So**
* Mr. Wing-yui **Cheung**
* Mr. David Norman **Prince**
* Mr. Wing-chung **Yung**
** Dr. Eric Ka-cheung **Li**, *JP*
** Mr. Leung-sing **Ng**, *JP*
** Mr. Xiang-dong **Yang**
** Mr. Eric Fock-kin **Gan**

* *Non-Executive Director*
** *Independent Non-Executive Director*

Company Secretary

Mr. Alvin Yau-hing **Mak**

Authorised Representatives

Mr. Douglas **Li**
Mr. Alvin Yau-hing **Mak**

Registered Office

Clarendon House, 2 Church Street,
Hamilton HM 11, Bermuda

Head Office and Principal Place of Business

31st Floor, Millennium City 2,
378 Kwun Tong Road, Kwun Tong,
Kowloon, Hong Kong

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building, 10 Chater Road,
Hong Kong

Hong Kong Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

Principal Share Registrar

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke, Bermuda

Principal Bankers

Standard Chartered Bank
The Hongkong and Shanghai Banking Corporation Limited

Legal Advisors to the Company

As to Hong Kong law
Slaughter and May

As to Bermuda law
Conyers, Dill & Pearman

Bermuda Resident Representative

Mr. John Charles Ross **Collis**
Mr. Anthony Devon **Whaley** (Deputy)



(Expressed in Hong Kong dollars in millions except per share amounts)

	Year ended or as at 30 June	
	2007	2006
Consolidated profit and loss account		
Revenues	**4,039**	3,779
Profit attributable to equity holders of the Company	**158**	70
Earnings per share ($)	**0.27**	0.12
Dividends per share		
Total for the year ($)	**0.27**	0.12
Special cash dividend ($)	**0.85**	—
Consolidated balance sheet		
Total assets	**5,440**	5,204
Current liabilities	**(1,075)**	(1,005)
Total assets less current liabilities	**4,365**	4,199
Non-current liabilities	**(827)**	(750)
Minority interests	**(27)**	(23)
Net assets	**3,511**	3,426
Share capital	**58**	58
Reserves	**3,453**	3,368
Total equity attributable to equity holders of the Company	**3,511**	3,426
Consolidated cashflow		
Net cash generated from operating activities	**941**	1,056
Interest received	**97**	67
Purchases of fixed assets	**(392)**	(471)
Additions of handset subsidies	**(193)**	(284)
Dividends paid (include minority interests)	**(76)**	(125)
Other	**(80)**	(44)
Net increase in cash and bank balances, and held-to-maturity debt securities	**297**	199



(Financial figures are expressed in Hong Kong dollars)

I am pleased to report the results of the Group for the year ended 30 June 2007.

Financial Highlights

Revenues of the Group increased by 7% to $4,039 million, driven by a 10% growth in mobile service revenue. Earnings before interest, tax, depreciation and amortisation ("EBITDA") increased to $940 million, representing a growth of 15%. Profit attributable to equity holders grew by 125% to $158 million. Earnings per share was $0.27, an increase of 126%.

Dividend

Your Board has decided to adopt a new dividend policy, under which the Group distributes each year 100% of its profit attributable to equity holders excluding extraordinary items as dividend. In accordance with the new policy, your Board proposes a final dividend of $0.27 per share for the year ended 30 June 2007. To improve capital structure efficiency, your Board also recommends a special cash dividend of $0.85 per share. After distributing the aforementioned dividends, your Company continues to have sufficient financial resources for its operations.

Business Review

Hong Kong Mobile Business

With a strong focus on delivering a superior customer experience in all areas of service, SmarTone-Vodafone has established its position as the premium quality mobile operator in Hong Kong. Leading the way in network performance, service innovation as well as customer service, the company has been improving its customer profile, reflected in the increase in ARPU and data revenue, under very competitive market conditions.

Mobile service revenue continued to register solid growth, with significant increase in revenue from data services and outbound roaming outweighed the decline in local voice and inbound roaming revenue. Driven by the increasing popularity of 3G services, data revenue increased by 49% and accounted for 18.5% of service revenue.

Blended ARPU registered a 6% growth to $225 and postpaid ARPU increased by 7% to $261. Postpaid churn rate remained stable throughout the year and was 2.3% in June 2007. The company had 1,077,000 customers as of 30 June 2007. Its 3G customer base currently represents over 30% of postpaid customers.

SmarTone-Vodafone leads the market in innovative service propositions. It is the first operator to introduce a true Internet experience on mobile, leveraging on its superior full-coverage HSPA network, now upgraded to 7.2 Mbps, and the rapidly expanding choice of HTML-enabled HSPA and 3G phones. Customers can now surf the web to access its infinite variety of constantly renewed content, enjoy videos from the Internet live on their mobiles, and share instantly Internet content with their friends. SmarTone-Vodafone adopts a new service-based tariff for this mobile Internet service in order to better accommodate customers' preference for unlimited usage.






The *true* Internet, now on your mobile

Chairman's Statement

(Financial figures are expressed in Hong Kong dollars)



Consistent with its strategy of serving targeted customer segments with differentiated propositions, SmarTone-Vodafone has launched a service addressing the needs of teenagers and their parents. Through a range of community-based services, customers can stay in contact at all times with voice, video calling and messaging, including group instant messaging. Rich infotainment is available on a dedicated community portal which also provides for sharing of self-generated content. Parents are assured of staying in touch with their teenagers, a safe portal environment for them and effective budget management of their spending.



Macau Mobile Business

With the growing economy of Macau, the year saw continued increase in customer number, mobile service revenue and profits.

Prospects

The competitive environment continues to be challenging. This is likely to be exacerbated by the pending issue of new wireless licences. Against this backdrop, your Company will continue to focus on further improving its cost efficiency in all areas of operations.

The rapid advancement of technology and the increasing convergence of communications and media offer new challenges as well as opportunities for innovative services. Your Company is well placed to drive revenue growth by continually enriching customers' mobile lifestyle and addressing their total communications needs. Your Company is in a strong financial position to pursue this strategy and to compete vigorously in the market.

Appreciation

Mr. Ernest Ho-kai Lai resigned as Non-Executive Director of your Company and Mr. Wing-chung Yung has been appointed as Non-Executive Director. I would like to express my gratitude to Mr. Lai for his invaluable contribution and advice, and welcome Mr. Yung to the Board. I would also like to take this opportunity to extend my appreciation to our customers and shareholders for their continuing support, my fellow directors for their guidance and insight, as well as our staff for their commitment and hard work.

Raymond Ping-luen Kwok
Chairman

Hong Kong, 28 August 2007

(Financial figures are expressed in Hong Kong dollars)

Review of financial results

Revenues increased by 7% to $4,039 million (2005/06: $3,779 million) with the growth in mobile service revenue partly offset by the drop in handset and accessory sales. Mobile service revenue rose by $275 million or 10% driven by an improvement in ARPU and a modest growth in average customer number. This outweighed the 4% increase in cost of sales and operating expenses. As a result, earnings before interest, tax, depreciation and amortisation ("EBITDA") rose by $124 million to $940 million (2005/06: $816 million). Operating profit increased substantially by $78 million to $183 million (2005/06: $105 million). Profit attributable to equity holders of the Company surged by 125% to $158 million (2005/06: $70 million).



Revenues increased by $260 million or 7% to $4,039 million (2005/06: $3,779 million).

- Mobile service revenue grew by 10% to $3,146 million (2005/06: $2,871 million), as higher revenue from data, prepaid and outbound roaming services outweighed the drop in local voice and inbound roaming revenue. Data service revenue reported significant growth mainly attributable to the increasing popularity of 3G services. Local voice revenue dropped modestly due to continued price competition in the market whereas inbound roaming revenue declined as a result of the downward pricing pressure on global wholesale roaming tariffs.

  Hong Kong blended ARPU grew by $12 to $225 (2005/06: $213) despite increasing market competition, reflecting further improvement in the quality of the Group's customer base. Revenue growth in data, prepaid and outbound roaming services contributed to this increase.

  Hong Kong postpaid ARPU grew by $17 to $261 (2005/06: $244) despite heavy tariff discounting in the market.

  Data service continued to play a pivotal role in driving revenue growth for the Group, achieving a strong 49% year-on-year increase. This growth attests to the Group's efforts in enhancing its customer propositions for the 3G customer base. The growing popularity and increased usage of data roaming and SmarTone-Vodafone Mobile Email services also contributed to the growth in data service revenue.

- Mobile telephone and accessory sales fell modestly by 2% to $893 million (2005/06: $908 million) amidst lower average unit handset price due to keen market competition.

Cost of sales rose by 1% to $1,533 million (2005/06: $1,510 million) driven by higher IDD, interconnect and data service costs resulted from higher usage.

In line with the growth in mobile service revenue, operating expenses (excluding depreciation, amortisation and loss on disposal of fixed assets) rose by 7% to $1,566 million (2005/06: $1,467 million). Network operating costs increased as a result of the Group's continuing enhancement of network capacity, quality and coverage. The rise in sales and marketing expenses was generally in line with revenue growth. Staff costs rose mildly primarily due to headcount and salary increases. Rental and utilities increased against a backdrop of rising office and store rent.



Sharp SX633A

Depreciation and loss on disposal of fixed assets fell modestly by $4 million to $482 million (2005/06: $486 million).

Handset subsidy amortisation increased by $46 million to $212 million (2005/06: $166 million) because of the significant amount of handset subsidies offered for customer acquisition and retention.

Mobile licence fee amortisation increased by $5 million to $63 million (2005/06: $58 million), reflecting the full year impact of amortisation relating to 2G mobile licences as the GSM and PCS licences were renewed in January 2006 and September 2006 respectively.

Finance income increased substantially by $44 million to $100 million (2005/06: $56 million) attributable to a higher average balance of bank deposits and debt securities, and improved returns thereon. Finance costs rose by $8 million to $78 million (2005/06: $70 million) mainly due to higher accretion expenses for mobile licence fee liabilities.

Macau operations continued to grow and delivered solid results for the year ended 30 June 2007. With continued growth in customer number and the popularity of its SmarTone 'Spot' service, revenues rose by 14% to $216 million (2005/06: $189 million). Operating costs increased by 3% to $83 million (2005/06: $81 million). As a result, operating profit grew substantially by 42% to $76 million (2005/06: $54 million).



Vodafone 710

Capital structure, liquidity and financial resources

There had been no major changes to the Group's capital structure during the year ended 30 June 2007. The Group was financed by share capital and internally generated funds during the year under review. The cash resources of the Group remain strong with cash and bank balances, and investments in held-to-maturity debt securities of $2,348 million at 30 June 2007 (30 June 2006: $2,051 million).

During the year ended 30 June 2007, the Group's net cash generated from operating activities and interest received amounted to $941 million and $97 million respectively. The Group's major outflows of funds during the year under review were payments for the purchase of fixed assets, handset subsidies, mobile licence fees and 2005/06 final dividend.

The directors are of the opinion that the Group can fund its capital expenditures and working capital requirements for the financial year ending 30 June 2008 with internal cash resources.



Treasury policy

The Group invests its surplus funds in accordance with a treasury policy approved from time to time by the board of directors. Surplus funds are placed as deposit with banks in Hong Kong or invested in investment grade debt securities. Bank deposits in Hong Kong are maintained in Hong Kong or United States dollars.

The Group's investments in debts securities are denominated in either Hong Kong or United States dollars with a maximum maturity of three years. The Group's policy is to hold its investments in debt securities until maturity.

As at 30 June 2007 and 2006, the Group's total available banking facilities amounted to $100 million, of which no amount was utilised.

Toshiba TS32

The Group is required to arrange for banks to issue performance bonds and letters of credit on its behalf. In certain circumstances, the Group will partially or fully collateralise such instruments by cash deposits to lower the issuance costs. The total amount of pledged deposits as at 30 June 2007 was $324 million (30 June 2006: $320 million).

Functional currency and foreign exchange exposure

The functional currency of the Group is the Hong Kong dollar. All material revenues, expenses, assets and liabilities, except the Group's United States dollar bank deposits and debt securities, are denominated in Hong Kong dollars. The Group therefore does not have any significant exposure to foreign currency gains and losses other than from its United States dollar denominated bank deposits and debt securities. The Group does not currently undertake any foreign exchange hedging.



BlackBerry® Curve™ 8310

Contingent liabilities

Performance bonds

Certain banks, on the Group's behalf, have issued performance bonds to the telecommunications authorities of Hong Kong and Macau in respect of obligations under licences issued by those authorities. The total amount outstanding at 30 June 2007 under these performance bonds was $404 million (30 June 2006: $353 million).

Lease out, lease back arrangement

A bank, on the Group's behalf, had issued a letter of credit to guarantee the Group's obligations under a lease out, lease back arrangement entered into during the year ended 30 June 1999. This letter of credit is fully cash collateralised using surplus cash deposits. The directors are of the opinion that the risk of the Group being required to make payment under this guarantee is remote.

Employees and share option scheme

The Group had 1,692 full-time employees as at 30 June 2007 (30 June 2006: 1,622), with the majority of them based in Hong Kong. Total staff costs were $395 million for the year ended 30 June 2007 (2005/06: $368 million).

Employees receive a remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and depend, inter-alia, on both the Group's performance and the performance of the individual employee. Benefits include retirement schemes, medical and dental care insurance. Employees are provided with both internal and external training appropriate to each individual's requirements.

The Group has a share option scheme under which the Company may grant options to participants, including directors and employees, to subscribe for shares of the Company. During the year ended 30 June 2007, no share options were granted, 28,500 options were exercised to subscribe for 28,500 shares in the Company, and 1,152,500 share options were cancelled or lapsed. At 30 June 2007, 10,653,500 (30 June 2006: 11,834,500) share options were outstanding.

Report of the Directors

(Financial figures are expressed in Hong Kong dollars)

The Directors submit their report together with the audited financial statements for the year ended 30 June 2007.

Principal activities

The principal activity of the Company is investment holding. The activities of its principal subsidiaries are shown in note 19 to the financial statements.

Results

The results of the Group for the year ended 30 June 2007 are set out in the consolidated profit and loss account on page 38.

Dividend

The directors recommended the payment of a final dividend for the year ended 30 June 2007 of $0.27 per share (2005/06: $0.12 per share). As no interim dividend was paid during the year (2005/06: nil), the proposed final dividend makes a total dividend for the year of $0.27 per share (2005/06: $0.12 per share). To improve capital structure efficiency, the directors also recommended the additional payment of a special cash dividend of $0.85 per share (2005/06: nil).

Five year financial summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is shown on page 36.

Reserves

Movements in the reserves of the Group and the Company during the year are set out on pages 43 and 44 respectively.

Distributable reserves

The reserves available for distribution to the shareholders of the Company amounted to $3,668,997,000 at 30 June 2007 (30 June 2006: $3,707,286,000).

Donations

During the year, charitable and other donations made by the Group amounted to $432,000 (2005/06: $2,000).

Fixed assets

Details of the movements in fixed assets are shown in note 18 to the financial statements.

Share capital

Details of the movements in share capital of the Company are shown in note 29 to the financial statements.

Directors

The Directors of the Company during the year and up to the date of this report were:

*   Mr. Raymond Ping-luen **Kwok**
     Chairman

    Mr. Douglas **Li**
     Chief Executive Officer

    Mr. Patrick Kai-lung **Chan**

*   Mr. Ernest Hoi-kai **Lai**
     (Resigned on 4 April 2007)

*   Mr. Michael Yick-kam **Wong**

*   Mr. Andrew Sing-tak **So**

*   Mr. Wing-yui **Cheung**

*   Mr. David Norman **Prince**

*   Mr. Wing-chung **Yung**
     (Appointed on 4 April 2007)

**   Dr. Eric Ka-cheung **Li**, JP

**   Mr. Leung-sing **Ng**, JP

**   Mr. Xiang-dong **Yang**

**   Mr. Eric Fock-kin **Gan**

*   *Non-Executive Director*
**   *Independent Non-Executive Director*

In accordance with Bye-law No. 110(A) of the Company's Bye-laws, Messrs. Douglas Li, Patrick Kai-lung Chan, Eric Ka-cheung Li and Leung-sing Ng retire by rotation, and Mr. Wing-chung Yung retires in accordance with Bye-law No. 101 at the forthcoming annual general meeting. All retiring Directors, being eligible, offer themselves for re-election. All remaining Directors shall continue in office.

The term of office of the Non-Executive Directors shall be governed by the provisions of Bye-laws No. 110 and No. 111 of the Company.

The Board has received from each Independent Non-Executive Director a written annual confirmation of their independence and is satisfied with their independence in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Directors' service contracts

Under an employment contract between the Company and Mr. Douglas Li dated 31 May 2001, Mr. Douglas Li has been appointed to act as Executive Director and Chief Executive Officer of the Group with effect from 17 July 2001. The contract can be terminated by the Company by not less than 6 calendar months' notice (or payment in lieu of notice).

Under an employment contract between the Company and Mr. Patrick Kai-lung Chan dated 1 May 2002, Mr. Patrick Kai-lung Chan has been appointed to act as Executive Director of the Group with effect from 15 May 2002. The contract can be terminated by the Company by not less than 6 calendar months' notice (or payment in lieu of notice).

Apart from the above, none of the Directors has a service contract with the Company with a term of more than 3 years and which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Report of the Directors

Directors' emoluments

The emoluments payable to the Directors of the Company are based on terms of the respective service contracts, if any. The director's fee payable is subject to annual assessment, approval and authorisation by shareholders at annual general meetings. Details of the emoluments paid and payable to the Directors of the Company for the financial year ended 30 June 2007 are shown in note 12 to the financial statements.

Directors' interests in contracts of significance

Apart from the connected transactions referred to in this report, no other contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Biographical details of Directors and senior management

Brief biographical details of the Directors and senior management are set out on pages 31 to 35.

Directors' and chief executive's interests

As at 30 June 2007, the interests or short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under section 352 of the SFO, or which were required, pursuant to the required standard of dealings by Directors as referred to in the "Model Code for Securities Transactions by Directors of Listed Issuers" of the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

1. Long positions in shares and underlying shares of the Company

| | Number of shares held | | | | | | | |
Name of Director	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests (interests of controlled corporation)	Other interests	Total	Number of underlying shares held under equity derivatives	Total	% of shares in issue
Raymond Ping-luen Kwok	—	—	—	2,237,767[1]	2,237,767	—	2,237,767	0.39
Douglas Li	—	—	—	—	—	3,000,000[2]	3,000,000	0.52
Patrick Kai-lung Chan	—	—	—	—	—	1,103,500[2]	1,103,500	0.19

Notes:

[1]. Mr. Raymond Ping-luen Kwok was deemed to be interested in these shares by virtue of being beneficiary of certain discretionary trust(s) for the purpose of the SFO.

[2]. These represented the interests in the underlying shares of the Company in respect of the shares options (being regarded for the time being as unlisted physically settled equity derivatives) granted by the Company, the details of which are set out in the section entitled "Share Option Scheme".

2. Long positions in shares and underlying shares of the associated corporations of the Company

(a) Sun Hung Kai Properties Limited ("SHKP")

| Name of Director | Number of shares held | | | | | Number of underlying shares held under equity derivatives | Total | % of shares in issue |
	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests (interests of controlled corporation)	Other interests	Total			
Raymond Ping-luen Kwok	75,000	—	—	1,086,165,895[1]	1,086,240,895	—	1,086,240,895	43.59
Michael Yick-kam Wong	145,904	—	—	—	145,904	—	145,904	0
Eric Ka-cheung Li	—	—	18,000	—	18,000	—	18,000	0

Note:

[1]. Of these shares in SHKP, Mr. Raymond Ping-luen Kwok was deemed to be interested in 1,062,988,347 shares by virtue of being beneficiary of certain discretionary trusts for the purpose of the SFO.

(b) SUNeVision Holdings Ltd. ("SUNeVision")

| Name of Director | Number of shares held | | | | | Number of underlying shares held under equity derivatives | Total | % of shares in issue |
	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests (interests of controlled corporation)	Other interests	Total			
Raymond Ping-luen Kwok	—	—	—	1,742,500[1]	1,742,500	—	1,742,500	0.08
Michael Yick-kam Wong	100,000	—	—	—	100,000	—	100,000	0
Andrew Sing-tak So	326,667	—	—	—	326,667	133,333[2]	460,000	0.02

Notes:

[1]. Of these shares in SUNeVision, Mr. Raymond Ping-luen Kwok was deemed to be interested in 1,070,000 shares by virtue of being beneficiary of certain discretionary trusts for the purpose of the SFO.

[2]. These represented the interests in the underlying shares in SUNeVision in respect of the shares options (being regarded for the time being as unlisted physically settled equity derivatives) granted by SUNeVision.

Report of the Directors

(Financial figures are expressed in Hong Kong dollars)

(c)   Mr. Raymond Ping-luen Kwok had the following interests in shares of the following associated corporations:

Name of associated corporation	Attributable holding through corporation	Attributable % of shares in issue through corporation	Actual holding through corporation	Actual % interests in issued shares
Splendid Kai Limited	2,500	25	1,500[1]	15
Hung Carom Company Limited	25	25	15[1]	15
Tinyau Company Limited	1	50	1[1]	50
Open Step Limited	8	80	4[1]	40

Note

[1].   Mr. Raymond Ping-luen Kwok was deemed to be interested in these shares for the purpose of the SFO. These shares were held by corporations in which Mr. Kwok was entitled to control the exercise of one-third or more of the voting rights in the general meetings of those corporations.

Save as disclosed above, at 30 June 2007, none of the Directors and chief executive (including their spouses and children under 18 years of age) and their respective associates had or deemed to have any interests or short positions in shares, underlying shares or debentures of the Company, its subsidiaries or any of its associated corporations that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to Part XV of the SFO or pursuant to the "Model Code for Securities Transactions by Directors of Listed Issuers" of the Listing Rules.

Share Option Scheme

Pursuant to the terms of the share option scheme adopted by the Company on 15 November 2002 (the "Share Option Scheme"), the Company may grant options to the participants, including directors and employees of the Group, to subscribe for shares of the Company.

1.   Principal terms of Share Option Scheme

A summary of the principal terms of the Share Option Scheme is set out below pursuant to the requirements as contained in Chapter 17 of the Listing Rules:

(a)   Purpose

The purpose of the Share Option Scheme is to reward participants who have made a valuable contribution to the growth of the Group and to enable the Group to recruit and/or to retain employees who are regarded as valuable to the Group or are expected to be able to contribute to the business development of the Group.

(b)   Participants

Any employee, agent, consultant or representative of the Company or any of the subsidiaries, including any director of the Company or any of the subsidiaries who has made valuable contribution to the growth of the Group based on his work experience, industry knowledge, performance, business connections or other relevant factors, will be eligible to participate in the Scheme at the invitation of the Directors.

(Financial figures are expressed in Hong Kong dollars)

(c) Maximum number of shares available for issue

The Company can issue options so that the total number of shares that may be issued upon exercise of all options to be granted under all the share option schemes does not in aggregate exceed 10% of the shares in issue on the date of adoption of the Share Option Scheme. The Company may renew this limit at any time, subject to shareholders' approval and the issue of a circular and in accordance with the Listing Rules provided that the number of shares to be issued upon exercise of all outstanding options granted and yet to be exercised under all the share option schemes does not exceed 30% of the shares in issue from time to time. At 28 August 2007, the number of shares available for issue in respect thereof is 56,158,134 shares which represents approximately 9.70% of the issued ordinary shares of the Company.

(d) Maximum entitlement of each participant

The maximum entitlement for any participant is that the total number of shares issued and to be issued upon exercise of options granted and to be granted in any 12-month period up to the date of the latest grant does not exceed 1% of the relevant class of shares in issue.

(e) Time of exercise of option

No option may be exercised later than 10 years after it has been granted and no option may be granted more than 10 years after the date on which the Scheme is adopted by the Company in general meeting.

The Scheme does not specify any minimum holding period before the option can be exercised but the Board has the authority to determine the minimum holding period when the options are granted.

(f) Payment on acceptance of option

Acceptance of offer to grant an option shall be sent in writing together with a remittance in favour of the Company of $1.00 by way of consideration for the grant and must be received by the Secretary of the Company within 28 days from the date of the making of such offer.

(g) Basis of determining the exercise price

The option price per share payable upon the exercise of any option will be determined by the Directors upon the grant of such option. It will be at least the higher of (i) the average closing price of a share as stated in the daily quotations sheets issued by the Stock Exchange for the 5 business days immediately preceding the day of offer of such option; (ii) the closing price of a share as stated in the Stock Exchange's daily quotations sheet on the day of offer of such option, which must be a business day; and (iii) the nominal value of a share.

(h) Remaining life of the Scheme

The Share Option Scheme shall be valid and effective for a period of 10 years commencing from the adoption of the Scheme on 15 November 2002.

Report of the Directors

(Financial figures are expressed in Hong Kong dollars)

2. Movement of share options

Movements of the share options granted to the participants pursuant to the Share Option Scheme during the year ended 30 June 2007 are as follows:

Grantee	Date of grant	Exercise price $	Exercise period	Outstanding at 1 July 2006	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Outstanding at 30 June 2007
Directors								
Douglas Li	10 February 2003	9.29	10 February 2003 to 16 July 2011	3,000,000[1]	—	—	—	3,000,000
Patrick Kai-lung Chan	10 February 2003	9.20	2 May 2003 to 1 May 2012	133,500[2]	—	—	—	133,500
	5 February 2004	9.00	5 February 2005 to 4 February 2014	970,000[3]	—	—	—	970,000
Employees	5 February 2004	9.00	5 February 2005 to 4 February 2014	7,152,000	—	—	(795,000)	6,357,000
	6 December 2004	8.01	6 December 2005 to 5 December 2014	193,000	—	—	(193,000)	—
	4 January 2005	8.70	4 January 2006 to 3 January 2015	193,000	—	(28,500)	(164,500)	—
	1 March 2005	9.05	1 March 2006 to 28 February 2015	193,000	—	—	—	193,000

Notes:

[1] The options, in the original number of 5,000,000, can be exercised up to 20% from 10 February 2003, up to 40% from 17 July 2003, up to 60% from 17 July 2004, up to 80% from 17 July 2005 and in whole from 17 July 2006.

[2] The options, in the original number of 200,000, can be exercised up to one-third from 2 May 2003, up to two-thirds from 2 May 2004 and in whole from 2 May 2005.

[3] The options can be exercised up to one-third from 5 February 2005, up to two-thirds from 5 February 2006 and in whole from 5 February 2007.

Other than the share options stated above, no share options had been granted by the Company to other participants pursuant to the Share Option Scheme. Save as disclosed above, no other share options were granted, exercised, cancelled or lapsed during the year.

3. Valuation of share options

No share options was granted for the financial years ended 30 June 2006 and 2007, however, in assessing the value of the share options granted in prior years, the Black-Scholes option pricing model adjusted for dividends (the "Black-Scholes Model") was used. The Black-Scholes Model is one of the generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models set out in Chapter 17 of the Listing Rules. The variables and assumptions adopted in assessing the value of the share options granted in prior years under the Black-Scholes Model are as follows:

(a) **Expected life of the options**
The expected life of the options used in the calculation represents the weighted average expected life of the options as measured from the date of grant (the "Measurement Date").

(b) **Risk free interest rate**
The risk free interest rate used in the calculation represents the weighted average yield of the relevant Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(c) **Expected volatility**
The expected volatility used in the calculation represents the annualised volatility of the closing price of the Company for the last 12 months from the Measurement Date.

(d) **Expected dividend yield**
The expected dividend yield used in the calculation represents the average dividend yield for the two financial years ended 30 June 2003 and 2004.

No adjustment has been made for possible future forfeiture of the options. The change in accounting policy following the adoption of the new HKFRS 2 resulted in the recognition of the fair value of options granted as staff cost with a corresponding increase in a capital reserve within equity. The equity amount is recognised in the capital reserve until either the options are exercised (when it is transferred to the share premium account) or the options expire/lapse (when it is released directly to retained profits).

It should be noted that the value of options calculated using the Black-Scholes Model is based on various assumptions and is only an estimate of the value of share options granted. It is possible that the financial benefit accruing to the grantee of an option will be considerably different from the value determined under the Black-Scholes Model.

Discloseable interests and short positions of shareholders under the SFO

As at 30 June 2007, the long positions of persons, other than Directors or chief executive of the Company, being 5% or more in the interest in shares of the Company as recorded in the register required to be kept by the Company under section 336 of the SFO, were as follows:

Name	Total number of shares	% of shares in issue
Cellular 8 Holdings Limited ("Cellular 8")[1&2]	306,439,472	52.82%
Sun Hung Kai Properties Limited ("SHKP")[1&2]	320,607,397	55.26%
HSBC International Trustee Limited ("HSBC")[3]	321,492,208	55.41%
Marathon Asset Management Limited	52,610,896	9.07%
Brandes Investment Partners, L.P.	47,367,330	8.16%

Report of the Directors

(Financial figures are expressed in Hong Kong dollars)

Notes:

1. For the purposes of the SFO, the interest of Cellular 8 in the 306,439,472 shares of the Company noted above against the name of Cellular 8 is also attributed to SHKP on the basis that SHKP controls one-third or more of Cellular 8. The number of shares noted above against the name of SHKP therefore duplicates the interest of Cellular 8.

2. For the purposes of the SFO, the same interest of Cellular 8 is also attributed to those subsidiaries of SHKP through which SHKP holds its interest in Cellular 8. Those subsidiaries are TFS Development Company Limited and Fourseas Investments Limited.

3. For the purposes of the SFO, the interest of SHKP noted above against its name (and the interest of each of its subsidiaries noted above) is also attributed to HSBC by reference to the interests in shares which HSBC holds (or deemed to hold) in SHKP. The number of shares noted above against the name of HSBC therefore duplicates the interest of SHKP.

Save as disclosed above, as at 30 June 2007, no other parties had registered as having an interest of 5% or more in the shares or underlying shares of the Company or having short positions as recorded in the register kept under section 336 of the SFO.

Arrangement to purchase shares or debentures

Other than the share options as mentioned above, at no time during the year was the Company or any of its subsidiaries or the Company's holding company or any subsidiaries of the holding company a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or of any other body corporate.

Directors' interests in competing business

None of the Directors of the Company has interest in any business which may compete with the business of the Group.

Sufficiency of public float

Based on the information that is publicly available to the Company and within the knowledge of its Directors, it is confirmed that there is sufficient public float of the Company's shares in the market at the date of this report.

Purchase, sale or redemption of shares

During the year ended 30 June 2007, the Company repurchased 2,641,000 shares on the Stock Exchange of Hong Kong. These repurchased shares were cancelled. Please refer to note 29 of the notes to the financial statements for details of the repurchases.

The aggregate price of the repurchased shares (before expenses) in the amount of $22,082,000 has been charged against the retained profits and contributed surplus accounts. A sum equivalent to the nominal value of the repurchased shares amounting to $264,000 has been transferred from retained profits to capital redemption reserve.

Save as disclosed above, at no time during the year ended 30 June 2007 was there any purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's shares.

Pre-emptive rights

There is no provision for pre-emptive rights under either the Company's Bye-laws or the laws in Bermuda.

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Report of the Directors

(Financial figures are expressed in Hong Kong dollars)

Major customers and suppliers

The percentages of the Group's purchases attributable to major suppliers are as follows:

Percentage of purchases attributable to the Group's largest supplier	11%
Percentage of purchases attributable to the Group's five largest suppliers	31%

None of the Directors and their associates had an interest in the major suppliers noted above.

During the year, the Group sold less than 30% of its total goods and services to its five largest customers.

Connected transactions

1. Certain related party transactions as disclosed in note 32 to the financial statements also constituted connected transactions. The following transactions between certain connected persons (as defined in the Listing Rules) and the Group have been entered into and/or are continuing for which relevant announcements, if necessary, had been made by the Company in accordance with the requirements of the Listing Rules.

    (a) Certain subsidiaries and associates of Sun Hung Kai Properties Limited ("SHKP"), the controlling shareholder of the Company, have leased premises to the Group for use as offices, retail shops and warehouses and have granted licences to the Group for the installation of base stations, antenna and telephone cables on certain premises owned by them. For the year ended 30 June 2007, rental, licence fees and management fees paid and payable totalled $65,401,000.

    (b) Certain wholly-owned subsidiaries of SHKP provided general insurance services to the Group. For the year ended 30 June 2007, insurance premiums paid and payable were $3,630,000.

    The above transactions have been reviewed by the Company's Independent Non-Executive Directors. The Independent Non-Executive Directors confirmed that these continuing connected transactions were entered into by the Group in the ordinary and usual course of business and on normal commercial terms or on terms no less favourable than terms available from independent third parties.

    The Independent Non-Executive Directors also confirmed that the transactions were entered into in accordance with the agreements governing such transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

    The auditors of the Company further confirmed that the continuing connected transactions (i) have received the approval of the Company's Board of Directors; (ii) have been entered into in accordance with the relevant agreements governing the transactions; and (iii) have not exceeded the cap for each category disclosed in previous announcement.

2. At 30 June 2007, the Group had an interest in an associate, the major shareholder of which is a subsidiary of SHKP. The principal activity of the associate is to invest in an equity fund which primarily invests in technology related companies in the People's Republic of China.

The above disclosure of the continuing connected transactions of the Group has complied with the disclosure requirements in accordance with the Listing Rules.

Report of the Directors

(Financial figures are expressed in Hong Kong dollars)

Auditors

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment. As recommended by the Audit Committee, a resolution for their re-appointment as auditors of the Company will be proposed at the forthcoming Annual General Meeting.

On behalf of the Board
Raymond Ping-luen Kwok
Chairman

Hong Kong, 28 August 2007

Corporate Governance

The Company is committed to building and maintaining high standards of corporate governance. Throughout the financial year ended 30 June 2007, the Company has applied the principles and complied with the requirements set out in the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") with the only deviation from code provision A.4.1 in respect of the service term of non-executive directors. Non-Executive Directors of the Company are not appointed with specific term but they are required to retire from office by rotation and are subject to re-election by shareholders at annual general meeting at least once in every three years.

The Board will continue to monitor and review the Company's corporate governance practices to ensure compliance with the CG Code.

The Board

Roles of Directors

The Board assumes responsibility for leadership and control of the Company and is collectively responsible for promoting the success of the Company. The principle roles of the Board are:

- to lay down the Group's objectives, strategies and policies;
- to monitor operating and financial performance; and
- to set appropriate policies to manage risks in pursuit of the Group's strategic objectives.

The Board has delegated the day-to-day operation responsibility to the management under the supervision of the Chief Executive Officer and various Board committees.

Composition

The Board of Directors, which currently comprises 12 Directors, is responsible for supervising the management of the Group.

The presence of 10 Non-Executive Directors, of whom 4 are independent, is considered by the Board to be a reasonable balance between Executive and Non-Executive Directors.

The Non-Executive Directors who offer diversified expertise and experience, contribute significantly to the important function of advising management on strategy and policy development. They also serve to ensure that the Board maintains high standards of financial and other mandatory reporting as well as to provide adequate checks and balances for safeguarding the interests of the Company and the shareholders as a whole.

Except for those relationships disclosed in the biographical details of the Directors set out on pages 31 to 35 of the Annual Report, the Directors have no other financial, business, family or other material/relevant relationships with each other.

The Board has received from each Independent Non-Executive Director a written annual confirmation of their independence and is satisfied with their independence in accordance with the Listing Rules.

The Company maintains appropriate liability insurance to indemnify its Directors for their liabilities arising out of corporate activities. The insurance coverage is reviewed on an annual basis.

Appointment and re-election of Directors

All Directors, including the Chairman and the Chief Executive Officer, are required to retire from office by rotation and are subject to re-election by shareholders at annual general meeting once every 3 years.

Under the Company's Bye-laws, one-third of the Directors, who have served longest on the Board, must retire and be eligible for re-election at each annual general meeting. As such, no director has a term of appointment longer than 3 years. To further enhance accountability, any further re-appointment of an Independent Non-Executive Director who has served the Company's Board for more than 9 years will be subject to separate resolution to be approved by shareholders.

Directors appointed to fill casual vacancy shall hold office only until the first general meeting after their appointment, and shall be subject to re-election by shareholders.

Directors' duties

All Directors must keep abreast of their collective responsibilities as Directors and of the business and activities of the Group. As such, briefings are provided and organised to ensure that the newly appointed Directors are familiar with the role of the Board, their legal and other duties and responsibilities as Director as well as the business and corporate governance practices of the Group. The Company Secretary will continuously update all Directors on latest developments regarding the Listing Rules and other applicable regulatory requirements to ensure compliance of the same by all Directors.

Chairman and Chief Executive Officer

In order to reinforce their respective independence, accountability and responsibility, and to avoid power being concentrated in any one individual, the role of the Chairman is separate from that of the Chief Executive Officer. The Chairman of the Group is Mr. Raymond Ping-luen Kwok and the Chief Executive Officer of the Group is Mr. Douglas Li. Their respective responsibilities are clearly established and defined by the Board in writing. The Chairman is responsible for ensuring that the Board is functioning properly, with good corporate governance practices and procedures, whilst the Chief Executive Officer, supported by the executive Director and senior management, is responsible for managing the Group's businesses, including the implementation of major strategies and initiatives adopted by the Board.

Board process

The Board of Directors meets regularly at least 4 times every year. The Directors participated in person or through electronic means of communication. At least 14 days notice of all board meetings were given to all Directors, who were given an opportunity to include matters in the agenda for discussion. The finalised agenda and accompanying board papers were sent to all Directors at least 3 days prior to the meeting.

During regular meetings of the Board, the Directors discuss the overall strategy as well as the operation and financial performance of the Group. The Board has reserved for its decision or consideration matters covering overall Group strategy, major acquisitions and disposals, annual budgets, annual and interim results, approval of major capital transactions and other significant operational and financial matters. Board meetings are scheduled one year in advance to facilitate maximum attendance of Directors. All Directors are kept informed on a timely basis of major changes that may affect the Group's businesses, including relevant rules and regulations. Directors can also seek independent professional advice in performing their duties at the Company's expense, if necessary.

The Company Secretary records the proceedings of each board meeting in detail by keeping detailed minutes, including all decisions by the Board together with concerns raised and dissenting views expressed (if any). All minutes are open for inspection at any reasonable time on request by any Director.

The Board held 4 regular meetings during the financial year ended 30 June 2007. Attendance of the individual Director at Board meetings held during the year is as follows:

Directors	Number of Board meetings attended
Executive Directors	
Mr. Douglas Li *(Chief Executive Officer)*	4/4
Mr. Patrick Kai-lung Chan	4/4
Non-executive Directors	
Mr. Raymond Ping-luen Kwok *(Chairman)*	4/4
Mr. Ernest Ho-kai Lai *	3/3
Mr. Michael Yick-kam Wong	4/4
Mr. Andrew Sing-tak So	4/4
Mr. Wing-yui Cheung	3/4
Mr. David Norman Prince	1/4
Mr. Wing-chung Yung **	1/1
Independent non-executive Directors	
Dr. Eric Ka-cheung Li	4/4
Mr. Leung-sing Ng	3/4
Mr. Xiang-dong Yang	2/4
Mr. Eric Fock-kin Gan	4/4

*   *Resigned as Director on 4 April 2007*
** *Appointed as Director on 4 April 2007*

Board Committees

The Board has established the following committees with defined terms of reference, which are of no less exacting terms than those set out in the CG Code.

Board Supervisory Committee (the"BSC")

The Board has delegated the duties of overseeing management performance, monitoring execution of business plans and initiatives, and ensuring adherence to corporate objectives to the BSC. Members of the BSC are made up of the Chairman of the Board, the Chief Executive Officer, the Executive Director and senior executives of the Company. Non-Executive Directors are welcomed to join the BSC at their discretion.

The BSC meets regularly throughout the year on a monthly basis to review and monitor the overall strategy implementation as well as the business operation and financial performance of the Group and to properly inform the Board of the status of such operations and performance. BSC meetings are scheduled in advance to facilitate maximum attendance of Directors/members.

Remuneration Committee

The chairman of the Committee is Dr. Eric Ka-cheung Li, an Independent Non-Executive Director of the Company and other members include Mr. Leung-sing Ng and Mr. Andrew Sing-tak So, the majority being Independent Non-Executive Directors of the Company.

The Remuneration Committee is responsible for formulating and recommending to the Board the remuneration policy, determining the remuneration of executive directors and members of senior management of the Group, as well as reviewing and making recommendations on the Company's share option scheme, bonus structure and other compensation-related issues. The Committee consults with the Chairman and/or the Chief Executive Officer on its proposals and recommendations, and also has access to professional advice if deemed necessary by the Committee. The Committee is also provided with other resources enabling it to discharge its duties. The specific terms of reference of the Remuneration Committee is available on request and also accessible on the Company's website.

Remuneration policy for Directors

The primary goal of the remuneration policy for executive directors and senior management is to enable the Company to retain and motivate executive directors and senior management by linking their compensation with performance as measured against corporate objectives.

The principal elements of the Company's executive remuneration package include basic salary, discretionary bonus and share option. In determining guidelines for each compensation element, the Company will make reference to market remuneration surveys on companies operating in similar businesses.

The remuneration of non-executive directors, mainly comprising directors' fees, is subject to annual assessment with reference to the market standard and recommendation will be made by the Committee for shareholders' approval at annual general meeting. Reimbursement is allowed for out-of-pocket expenses incurred in connection with the performance of their duties including attendance at Company meetings.

Nomination Committee

The chairman of the Committee is Mr. Eric Fock-kin Gan, an Independent Non-Executive Director of the Company and other members include Mr. Leung-sing Ng and Mr. David Norman Prince, the majority being Independent Non-Executive Directors of the Company.

The Nomination Committee is responsible for formulating nomination policy, and making recommendations to the Board on nomination and appointment of directors and board succession. The Committee will also review the size, structure and composition of the Board. The Committee is provided with sufficient resources enabling it to discharge its duties. The specific terms of reference of the Nomination Committee is available on request and also accessible on the Company's website.

The Nomination Committee has reviewed and recommended the re-appointment of the retiring Directors for shareholders' approval at the forthcoming Annual General Meeting.

Audit Committee

The Audit Committee is accountable to the Board and assists the Board in meeting its responsibilities for ensuring compliance with the financial reporting obligations and corporate governance requirements as well as reviewing the effectiveness of the Company's system of internal control.

The Audit Committee, established in 1999, is currently chaired by Dr. Eric Ka-cheung Li, an Independent Non-Executive Director with professional accounting expertise, and the other members are Mr. Leung-sing Ng, Mr. Eric Fock-kin Gan and Mr. Michael Yick-kam Wong, with the majority being Independent Non-Executive Directors of the Company. The Committee members possess appropriate business or financial expertise and experience to provide relevant advice and recommendations to the Company.

The Audit Committee's primary duties include ensuring the Group's financial statements, annual and interim reports, and the auditors' report present a true and balanced assessment of the Group's financial position; reviewing the Group's financial control, internal control and risk management systems; reviewing the Group's financial and accounting policies and practices; and recommending the appointment and remuneration of external auditors. Other duties of the Audit Committee are set out in its specific terms of reference, which is available on request and also accessible on the Company's website. The Audit Committee is provided with sufficient resources enabling it to discharge its duties.

The Audit Committee met 3 times during the financial year ended 30 June 2007 to review with senior management and the Company's internal and external auditors the Group's significant internal controls and financial matters as set out in the Committee's terms of reference. The Committee's review covers the audit plans and findings of internal and external auditors, external auditor's independence, the Group's accounting principles and practices, listing rules and statutory compliance, internal controls, risk management and financial reporting matters (including the interim and annual accounts for the Board's approval).

Attendance of the individual Director at Audit Committee meetings held during the year is as follows:

Directors	Number of meetings attended
Dr. Eric Ka-cheung Li *(Chairman)*	3/3
Mr. Leung-sing Ng	3/3
Mr. Michael Yick-kam Wong	1/3
Mr. Eric Fock-kin Gan	2/3

The Audit Committee also held a meeting on 17 August 2007 and reviewed the relevant financial statements as well as the internal audit reports of the Group for the year ended 30 June 2007. The Committee is content that the accounting policies and methods of computation adopted by the Group are in accordance with the current best practices in Hong Kong. The Committee found no unusual items that were omitted from the financial statements and was satisfied with the disclosures of data and explanations shown in the financial statements.

External auditors' independence
In order to further enhance independent reporting by external auditors, part of the aforementioned meetings was attended only by the Committee members and external auditors in the absence of the management.

The nature and ratio of annual fees to external auditors for non-audit services and for audit services are subject to scrutiny by the Audit Committee. The provision of non-audit services by the external auditors requires prior approval of Audit Committee so as to ensure that the independence and objectivity of the external auditors will not be impaired. Details of the fees paid or payable to the auditors for the financial year ended 30 June 2007 are as follows:

	HK$
Total audit fee	
- interim review and final audit	1,724,000
Other services	730,000
Total fees	2,454,000

The Committee received written confirmation from PricewaterhouseCoopers on their independence and objectivity as required under the Professional Ethics Statement 1.203A "Independence for Assurance Engagements" issued by the Hong Kong Institute of Certified Public Accountants before commencement of the annual audit of the Group's financial statements for the year ended 30 June 2007.

The Committee is satisfied with the findings of their review of the audit fees, process and effectiveness, independence and objectivity of PricewaterhouseCoopers and has recommended the Board to propose a resolution of their re-appointment as the Company's external auditors at the forthcoming Annual General Meeting.

Directors' and auditors' responsibilities for the accounts

The Board is responsible for presenting a balanced, clear and comprehensible assessment of the Group's performance and prospects. The Directors are responsible for the preparation of accounts which give a true and fair view of the state of affairs and of the results and cash flows of the Group on a going concern basis. The Company's accounts are prepared in accordance with all relevant statutory requirements and applicable accounting standards. The Directors are responsible for ensuring that appropriate accounting policies are selected and applied consistently and that judgments and estimates made are prudent and reasonable. The Directors are also responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

The responsibilities of the auditors for the accounts are set out in the Auditors' Report on Page 37 of this Annual Report.

Corporate Governance Report

Internal control

The Directors are responsible for the internal control of the Group and for reviewing its effectiveness.

The internal control system of the Group comprises a comprehensive organisational structure and delegation of authorities, with responsibilities of each business and operational units clearly defined and authorities assigned to individuals based on experience and business need.

Control procedures have been designed to safeguard assets against unauthorised use and disposition; ensure compliance with relevant laws, rules and regulations; ensure proper maintenance of accounting records for provision of reliable financial information used within the business or for publication; and to provide reasonable assurance against material misstatement, loss or fraud.

A Risk Management Committee, which reports to the Audit Committee, is set up in early 2007 and is responsible for the overall risk management functions of the Group. Risk Management Framework is in place to provide a consistent approach on the risk management processes in identification, assessment, treatment and reporting of all risks identified affecting key business processes.

Internal audit plays an important role in the internal control framework. The Group has an internal audit team, staffed with 7 qualified professionals, which is an independent function reports directly to the Audit Committee and the Chief Executive Officer. The work of internal audit includes financial and operations reviews, recurring and surprise audits, fraud investigations and productivity efficiency and effectiveness reviews. Internal audit derives its annual audit plan using a risk assessment methodology and taking into account the business nature of the Group. The plan is reviewed and approved by the Audit Committee, who ensures that adequate resources are deployed and the plan objectives are adequate to cover major risks affecting the Group. In addition, there is regular dialogue with the Group's external auditors so that both are aware of the significant factors which may affect their respective scope of work.

A review of the effectiveness of the Group's system of internal control covering all material controls, including financial, operational and compliance controls and risk management functions, is conducted annually. The Directors have conducted the review of the effectiveness of the Group's internal control system for the year ended 30 June 2007 based on a framework which assesses the Group's internal control system against control environment, risk management, information and communication, and control and monitoring activities on all major business and operational processes. The examination consisted of enquiry, discussion and validation through observation and inspection. Areas of improvement have been identified and appropriate measures have been put in place to manage the risks.

With respect to procedures and internal controls for handling and dissemination of price-sensitive information, a strict prohibition on unauthorised use of confidential or insider information is included in the code of conduct of the Group. Employees who are privy or have access to unpublished price-sensitive information of the Group has also been notified on the adoption of the "Model Code for Securities Transactions by Senior Management and relevant Employees" by the Company in 2006 and on observing the restrictions pursuant to Parts XIII and XIV of the Securities and Futures Ordinance.

Compliance with Model Code for Securities Transactions

The Group adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in Appendix 10 of the Listing Rules as the code of conduct regarding directors' transactions in the securities of the Company. Similar code has also been adopted for relevant employees, who may be in possession of unpublished price-sensitive information, in dealing with the Company's securities. Upon specific enquiry, each Director had confirmed that during the year ended 30 June 2007, they had fully complied with the required standard set out in the Model Code regarding securities transactions and there was no event of non-compliance.

Investor relations

To manage its relationship with investment community, the Group meets regularly with the press and financial analysts and participates frequently in other conferences and presentations. The Company also communicates to its shareholders through announcements and annual and interim reports. All such reports and announcements can also be accessed via the Company's website. The Directors, Company Secretary or other appropriate members of senior management also respond to inquiries from shareholders and investment community promptly.

Directors

Raymond Ping-luen KWOK, *Chairman & Non-Executive Director*

Mr. Raymond Kwok (aged 54), was appointed as Director of the Group in April 1992. He holds a Master of Arts degree in Law from Cambridge University, a Master degree in Business Administration from Harvard University, an Honorary Doctorate degree in Business Administration from The Open University of Hong Kong and an Honorary Doctorate degree in Laws from The Chinese University of Hong Kong. He is Vice-Chairman and Managing Director of Sun Hung Kai Properties Limited ("SHKP"), the controlling shareholder of the Company, Chairman of SUNeVision Holdings Ltd. (a subsidiary of SHKP), a Non-Executive Director of Transport International Holdings Limited (an associate of SHKP) and USI Holdings Limited, and an Independent Non-Executive Director of Standard Chartered Bank (Hong Kong) Limited.

In civic activities, Mr. Kwok is a Director of The Real Estate Developers Association of Hong Kong, a Member of the General Committee of The Hong Kong General Chamber of Commerce, a Member of the Hong Kong Port Development Council, Vice-Chairman of the Council of The Chinese University of Hong Kong.

Douglas LI, *Executive Director & Chief Executive Officer*

Mr. Douglas Li (aged 53), is Chief Executive Officer of the Group, which he helped founded in 1992. He spent the early part of his career as a Chartered Accountant with KPMG in both London and Hong Kong. He became a corporate finance investment banker with Morgan Grenfell, following which he joined Sun Hung Kai Properties to expand its telecom and other businesses. He left the Group in 1996 to head up the Asia private equity business for the Suez Group, where he was Managing Director, until he rejoined the Group in 2001.

Patrick Kai-lung CHAN, *Executive Director*

Mr. Patrick Chan (aged 47), was appointed Director of the Group in October 1996. Mr. Chan was the manager of the Strategic Development Department of SHKP before his appointment as Executive Director of the Company in March 2002. Prior to joining SHKP in 1990, he held various positions in the areas of research and investment at leading international banking groups. From December 1994 to May 1996, he was seconded as a full-time member to the Central Policy Unit of the Hong Kong Government. Mr. Chan has over 20 years' experience in finance, investment, planning and investor relations. Mr. Chan holds a Bachelor of Economics (Hon.) degree from the University of Sydney, Australia and a Master of Economics degree from the Australian National University.

Michael Yick-kam WONG, *Non-Executive Director*

Mr. Michael Wong (aged 55), was appointed Director of the Company in October 2001. He obtained his Bachelor of Business Administration and Master of Business Administration degrees from The Chinese University of Hong Kong.

Mr. Wong is an Executive Director of SHKP and is currently responsible for SHKP's strategic planning, corporate development, infrastructure projects, financial investments and investor relations. Mr. Wong is Deputy Chairman of RoadShow Holdings Limited, an Executive Director of SUNeVision Holdings Ltd. and a Non-Executive Director of USI Holdings Limited.

In community service, Mr. Wong is Chairman of the Hong Kong Youth Hostels Association. He is also a member of the Board of Trustees of New Asia College, The Chinese University of Hong Kong.

Directors and Management Executives Profile

Andrew Sing-tak SO, *Non-Executive Director*

Mr. Andrew So (aged 42), was appointed Director of the Company in April 2002. Mr. So was appointed an Executive Director of SUNeVision Holdings Ltd. ("SUNeVision") on 26 March 2002. He was appointed as the Managing Director of SUNeVision on 4 December 2004 and was re-designated as the Chief Executive Officer of SUNeVision since 9 September 2005. He has been with SHKP since July 2001, as Special Assistant to Mr. Raymond Kwok, Vice-Chairman and Managing Director of SHKP, and was involved in developing SHKP's IT-related businesses and formulating growth strategies for SUNeVision. Mr. So is also a Non-Executive Director of Roadshow Holdings Limited.

Mr. So holds both a BA from Harvard University and MBA from Harvard Business School, and he has over sixteen years' experience in management and technology consulting, having worked extensively in the USA, UK, Hong Kong and elsewhere in Asia, formulating and executing strategies for companies in diverse industries.

Prior to joining SHKP Group, Mr. So was Senior Vice-President and Managing Director (Greater China) with Digitas Asia Limited, subsidiary of a Nasdaq-listed systems integrator and web solutions provider headquartered in Boston, Massachusetts. He set up Digitas' first office in Asia to serve global and local clients. Before that, Mr. So held the position of Managing Director, Telecommunications with Scient, a technology solutions provider based in San Francisco, where he led business development and solution delivery for Asian Telecom and Internet clients. He has also worked for the international consulting and systems integration firms Accenture and Cap Gemini, in the USA and Europe.

Wing-yui CHEUNG, *Non-Executive Director*

Mr. Wing-yui Cheung (aged 57), was appointed Director of the Company in March 2003. Mr. Cheung is a director of a number of other publicly listed companies, namely being non-executive director of Tai Sang Land Development Limited, Taifook Securities Group Limited, Tianjin Development Holdings Limited and Shanghai Real Estate Limited, and being independent non-executive director of Hop Hing Holdings Limited, Agile Property Holding Limited, Ping An Insurance (Group) Company of China, Limited. He is also a non-executive director of SUNeVision Holdings Ltd.

Mr. Cheung was the Vice-Chairman of the Mainland Legal Affairs Committee of the Law Society of Hong Kong until January 2006 and was a director of Po Leung Kuk. He is currently a member of the Board of Review (Inland Revenue), co-chairman of The Community Chest Corporate Challenge Organising Committee, a member of Campaign Committee of the Community Chest, a council member of The Open University of Hong Kong and a fellow member of the Institute of Directors. Mr. Cheung received a Bachelor of Commerce degree in accountancy from the University of New South Wales, Australia and is a member of the Australian Society of CPAs. Mr. Cheung has been a practising solicitor in Hong Kong since 1979 and is a consultant of the law firm Woo, Kwan, Lee & Lo. He was admitted as a solicitor in the United Kingdom and as an advocate and solicitor in Singapore.

David Norman PRINCE, *Non-Executive Director*

Mr. David Prince (aged 56), was appointed Director of the Company in July 2005. Mr. Prince has over 10 years' experience of operating at board level in an international environment, was until recently Group Finance Director of Cable and Wireless plc.

Prior to his appointment as Group Finance Director of Cable and Wireless plc. in July 2002, Mr. Prince spent some 12 years working in the Hong Kong telecommunications market. From 1994 to 2000 he was Finance Director and latterly Deputy Chief Executive Officer of Hong Kong Telecommunications Limited and played a key role in developing this business leading to the sale of the company to PCCW Limited in 2000. He went on to join PCCW Limited as Group Chief Financial Officer primarily focused on the integration of the companies following the acquisition, and arranging for refinancing of the group.

Mr. Prince is currently a non-executive director and chairman of the audit committee for Ark Therapeutics plc. – a UK based specialist healthcare group and a non-executive director of Adecco SA which is the global leader in human resources services. He is also a visiting research fellow with the University of Bath's School of Management in the UK.

Wing-chung YUNG, *Non-Executive Director*

Mr. Wing-chung Yung (aged 60), was appointed Director of the Company in April 2007. Mr. Yung is the Corporate Advisor of SHKP. He is also a director of River Trade Terminal Co. Ltd., Hung Kai Finance Company Limited and Airport Freight Forwarding Centre Company Limited and an alternate director to Mr. Raymond Ping-luen Kwok of Transport International Holdings Limited. Prior to his joining SHKP in 1995, Mr. Yung had many years of working experience with a U.S. Bank in various managerial positions in Hong Kong and the United States.

Eric Ka-cheung LI, *JP, Independent Non-Executive Director*

Dr. Eric Li (aged 54), GBS, OBE, J.P., LLD, DSocSc., B.A., FCPA (Practising), FCA, FCPA (Aust.), FCIS, was appointed Director of the Company in October 1996. Dr. Li is the senior partner of Li, Tang, Chen & Co., Certified Public Accountants, an independent non-executive director of Transport International Holdings Limited, Wong's International (Holdings) Limited, CATIC International Holdings Limited, Hang Seng Bank Limited, China Resources Enterprise Limited, Roadshow Holdings Limited, Strategic Global Investments plc., Bank of Communications Co., Ltd. and Meadville Holdings Limited and a non-executive director of SHKP. Dr. Li is a member of The 10th National Committee of Chinese People's Political Consultative Conference, a convenor cum member of the Financial Reporting Review Panel, a former member of the Legislative Council of Hong Kong and Chairman of its Public Accounts Committee. He was also a past president of the Hong Kong Institute of Certified Public Accountants (formerly Hong Kong Society of Accountants).

Leung-sing NG, *JP, Independent Non-Executive Director*

Mr. Leung-sing Ng (aged 58), was appointed Director of the Company in June 1997. Mr. Ng is a member of the managing board of The Kowloon-Canton Railway Corporation, Hong Kong and the Vice Chairman of The Chiyu Banking Corporation Limited.

Mr. Ng had been appointed as the Chinese Representative of the Sino-British Land Commission and the trustee of Hong Kong Government Land Fund from 1988 to 1997. He was the executive director and general manager of The China and South Sea Bank Limited, Hong Kong from 1990 to 1998. Mr. Ng is a member of the Corporate Contribution Programme Organisation Committee of the Hong Kong Community Chest since 1992. Moreover, Mr. Ng has been appointed as a member of the Hong Kong Housing Authority since 1996. Mr. Ng was a member of the Legislative Council of Hong Kong from 1996 to 2004.

Mr. Ng has been a director of Bank of China Group Charitable Foundation Limited since 1996, a member of Mandatory Provident Fund Schemes Advisory Committee since 1998, and a member of Admission of Talents Scheme Selection Committee since 1999. In the same year, Mr. Ng was a committee member of Hong Kong Council of Social Services, and a member of The Council & The Court of The Lingnan University. Mr. Ng is also a member of Fisheries Development Loan Fund Advisory Committee since 2001. He was also appointed as the Justice of the Peace in 2001. In 2004, Mr. Ng was awarded the Silver Bauhinia Star by the HKSAR government.

Xiang-dong YANG, *Independent Non-Executive Director*

Mr. Xiang-dong Yang (aged 42), was appointed Director of the Company in December 2003.

Mr. Yang has been Managing Director and Co-Head of Carlyle Asia Partners of The Carlyle Group since 2001. He is also a member of the Management Committee of The Carlyle Group. Prior to joining Carlyle, Mr. Yang spent 9 years at Goldman Sachs, where he was a Managing Director, Co-Head of Goldman's private equity investment arm for Asia ex-Japan and a member of its Asia Management Committee.

Mr. Yang serves on the board of a number of non-listed companies in which The Carlyle Group has investments.

Mr. Yang received his B.A. in economics from Harvard University and M.B.A. from Harvard Business School.

Directors and Management Executives Profile

Eric Fock-kin GAN, *Independent Non-Executive Director*

Mr. Eric Gan (aged 44), was appointed Director of the Company in December 2005. Mr. Gan is the President and Chief Operating Officer of EMOBILE Limited, the fourth 3G mobile operator in Japan. During the start-up stage of EMOBILE in 2005, Mr. Gan was the Representative Director and Chief Financial Officer of EMOBILE when he was responsible for the equity and debt financing of 390 billion yen for EMOBILE after the fourth 3G license was granted in November 2005. Following the completion of the financing project, EMOBILE has successfully launched the 3G mobile data services on March 2007.

Mr. Gan is also a co-founder of eAccess Ltd with Dr. Sachio Semmoto (CEO of eAccess and EMOBILE). During the first 3 years after the establishment of eAccess, Mr. Gan served as the Representative Director and Chief Operating Officer from 1999 to 2003. Prior to the IPO of eAccess, Mr. Gan took up the position of Representative Director and Chief Financial Officer from 2003 to 2007. eAccess has achieved the listing of the Tokyo Stock Exchange First Section (TSE1) in 2004, the fastest listing on the TSE1 ever in history. Mr. Gan was also involved in several successful M&A transactions including the acquisitions of Japan Telecom's ADSL (JDSL) business and the American On-line (AOL) business in Japan. Today, Mr. Gan still serves as a Director of the Board of eAccess.

Prior to the establishment of eAccess, Mr. Gan worked as a telecom analyst & Managing Director for Goldman Sachs Japan when he was involved in many telecommunication financing deals in Japan/Asia, including the listing of NTT DoCoMo (one of the world's largest IPOs), NTT equity tranches and many other telecom related IPO and advisory projects.

Mr. Gan was born in Hong Kong and graduated from Imperial College, University of London. Mr. Gan now lives in Japan (since 1990).

Members of Operations Committee

Stephen Chau, *Chief Technology Officer*

Mr. Stephen Chau is a technology veteran in telecommunications with over 20 years' experience. Prior to joining the Group, he was with HK Telecom CSL for more than 6 years, responsible for radio network planning and development. From 1995 to 1996, Mr. Chau was a member of the Radio Spectrum Advisory Committee under the Office of the Telecommunications Authority. He was also a member of the Advisory Committee of the Information Engineering Department of The Chinese University of Hong Kong. He is a member of the Institute of Electrical Engineers, UK and the Institute of Engineers, Australia, as well as a Chartered Engineer of Institute of Electrical Engineers, UK. Mr. Chau holds a Bachelor degree in Electronic Engineering from The Chinese University of Hong Kong.

Rita Hui, *General Manager, Human Resources*

Ms. Rita Hui has more than 20 years' experience in human resources, administration and sales operations, as well as logistics gained from local and multi-national corporations. Before joining the Group in 1995, Ms. Hui was the Regional Personnel Manager for the Asia Pacific zone of an international manufacturing company where she had served for more than 10 years. She is a member of Education Working Party of the Hong Kong Retail Management Association. Ms. Hui has been supporting the Hong Kong Baptist University for their Human Resources Management Mentoring Programme and she is also a member of the Electronics and Telecommunications Training Board of Vocational Training Council. She received her Joint Diploma in Personnel Management from the Hong Kong Polytechnic and the Hong Kong Management Association.

Alex Ip, *Chief Executive Officer of SmarTone (Macau)*

Dr. Alex Ip has over 19 years' experience in international telecommunications. Prior to joining the Group, Dr. Ip was in charge of the Internet and multimedia strategic relations in Asia Pacific for British Telecom ("BT"), with responsibility for developing BT's investment strategy and business in the region. Dr. Ip holds a Ph.D. in Data Communications from Loughborough University in the UK and is a Chartered Engineer. He is also a member of the Institution of Electrical Engineers and the Institute of Electrical and Electronic Engineers.

Chris Lau, *Director of Future Services*

Mr. Chris Lau has over 20 years' experience in telecommunications products and services development. Before joining the Group in 1992, he had held various product development positions in both mobile and fixed network operators in North America and Hong Kong. Mr. Lau is a Chartered Engineer and member of the Institute of Electrical Engineers, UK and Association of Professional Engineers of Ontario, Canada. Mr. Lau holds a Bachelor degree in Electrical and Electronics Engineering from the Institute of Science & Technology, University of Manchester, UK and High Diploma of Management Studies from City Polytechnic of Hong Kong.

Eric Mallia, *Director of Marketing*

Mr. Eric Mallia was appointed Director of Marketing in January 2007. Previously he worked for Vodafone as Global Brand Manager. He comes with nearly 20 years strategic and operational marketing experience gained in Asia Pacific, Europe, Middle East and Africa. Prior to his four years at Vodafone, Mr. Mallia worked at Cable & Wireless Mobile, Mercury Communications, BT and a host of client assignments in his capacity as an independent consultant. Mr. Mallia holds a Bachelor of Sciences (Hons) from University College, London University.

Group Financial Summary

(Expressed in Hong Kong dollars in millions except per share amounts)

	2007	2006	2005 (restated)	2004 (restated)	2003 (restated)
Consolidated profit and loss account					
Revenues	4,039	3,779	3,619	3,367	2,832
Profit attributable to equity holders of the Company	158	70	327	452	366
Earnings per share ($)	0.27	0.12	0.56	0.77	0.63
Dividends					
Total dividend	649	70	227	309	2,315
Total per share for the year ($)	0.27	0.12	0.39	0.53	0.47
Special cash dividend per share ($)	0.85	Nil	Nil	Nil	3.50
Consolidated balance sheet					
Non-current assets	2,724	2,848	3,529	3,650	2,945
Net current assets	1,641	1,351	665	484	2,961
Total assets less current liabilities	4,365	4,199	4,194	4,134	5,906
Non-current liabilities	(827)	(750)	(704)	(676)	(582)
Minority interests	(27)	(23)	(23)	(21)	(20)
Net assets	3,511	3,426	3,467	3,437	5,304
Share capital	58	58	58	58	58
Reserves	3,453	3,368	3,409	3,379	5,246
Total equity attibutable to equity holders of the Company	3,511	3,426	3,467	3,437	5,304

Note: The results for each of the three years ended 30 June 2003, 2004 and 2005 and the assets and liabilities as at 30 June 2003, 2004 and 2005 have been restated to reflect the effect of the adoption of HKAS 16, HKAS 38 and HKFRS 2 issued by HKICPA.

To the shareholders of **SmarTone Telecommunications Holdings Limited**
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of SmarTone Telecommunications Holdings Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 38 to 78, which comprise the consolidated and Company balance sheets as at 30 June 2007, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 28 August 2007

Consolidated Profit and Loss Account

For the year ended 30 June 2007
(Expressed in Hong Kong dollars)

	Note	2007 $000	2006 $000
Mobile services		3,146,057	2,871,065
Mobile telephone and accessory sales		892,865	908,150
Revenues	6	4,038,922	3,779,215
Cost of sales		(1,532,749)	(1,510,161)
Other gains	7	—	14,045
Network costs		(614,831)	(575,249)
Staff costs		(395,119)	(367,633)
Sales and marketing expenses		(281,451)	(252,186)
Rental and utilities		(143,406)	(128,410)
Other operating expenses		(131,007)	(143,598)
Depreciation, amortisation and loss on disposal		(757,047)	(710,998)
Operating profit		183,312	105,025
Finance income	9	99,570	56,287
Finance costs	10	(78,293)	(69,659)
Profit before income tax	8	204,589	91,653
Income tax expense	11 (a)	(27,664)	(7,768)
Profit after income tax		176,925	83,885
Attributable to:			
Equity holders of the Company	15	157,563	70,020
Minority interests		19,362	13,865
		176,925	83,885
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in cents per share)	17		
Basic		27.1	12.0
Diluted		27.1	12.0
Dividends:	16		
Final dividend proposed		156,387	69,935
Special cash dividend proposed		492,329	—
		648,716	69,935

The notes on pages 45 to 78 are an integral part of these consolidated financial statements.

	Note	2007 $000	2006 $000
Non-current assets			
Fixed assets	18	1,832,045	1,924,064
Interest in an associate	20	1,812	1,812
Financial investments	21	58,854	72,224
Intangible assets	22	783,925	799,959
Deposits and prepayments – non-current portion	24	47,673	44,296
Deferred income tax assets	27	–	5,450
		2,724,309	2,847,805
Current assets			
Inventories	23	75,066	79,572
Financial investments	21	31,340	660,237
Trade receivables	24	179,418	151,895
Deposits and prepayments – current portion	24	82,078	75,291
Other receivables	24	31,143	30,435
Cash and bank balances	25	2,316,455	1,358,660
		2,715,500	2,356,090
Current liabilities			
Trade payables	26	154,984	158,225
Other payables and accruals	26	711,787	663,530
Current income tax liabilities	11 (c)	31,612	28,032
Customers' deposits		31,312	26,342
Deferred income		79,549	76,434
Mobile licence fee liabilities – current portion	28	65,895	52,407
		1,075,139	1,004,970
Net current assets		1,640,361	1,351,120
Total assets less current liabilities		4,364,670	4,198,925
Non-current liabilities			
Asset retirement obligations		47,587	38,328
Mobile licence fee liabilities – non-current portion	28	649,809	572,817
Deferred income tax liabilities	27	129,613	138,443
Net assets		3,537,661	3,449,337
Capital and reserves			
Share capital	29	58,018	58,279
Reserves		3,452,526	3,367,263
Total equity attributable to equity holders of the Company		3,510,544	3,425,542
Minority interests		27,117	23,795
Total equity		3,537,661	3,449,337

Raymond Ping-luen Kwok
Director
28 August 2007

Douglas Li
Director
28 August 2007

The notes on pages 45 to 78 are an integral part of these consolidated financial statements.

Balance Sheet

At 30 June 2007
(Expressed in Hong Kong dollars)

	Note	2007 $000	2006 $000
Non-current assets			
Investments in subsidiaries	19 (a)	**939,189**	939,189
Current assets			
Amount due from a subsidiary	19 (b)	**2,871,756**	2,906,707
Prepayments	24	**161**	173
Other receivables	24	**2,312**	1,690
Cash and bank balances	25	**322,917**	319,957
		3,197,146	3,228,527
Current liabilities			
Amount due to a subsidiary	19 (c)	**403,845**	397,921
Other payables and accruals	26	**2,251**	1,540
		406,096	399,461
Net current assets		**2,791,050**	2,829,066
Net assets		**3,730,239**	3,768,255
Capital and reserves			
Share capital	29	**58,018**	58,279
Reserves		**3,672,221**	3,709,976
Total equity attributable to equity holders of the Company		**3,730,239**	3,768,255

Raymond Ping-luen Kwok
Director
28 August 2007

Douglas Li
Director
28 August 2007

The notes on pages 45 to 78 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

For the year ended 30 June 2007
(Expressed in Hong Kong dollars)

	Note	2007 $000	2006 $000
Cash flows from operating activities			
Profit before income tax		**204,589**	91,653
Adjustments for:			
Depreciation	18	**468,728**	483,260
Amortisation of intangible assets	22	**275,515**	224,611
Loss on disposal of fixed assets (note below)		**12,804**	3,127
Impairment loss on available-for-sale financial assets		**—**	12,632
Finance income		**(99,570)**	(56,287)
Finance costs		**78,293**	69,659
Recognition of share-based payments		**866**	4,281
Net exchange (gain)/loss		**(4,617)**	5,735
		936,608	838,671
Changes in working capital			
Decrease in inventories		**4,506**	109,528
(Increase)/decrease in trade receivables, deposits, prepayments and other receivables		**(34,432)**	15,482
Increase in trade and other payables, accruals, customers' deposits and deferred income		**62,192**	95,744
Cash generated from operations		**968,874**	1,059,425
Interest paid		**(2)**	(78)
Income tax paid		**(27,464)**	(3,780)
Net cash generated from operating activities		**941,408**	1,055,567
Cash flows from investing activities			
Payment for purchase of fixed assets		**(391,645)**	(470,546)
Proceeds from disposal of fixed assets (note below)		**551**	2,120
Payment for available-for-sale financial assets		**(674)**	(3,900)
Payment of mobile licence fees		**(52,407)**	(50,000)
Proceeds from disposal of held-to-maturity debt securities	21 (b)	**660,238**	379,922
Additions of handset subsidies		**(193,428)**	(283,598)
Interest received		**96,552**	66,997
Net cash used in investing activities		**119,187**	(359,005)

Consolidated Cash Flow Statement

For the year ended 30 June 2007
(Expressed in Hong Kong dollars)

	Note	2007 $000	2006 $000
Cash flows from financing activities			
Repayment of loan from an associate		—	27,657
Repayment of loan to a minority interest		**(9,515)**	(5,437)
Payment for repurchase of shares		**(22,082)**	—
Proceeds from shares issued under share option scheme		**248**	—
(Increase)/decrease in pledged bank deposits		**(3,663)**	6,622
Dividends paid to the Company's equity holders		**(69,935)**	(116,558)
Dividends paid to a minority interest		**(6,525)**	(8,155)
Net cash used in financing activities		**(111,472)**	(95,871)
Net increase in cash and cash equivalents		**949,123**	600,691
Cash and cash equivalents at 1 July		**1,038,530**	437,673
Effect of foreign exchange rates changes		**4,407**	166
Cash and cash equivalents at 30 June	25	**1,992,060**	1,038,530

In the consolidated cash flow statement, proceeds from disposal of fixed assets comprise:

	2007 $000	2006 $000
Net book amount of disposed fixed assets (note 18)	**13,355**	5,247
Loss on disposal of fixed assets	**(12,804)**	(3,127)
Proceeds from disposal of fixed assets	**551**	2,120

The notes on pages 45 to 78 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

For the year ended 30 June 2007
(Expressed in Hong Kong dollars)

	Share capital $000	Share premium $000	Revaluation reserve $000	Capital redemption reserve $000	Contributed surplus $000	Employee share-based compensation reserve $000	Exchange reserve $000	Retained profits $000	Minority interests $000	Total $000
	Attributable to equity holders of the Company									
At 1 July 2005	58,279	—	—	2,690	2,371,112	10,583	(3)	1,024,865	23,522	3,491,048
Payment of 2005 final dividend	—	—	—	—	—	—	—	(116,558)	—	(116,558)
Currency translation differences	—	—	—	—	—	—	273	—	—	273
Employee share-based compensation	—	—	—	—	—	4,281	—	—	—	4,281
Payment of 2006 interim dividend to a minority interest	—	—	—	—	—	—	—	—	(8,155)	(8,155)
Repayment of loan	—	—	—	—	—	—	—	—	(5,437)	(5,437)
Profit for the year	—	—	—	—	—	—	—	70,020	13,865	83,885
At 30 June 2006	58,279	—	—	2,690	2,371,112	14,864	270	978,327	23,795	3,449,337
At 1 July 2006	58,279	—	—	2,690	2,371,112	14,864	270	978,327	23,795	3,449,337
Payment of 2006 final dividend	—	—	—	—	—	—	—	(69,935)	—	(69,935)
Currency translation differences	—	—	—	—	—	—	443	—	—	443
Repurchase of shares	(264)	—	—	264	(21,818)	—	—	(264)	—	(22,082)
Issue of shares	3	270	—	—	—	(25)	—	—	—	248
Employee share-based compensation	—	—	—	—	—	866	—	—	—	866
Revaluation surplus of financial investments	—	—	17,899	—	—	—	—	—	—	17,899
Repayment of loan	—	—	—	—	—	—	—	—	(9,515)	(9,515)
Payment of 2007 interim dividend to a minority interest	—	—	—	—	—	—	—	—	(6,525)	(6,525)
Profit for the year	—	—	—	—	—	—	—	157,563	19,362	176,925
At 30 June 2007	58,018	270	17,899	2,954	2,349,294	15,705	713	1,065,691	27,117	3,537,661

The notes on pages 45 to 78 are an integral part of these consolidated financial statements.

Statement of Changes in Equity

For the year ended 30 June 2007
(Expressed in Hong Kong dollars)

	Share capital $000	Share premium $000	Capital redemption reserve $000	Contributed surplus $000	Retained profits $000	Total $000
At 1 July 2005	58,279	—	2,690	3,110,301	701,719	3,872,989
Payment of 2005 final dividend	—	—	—	—	(116,558)	(116,558)
Profit for the year	—	—	—	—	11,824	11,824
At 30 June 2006	58,279	—	2,690	3,110,301	596,985	3,768,255
At 1 July 2006	58,279	—	2,690	3,110,301	596,985	3,768,255
Payment of 2006 final dividend	—	—	—	—	(69,935)	(69,935)
Repurchase of shares	(264)	—	264	(21,818)	(264)	(22,082)
Issue of shares	3	270	—	—	(25)	248
Profit for the year	—	—	—	—	53,753	53,753
At 30 June 2007	**58,018**	**270**	**2,954**	**3,088,483**	**580,514**	**3,730,239**

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus account is distributable to equity holders.

The notes on pages 45 to 78 are an integral part of these consolidated financial statements.

SmarTone Telecommunications Holdings Limited

1 General information

SmarTone Telecommunications Holdings Limited ("the Company") and its subsidiaries (together the "Group") is principally engaged in the provision of mobile services and the sale of mobile telephones and accessories in Hong Kong and Macau.

The Company is a limited liability company incorporated in Bermuda. The address of its head office and principal place of business is 31/F, Millennium City 2, 378 Kwun Tong Road, Kwun Tong, Hong Kong.

The Company has its primary listing on The Stock Exchange of Hong Kong Limited (the "HKSE").

These consolidated financial statements are presented in thousands of units of HK dollars (HK$000), unless otherwise stated. These consolidated financial statements have been approved for issue by the board of directors on 28 August 2007.

2 Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3 Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities which are carried at fair values.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 4.

a The adoption of new/revised HKFRS

For the year ended 30 June 2007, the Group adopted the new standards, amendments to published standards and interpretations of HKFRS below, which are relevant to its operations.

HKAS 21 (Amendment)	The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions and The Fair Value Option
HKAS 39 and HKFRS 4 (Amendment)	Financial Instruments: Recognition and Measurement and Insurance Contracts - Financial Guarantee Contracts
HKFRS – INT 4	Determining whether an Arrangement contains a Lease
HK (IFRIC) – INT 8	Scope of HKFRS 2
HK (IFRIC) – INT 9	Reassessment of Embedded Derivatives

3 Basis of preparation *(continued)*

a The adoption of new/revised HKFRS *(continued)*

The adoption of Amendment to HKAS 21, 39, HKFRS 4, HKFRS Interpretation 4 and HK (IFRIC) Interpretation 8 and 9 did not result in substantial changes to the Group's accounting policies. In summary:

- The amendment to HKAS 21 relates to circumstances under which loans from fellow subsidiaries can be regarded as part of net investment in a foreign operation, hence the exchange differences arising on those loans should be recorded directly.

- The amendments to HKAS 39 and HKFRS 4 on financial guarantee contracts introduce a requirement to recognise the fair value of financial guarantee issued under HKAS 39, unless the entity has previously asserted that it regards such contracts as insurance contracts.

- The amendment to HKAS 39 on cash flow hedge accounting of forecast intra-group transactions specifically permits hedge accounting to be adopted in consolidated financial statements in respect of the foreign exchange risk of a highly probable forecast intra-group transaction, but only if the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and if the foreign currency risk will affect consolidated profit or loss.

- The amendment to HKAS 39 on the fair value option restricts the circumstances under which the fair value option in HKAS 39 can be taken advantage of, compared to the original HKAS 39.

- HKFRS Interpretation 4 looks at the question as to whether certain supply arrangements contain in substance a lease that should be recognised by both the lessor and lessee in accordance with HKAS 17 "Leases".

- HK (IFRIC) – INT 8 requires consideration of transactions involving the issuance of equity instruments – where the identifiable consideration received is less than the fair value of the equity instruments issued – to establish whether or not they fall within the scope of HKFRS 2.

- HK (IFRIC) – INT 9, requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting policies beginning on or after 1 July 2007 or later periods but which the Group has not early adopted, are as follows:

HKAS 1 (Amendment)	Presentation of Financial Statements – Capital Disclosures [1]
HKAS 23	Revised – Borrowing Costs [2]
HKFRS 7	Financial Instruments: Disclosures [1]
HKFRS 8	Operating Segments [2]
HK (IFRIC) – INT 10	Interim Financial Reporting and Impairment [3]
HK (IFRIC) – INT 11	HKFRS 2 – Group and Treasury Share Transactions [4]

[1] Effective for annual periods beginning on or after 1 January 2007.
[2] Effective for annual periods beginning on or after 1 January 2009.
[3] Effective for annual periods beginning on or after 1 November 2006.
[4] Effective for annual periods beginning on or after 1 March 2007.

3 Basis of preparation *(continued)*

b Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 30 June.

Subsidiaries are entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of an impairment of the assets transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated foreign currency translation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

c An associate

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost.

The Group's share of its associates' post-acquisition profits or losses is recognised in the consolidated profit and loss account, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associate are eliminated to the extent of the Group's interest in the associate. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investment in an associate is stated at cost less provision for impairment losses. The results of the associate are accounted for by the Company on the basis of dividend received and receivable.

3   Basis of preparation *(continued)*

d   Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

e   Foreign currency translation

(i)   Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "Functional Currency"). The consolidated financial statements are presented in HK dollars, which is the Company's Functional Currency and presentation currency.

(ii)   Transactions and balances
Foreign currency transactions are translated into the Functional Currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated profit and loss account.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in the amortised cost of the security, and other changes in the carrying amount of the security. Translation differences are recognised in profit or loss, and other changes in carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the fair value reserve in equity.

(iii)   Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a Functional Currency different from the presentation currency are translated into the presentation currency as follows:

a.   assets and liabilities for each consolidated balance sheet presented are translated at the closing rate at the date of that balance sheet;

b.   income and expenses for each consolidated profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

c.   all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity attributable to equity holders of the Company. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the consolidated profit and loss account as part of the gain or loss on sale.

3 Basis of preparation (continued)

f Intangible assets

Intangible assets are stated in the consolidated balance sheet at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and impairment losses as described in note 3(i).

(i) Mobile licence fees

A mobile carrier licence, which is a right to establish and maintain a telecommunication network and to provide mobile services in Hong Kong, is recorded as an intangible asset. Upon the issue of the third generation licence (the "3G Licence"), renewal of the Global System for Mobile communications licence (the "GSM Licence") and Personal Communications Services Licence (the "PCS Licence") the cost thereof, which is the discounted value of the minimum annual fees payable over the licence period of 15 years and directly attributable costs of preparing the asset for its intended use, is recorded together with the related obligations. Amortisation is provided on the straight-line basis over the remaining licence period from the date when the asset is ready for its intended use.

The difference between the discounted value and the total of the minimum annual fee payments represents the effective cost of financing and, accordingly, for the period prior to the asset being ready for its intended use, is capitalised as part of the intangible asset consistent with the policy for borrowing costs as set out in note 3 (o). Subsequent to the date when the asset is ready for its intended use, such finance costs will be charged to the consolidated profit and loss account in the year in which they are incurred.

Variable annual payments on top of the minimum annual payments, if any, are recognised in the consolidated profit and loss account as incurred.

(ii) Handset subsidies

Handset subsidies provided to customers are deferred and amortised on a straight-line basis over the minimum enforceable contractual periods. In the event that a customer terminates the contract prior to the end of the minimum enforceable contractual period, the unamortised handset subsidies will be written off.

g Fixed assets

Fixed assets are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the consolidated profit and loss account during the financial period in which they are incurred.

Depreciation of fixed assets is calculated using the straight-line method to allocate cost to their residual values over their estimated useful lives. The principal annual rates are as follows:

Leasehold improvements	Over the lease term
Network and testing equipment	10% – 50%
Computer, billing and office telephone equipment	20% – 33 $\frac{1}{3}$%
Other fixed assets	20% – 33 $\frac{1}{3}$%

The cost of the network comprises assets and equipment of the digital mobile radio telephone network purchased at cost. Depreciation of each part of the network commences from the date of launch of the relevant services.

3 Basis of preparation *(continued)*

g Fixed assets *(continued)*

No depreciation is provided for any part of the network under construction, including the equipment therein.

Other fixed assets comprise motor vehicles, equipment, furniture and fixtures.

The assets' carrying values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 3 (i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the consolidated profit and loss account.

h Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Finance charges implicit in the lease payments are charged to the consolidated profit and loss account over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Assets acquired under finance leases are depreciated over the shorter of their estimated useful lives and the lease periods. Impairment losses are accounted for in accordance with the accounting policy as set out in note 3 (i).

(ii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the consolidated profit and loss account on a straight-line basis over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the consolidated profit and loss account as an integral part of the aggregate net lease payments made.

i Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

3 Basis of preparation (continued)

j Financial assets

The Group classifies its financial assets in the following categories: loans and receivables, held-to-maturity debt securities, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as "trade and other receivables" in the consolidated balance sheet (note 3 (l)).

(ii) Held-to-maturity debt securities

Held-to-maturity debt securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale financial assets. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets.

(iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables and held-to-maturity debt securities are carried at amortised cost using the effective interest method.

Changes in the fair value of monetary securities denominated in a foreign currency and classifies as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences are recognised in consolidated profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of monetary securities classified as available-for-sale and non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the consolidated profit and loss account as "gains or losses from investment securities". Interest on available-for-sale securities calculated using the effective interest method is recognised in the consolidated profit and loss account. Dividends on available-for-sale equity instruments are recognised in the consolidated profit and loss account when the Group's right to receive payments is established.

3 Basis of preparation *(continued)*

j Financial assets *(continued)*

(iii) Available-for-sale financial assets *(continued)*

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the consolidated profit and loss account – is removed from equity and recognised in the consolidated profit and loss account. Impairment losses recognised in the consolidated profit and loss account on equity instruments are not reversed through the consolidated profit and loss account. Impairment testing of trade receivables is described in note 3 (l).

k Inventories

Inventories, comprising handsets and accessories, are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is the estimated selling price in the ordinary cause of business, less applicable variable selling expense.

l Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the consolidated profit and loss account within "other operating expenses".

m Cash and cash equivalents

In the cash flow statement, cash and cash equivalents comprise cash at bank and on hand, deposits held at call with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the group's cash management are also included. Bank overdrafts are shown within borrowings in current liabilities in the consolidated balance sheet.

n Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

3   Basis of preparation *(continued)*

o   Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

p   Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and an associate, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

q   Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past events, it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

3 Basis of preparation *(continued)*

r Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability of annual leave arising from services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave, maternity or paternity leave and marriage leave are not recognised until the time of leave.

(ii) Bonus plans

The Group recognises a liability and an expense for bonuses, based on a formula that takes into consideration the profit attributable to the equity holders of the Company after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(iii) Retirement benefits

The Group operates defined contribution retirement schemes (including Mandatory Provident Funds) for its employees, the assets of which are generally held in separate trustee-administered funds. The schemes are generally funded by payments from the relevant Group companies.

Contributions to defined contribution plans, including contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the consolidated profit and loss account as incurred.

(iv) Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the consolidated profit and loss account with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and the share premium when the options are exercised.

s Contingent assets and liabilities

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

3 Basis of preparation *(continued)*

t Revenue recognition

Revenue comprises the fair value of the considerations received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown net of return, rebates and discounts and after eliminating sales within the Group.

Revenue is recognised in the consolidated profit and loss account as follows:

(i) Sale of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed and collectibility of the related receivables is reasonably assured.

(ii) Mobile services

Revenue from mobile services is measured based on the usage of the Group's telecommunications network and facilities and is recognised when the services are rendered. Mobile service revenue in respect of standard service plans billed in advance is deferred and included under deferred income.

(iii) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continuous unwinding the discount as interest income.

(iv) Dividend income

Dividend income is recognised when the right to receive payment is established.

u Dividend distribution

Dividend distribution to the equity holders of the Company is recognised as a liability in the financial statements of the Group in the period in which the dividends are approved by the equity holders of the Company.

v Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

4 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a Useful lives of fixed assets

The fixed assets used in the network are long-lived but may be subject to technical obsolescence. The annual depreciation charges are sensitive to the estimated economic useful lives the Group allocates to each type of fixed assets. Management performs annual reviews to assess the appropriateness of their estimated economic useful lives. Such reviews take into account the technological changes, prospective economic utilisation and physical condition of the assets concerned. The useful lives are estimated at the time the purchases are made after considering the future technology changes, business developments and the Group's strategies. Should there be unexpected adverse changes in the circumstances or events, the Group assesses the need to shorten the useful lives and/or make impairment provisions. Indications of these unexpected adverse changes include declines in projected operating results, negative industry or economic trends and rapid advancement in technology.

b Asset retirement obligations

The Group evaluates and recognises, on a regular basis, the fair value of fixed assets and obligations which arise from future reinstatement of leased properties upon end of lease terms. To establish the fair values of the asset retirement obligations, estimates and judgement are applied in determining these future cash flows and the discount rate. Management estimates the future cash flows based on certain assumptions, such as the types of leased properties, probability of renewal of lease terms and restoration costs. The discount rate used is referenced to the Group's historical weighted average cost of capital.

c Deferred income tax

The Group provides for deferred income tax in full, using the liability method, on temporary difference arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Tax rates enacted or substantially enacted by the balance sheet date are used to determine deferred income tax. Deferred income tax assets are only recognised to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary difference arising from depreciation on fixed assets except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

d Impairment of assets

At each balance sheet date, the Group performs an impairment assessment of fixed assets and intangible assets.

Management judgement is required in the area of asset impairment, particularly in assessing whether (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the assets using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumption in the cash flows projections, could significantly affect the Group's reported financial condition and results of operations.

4 Critical accounting estimates and judgements *(continued)*

e Recognition of intangible asset – Mobile licence fees

In establishing the fair value of the minimum annual fee and royalty payments for the right of use of the mobile carrier licences (note 3(f)(i)), the discount rate used is an indicative incremental borrowing rate estimated by the management.

Changing the discount rate used to determine the fair value could significantly affect the Group's reported financial condition and results of operations.

In order to measure the intangible assets, HKAS 39 "Financial Instruments: Recognition and Measurement" is applied for recognition of the minimum annual fee and royalty payments as they constitute contractual obligations to deliver cash and, hence, should be considered as financial liabilities.

5 Financial risk management

Exposure to credit and market risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

a Credit risk

The Group's credit risk is primarily attributable to trade and other receivables. Management has policies in place and exposures to these credit risks are monitored on an ongoing basis.

The average credit period granted by the Group is 30 days from the date of invoice. Sales of goods and services to customers are primarily made in cash or via major credit cards and the Group does not have a significant exposure to any individual debtors.

b Market risk

Market risks are primarily composed of foreign currency exposures derived from the Group's operations. The Group does not have any significant exposure to market risks.

c Fair value estimation

The fair value of financial instruments that are not traded in active market is determined based on the latest available financial information existing at each balance sheet date. The carrying amounts of financial assets, trade receivables and payables are assumed to approximate their fair values.

6 Segment reporting

More than 90% of the Group's revenues and operating profit was attributable to its mobile communications operations. Accordingly, no analysis by business segment is included in these financial statements.

Segment information is presented by way of geographical regions as the primary reporting format. An analysis of the Group's segment information by geographical segment is set out as follows:

| | For the year ended 30 June 2007 | | | |
	Hong Kong $000	Macau $000	Elimination $000	Consolidated $000
Revenues	3,848,779	215,572	(25,429)	4,038,922
Operating profit	106,566	76,425	321	183,312
Finance income				99,570
Finance costs				(78,293)
Profit before income tax				204,589
Income tax expense				(27,664)
Profit after income tax				176,925
Segment assets	5,227,723	120,080	—	5,347,803
Segment liabilities	(1,713,032)	(27,891)	—	(1,740,923)
Additions to fixed assets	362,940	26,718	—	389,658
Additions to intangible assets	258,520	961	—	259,481
Depreciation	451,738	16,990	—	468,728
Amortisation	274,679	836	—	275,515
Loss on disposal of fixed assets	12,757	47	—	12,804
Impairment loss of trade receivables	11,251	268	—	11,519
Impairment loss of inventories / (reversal of impairment loss)	8,174	(2)	—	8,172

6 Segment reporting (continued)

		For the year ended 30 June 2006		
	Hong Kong $000	Macau $000	Elimination $000	Consolidated $000
Revenues	3,613,226	189,329	(23,340)	3,779,215
Operating profit	50,736	53,968	321	105,025
Finance income				56,287
Finance costs				(69,659)
Profit before income tax				91,653
Income tax expense				(7,768)
Profit after income tax				83,885
Segment assets	4,359,369	104,803	—	4,464,172
Segment liabilities	(1,567,959)	(20,124)	—	(1,588,083)
Additions to fixed assets	347,188	12,040	—	359,228
Additions to intangible assets	329,997	863	—	330,860
Depreciation	466,822	16,438	—	483,260
Amortisation	223,535	1,076	—	224,611
Loss on disposal of fixed assets	2,958	169	—	3,127
Impairment loss of trade receivables	12,637	275	—	12,912
Impairment loss of inventories / (reversal of impairment loss)	(8,097)	176	—	(7,921)

Segment assets consist primarily of fixed assets, intangible assets, inventories, receivables and operating cash. They exclude interest in an associate, financial investments and deferred income tax assets.

Segment liabilities comprise operating liabilities. They exclude items such as current income tax liabilities and deferred income tax liabilities.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2007
(Expressed in Hong Kong dollars)

7 Other gains

	2007 $000	2006 $000
Write back of certain assets previously written off	–	14,045

For the year ended 30 June 2006, the Group recognised other gains amounting to $14,045,000 in respect of recovery of certain other assets which were written off in prior years.

8 Profit before income tax

Profit before income tax is stated after crediting and charging the followings:

	2007 $000	2006 $000
Cost of inventories sold	880,731	886,467
Amortisation		
Handset subsidies	212,231	166,209
Mobile licence fees	63,284	58,402
Depreciation		
Owned fixed assets	389,338	377,522
Leased fixed assets	79,390	105,738
Operating lease rentals for land and buildings, transmission sites and leased lines	560,166	510,305
Auditors' remuneration	1,480	1,632
Loss on disposal of fixed assets	12,804	3,127
Net exchange (gain)/loss	(4,445)	6,220
Contributions to defined contribution plans included in staff costs* (note 14)	19,412	17,328

* *Net of forfeited contributions of $3,403,000 (2006: $3,078,000).*

9 Finance income

	2007 $000	2006 $000
Interest income from debt securities		
Listed	1,354	7,637
Unlisted	1,502	16,795
	2,856	24,432
Interest income from deposits with banks and other financial institutions	94,060	29,261
Accretion income	2,654	2,594
	99,570	56,287

Accretion income represented changes in the rental deposits due to passage of time calculated by applying an interest method of allocation to the amount of rental deposits at the beginning of the year.

10 Finance costs

	2007 $000	2006 $000
Accretion expenses		
Asset retirement obligations	1,457	3,559
Mobile licence fee liabilities (note 28)	76,834	66,022
Other borrowing costs	2	78
	78,293	69,659

Accretion expenses represented changes in the asset retirement obligations and mobile licence fee liabilities due to passage of time calculated by applying an interest method of allocation to the amount of the liabilities at the beginning of the year.

11 Income tax expense

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year. Income tax on overseas profits has been calculated on the estimated assessable profit for the year at the tax rates prevailing in the countries in which the Group operates.

a   The amount of income tax expense charged to the consolidated profit and loss account represents:

	2007 $000	2006 $000
Current income tax		
Hong Kong profits tax	21,892	19,488
Overseas tax	9,152	5,369
Deferred income tax (note 27)	(3,380)	(17,089)
	27,664	7,768

b   Reconciliation between income tax expense and accounting profit at Hong Kong tax rate:

	2007 $000	2006 $000
Profit before income tax	204,589	91,653
Notional tax on profit before income tax, calculated at Hong Kong tax rate of 17.5% (2006: 17.5%)	35,803	16,039
Effect of different tax rates in other countries	(3,948)	(4,308)
Expenses not deductible for tax purposes	72	4,062
Income not subject to tax	(17,785)	(12,296)
Tax losses for which no deferred income tax asset was recognised	66	15
Utilisation of previously unrecognised tax losses	(11,015)	(8,469)
Recognition of previously unrecognised tax losses	—	(5,450)
Under provision in prior year	124	—
Temporary differences not recognised	24,347	18,175
Income tax expense	27,664	7,768

11 Income tax expense *(continued)*

c   Current income tax liabilities in the consolidated balance sheet:

	2007 $000	2006 $000
Hong Kong profits tax	19,235	19,705
Overseas tax	12,377	8,327
	31,612	28,032

12 Directors' emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	2007 $000	2006 $000
Non-executive directors		
Fees	1,300	1,292
Executive directors		
Fees	160	160
Salaries and allowances	11,173	9,762
Bonuses	1,026	3,980
Retirement scheme contributions	895	631
	13,254	14,533
	14,554	15,825

During the years ended 30 June 2006 and 2007, no director:

* received any emoluments from Sun Hung Kai Properties Limited ("SHKP"), the ultimate holding company of the Company, in respect of their services to the Group;

* waived any right to receive emoluments; or

* received any amount as inducement to join the Group or as compensation for loss of office.

In addition to the above emoluments, directors were granted share options under the Company's share option scheme. The details of these benefits in kind are disclosed under the section "Share Option Scheme" in the Report of the Directors and note 30.

12 Directors' emoluments (continued)

The emoluments of the directors are within the following bands:

	2007 Number of directors	2006 Number of directors
$0 – $1,000,000	11	11
$3,500,001 – $4,000,000	—	1
$4,000,001 – $4,500,000	1	—
$8,500,001 – $9,000,000	1	—
$10,500,001 – $11,000,000	—	1
	13	13

Details of director's and past director's emoluments, on a named basis for the year are as follows:

	2007					2006
	Fees $000	Salaries and allowances $000	Bonuses $000	Retirement scheme contributions $000	Total $000	Total $000
Executive Directors						
Mr. Douglas Li	80	7,706	518	561	8,865	10,765
Mr. Patrick Kai-lung Chan	80	3,467	508	334	4,389	3,768
Non-Executive Directors						
Mr. Raymond Ping-luen Kwok	100	—	—	—	100	100
Mr. Ernest Ho-kai Lai [1]	60	—	—	—	60	80
Mr. Michael Yick-kam Wong	200	—	—	—	200	200
Mr. Andrew Sing-tak So	80	—	—	—	80	80
Mr. Wing-yui Cheung	80	—	—	—	80	80
Mr. David Norman Prince	80	—	—	—	80	80
Mr. Wing-chung Yung [2]	20	—	—	—	20	—
Dr. Eric Ka-cheung Li, JP *	200	—	—	—	200	200
Mr. Leung-sing Ng, JP *	200	—	—	—	200	200
Mr. Xiang-dong Yang *	80	—	—	—	80	80
Mr. Eric Fock-kin Gan * [3]	200	—	—	—	200	106
Dr. Sachio Semmoto * [4]	—	—	—	—	—	86
	1,460	**11,173**	**1,026**	**895**	**14,554**	15,825
2006	1,452	9,762	3,980	631		

*   *Independent Non-Executive Director*
[1]   *Resigned on 4 April 2007*
[2]   *Appointed on 4 April 2007*
[3]   *Appointed on 1 December 2005*
[4]   *Retired on 4 November 2005*

13 Five highest paid individuals

Of the five highest paid individuals, two (2006: two) are directors whose emoluments are disclosed in note 12. The aggregate of the emoluments in respect of the other three (2006: three) individuals are as follows:

	2007 $000	2006 $000
Salaries and allowances	7,242	6,661
Bonuses	765	746
Retirement scheme contributions	653	596
	8,660	8,003

In addition to the above emoluments, the three highest paid individuals were granted share options under the Company's share option scheme. The details of these benefits in kind are disclosed under the section "Share Option Scheme" in the Report of the Directors and note 30.

The emoluments of the three (2006: three) highest paid individuals are within the following bands:

	2007 Number of individuals	2006 Number of individuals
$2,000,001 – $2,500,000	2	2
$3,500,001 – $4,000,000	–	1
$4,000,001 – $4,500,000	1	–
	3	3

14 Employee retirement benefits

The Group participates in two defined contribution retirement schemes, an Occupational Retirement Scheme ("ORSO") and a Mandatory Provident Fund Scheme ("MPF"), for employees (together "the Schemes"). The assets of the Schemes are held separately from those of the Group in funds administered independently of the Group's management.

Contributions to the ORSO scheme by the Group and the employees are calculated as specified percentages of each employee's basic salary. Where employees leave the scheme prior to the full vesting of the employer's contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group. At 30 June 2006 and 2007, all available forfeited contributions had been utilised by the Group to reduce its contributions payable.

The MPF scheme was established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000 and the Group's employees may elect to join the MPF scheme. Both the Group and the employees are each required to make contributions to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000. Contributions to the scheme vest immediately.

15 Profit attributable to equity holders of the Company

The consolidated profit attributable to equity holders of the Company includes a profit of $53,753,000 (2006: $11,824,000) which has been dealt with in the financial statements of the Company.

16 Dividends

	2007 $000	2006 $000
Final dividend, proposed, of $0.27 (2006: $0.12) per share (note a)	156,387	69,935
Special cash dividend, proposed, of $0.85 (2006: nil) per share (note b)	492,329	—
	648,716	69,935

a   At a meeting held on 28 August 2007, the directors proposed a final dividend of $0.27 per share. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained profits for the year ending 30 June 2008.

b   At a meeting held on 28 August 2007, the directors proposed a special cash dividend of $0.85 per share. This proposed special cash dividend is not included as a dividend payable in these financial statements, but will be reflected as an appropriation of retained profits for the year ending 30 June 2008.

17 Earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to equity holders of $157,563,000 (2006: $70,020,000).

The basic earnings per share is based on the weighted average number of shares in issue during the year of 582,016,324 (2006: 582,791,428). The diluted earnings per share is based on 582,063,916 (2006: 582,889,237) shares which is the weighted average number of shares in issue during the year plus the weighted average number of 47,592 (2006: 97,809) shares deemed to be issued at no consideration if all outstanding options had been exercised.

For the year ended 30 June 2007
(Expressed in Hong Kong dollars)

18 Fixed assets

	Leasehold improvements $000	Network and testing equipment $000	Computer, billing and office telephone equipment $000	Other fixed assets $000	Network under construction $000	Total $000
At 30 June 2005						
Cost	209,817	3,872,571	514,903	63,388	423,204	5,083,883
Accumulated depreciation	(162,747)	(2,380,266)	(439,103)	(48,728)	—	(3,030,844)
Net book amount	47,070	1,492,305	75,800	14,660	423,204	2,053,039
Year ended 30 June 2006						
Opening net book amount	47,070	1,492,305	75,800	14,660	423,204	2,053,039
Exchange differences	108	—	143	53	—	304
Additions	24,978	5,109	48,528	5,194	275,419	359,228
Reclassifications	—	482,285	—	—	(482,285)	—
Disposals	(692)	(3,296)	(219)	(352)	(688)	(5,247)
Depreciation	(31,175)	(409,181)	(33,784)	(9,120)	—	(483,260)
Closing net book amount	40,289	1,567,222	90,468	10,435	215,650	1,924,064
At 30 June 2006						
Cost	224,431	4,317,822	558,012	62,207	215,650	5,378,122
Accumulated depreciation	(184,142)	(2,750,600)	(467,544)	(51,772)	—	(3,454,058)
Net book amount	40,289	1,567,222	90,468	10,435	215,650	1,924,064
Year ended 30 June 2007						
Opening net book amount	40,289	1,567,222	90,468	10,435	215,650	1,924,064
Exchange differences	144	—	162	100	—	406
Additions	28,445	14,172	25,425	6,541	315,075	389,658
Reclassifications	—	252,318	—	—	(252,318)	—
Disposals	(457)	(11,860)	(52)	(26)	(960)	(13,355)
Depreciation	(25,470)	(403,502)	(35,942)	(3,814)	—	(468,728)
Closing net book amount	42,951	1,418,350	80,061	13,236	277,447	1,832,045
At 30 June 2007						
Cost	**201,985**	**4,550,531**	**564,944**	**60,362**	**277,447**	**5,655,269**
Accumulated depreciation	**(159,034)**	**(3,132,181)**	**(484,883)**	**(47,126)**	**—**	**(3,823,224)**
Net book amount	**42,951**	**1,418,350**	**80,061**	**13,236**	**277,447**	**1,832,045**

At 30 June 2007, the net book amount of fixed assets held by the Group under finance leases amounted to $204,464,000 (2006: $285,301,000).

19 Investments in subsidiaries

a Investment in subsidiaries

	2007	2006
	$000	$000
Unlisted shares, at cost	939,189	939,189

Particulars of the principal subsidiaries at 30 June 2007 are as follows:

Name	Place of incorporation	Principal activities and place of operation	Particulars of issued share capital	Group equity interest
SmarTone (BVI) Limited *	The British Virgin Islands ("BVI")	Investment holding and group financing in BVI	1,000 ordinary shares of US$1 each	100%
SmarTone Mobile Communications Limited	Hong Kong	Provision of mobile services and sales of mobile telephones and accessories in Hong Kong	100,000,000 ordinary shares of $1 each	100%
SmarTone 3G Limited	Hong Kong	Provision of 3G mobile services in Hong Kong	2 ordinary shares of $1 each	100%
SmarTone-Comunicações Móveis, S.A.	Macau	Provision of mobile services and sales of mobile telephones and accessories in Macau	100,000 shares of MOP100 each	72%
廣州數碼通客戶服務有限公司	The People's Republic of China	Provision of customer support services and telemarketing services in Mainland China	Registered capital of $9,200,000	100%

*   *Subsidiary held directly by the Company.*

All of the above subsidiaries are limited liability companies.

b Amount due from a subsidiary

	2007	2006
	$000	$000
Amount due from a subsidiary	2,871,756	2,906,707

c Amount due to a subsidiary

	2007	2006
	$000	$000
Amount due to a subsidiary	403,845	397,921

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

20 Interest in an associate

	2007	2006
	$000	$000
Share of net assets	—	—
Amount due from an associate, less provision	1,812	1,812
	1,812	1,812

	2007	2006
	$000	$000
At 1 July 2005, 30 June 2006 and 30 June 2007	1,812	1,812

The amount due from an associate is unsecured, interest free and has no fixed terms of repayment.

Particulars of the associate at 30 June 2007 are as follows:

Name	Place of incorporation and operation	Principal activity	Particulars of issued shares held	Interest held
New Top Finance Limited	The British Virgin Islands	Investment holding	375 ordinary shares of US$1 each	37.5%

The Group has not disclosed the assets, liabilities, accumulated losses and the unrecognised losses of the associate as the amounts are immaterial to the Group.

21 Financial investments

	2007	2006
	$000	$000
Available-for-sale financial assets (a)	58,854	40,281
Held-to-maturity debt securities (b)	31,340	692,180
	90,194	732,461
Less: Held-to-maturity debt securities maturing within one year of the balance sheet date included under current assets	(31,340)	(660,237)
Total non-current financial investments	58,854	72,224

	Available-for-sale financial assets	Held-to-maturity debt securities	Total
	$000	$000	$000
Carrying value at 30 June 2007			
Listed outside Hong Kong	—	31,340	31,340
Unlisted, traded on inactive markets and of private issuers	58,854	—	58,854
	58,854	31,340	90,194

21 Financial investments (continued)

a Available-for-sale financial assets

	2007 $000	2006 $000
At 1 July	40,281	49,013
Additions	674	3,900
Revaluation surplus	17,899	—
Provisions for impairment recognised in the consolidated profit and loss account	—	(12,632)
At 30 June	58,854	40,281

b Held-to-maturity debt securities

	2007 $000	2006 $000
At 1 July	692,180	1,086,780
Amortisation	(806)	(9,483)
Redemption upon maturity	(660,238)	(379,922)
Exchange differences	204	(5,195)
At 30 June	31,340	692,180

During the years ended 30 June 2006 and 2007, no gain or loss arose on the disposal of certain unlisted held-to-maturity debt securities.

	2007 $000	2006 $000
Proceeds from maturity of securities	660,238	379,922
Carrying value at dates of redemption/maturity	(660,238)	(379,922)
Net realised gain on disposal	—	—

22 Intangible assets

	Handset subsidies $000	Mobile licence fees $000	Total $000
At 30 June 2005			
Cost	67,215	675,787	743,002
Accumulated amortisation	(16,142)	(33,150)	(49,292)
Net book amount	51,073	642,637	693,710
Year ended 30 June 2006			
Opening net book amount	51,073	642,637	693,710
Additions	283,598	47,262	330,860
Amortisation *	(166,209)	(58,402)	(224,611)
Closing net book amount	168,462	631,497	799,959
At 30 June 2006			
Cost	345,571	723,049	1,068,620
Accumulated amortisation	(177,109)	(91,552)	(268,661)
Net book amount	168,462	631,497	799,959
Year ended 30 June 2007			
Opening net book amount	168,462	631,497	799,959
Additions	193,428	66,053	259,481
Amortisation *	(212,231)	(63,284)	(275,515)
Closing net book amount	149,659	634,266	783,925
At 30 June 2007			
Cost	**327,482**	**789,102**	**1,116,584**
Accumulated amortisation	**(177,823)**	**(154,836)**	**(332,659)**
Net book amount	**149,659**	**634,266**	**783,925**

The carrying amounts of the intangible assets approximate their fair values.

* Included handset subsidies written off of $4,469,000 (2006: $4,156,000).

23 Inventories

	2007	2006
	$000	$000
Mobile telephones and accessories		
Cost	90,547	86,882
Less: provision for slow-moving and obsolete inventories	(15,481)	(7,310)
	75,066	79,572

Inventories represent goods held for resale. At 30 June 2007, inventories carried at cost and inventories carried at net realisable values amounted to $67,423,000 (2006: $76,447,000) and $7,643,000 (2006: $3,125,000), respectively.

The Group recognised $8,172,000 (2006: a reversal of $7,921,000) of provision for slow moving and obsolete inventories during the year ended 30 June 2007. The amount recognised has been included in cost of inventories sold in the consolidated profit and loss account.

24 Trade and other receivables

	Group		Company	
	2007	2006	2007	2006
	$000	$000	$000	$000
Trade receivables	192,423	166,136	—	—
Less: provision for impairment of trade receivables	(13,005)	(14,241)	—	—
Trade receivables – net	179,418	151,895	—	—
Deposits and prepayments	129,751	119,587	161	173
Other receivables	31,143	30,435	2,312	1,690
	340,312	301,917	2,473	1,863
Less: deposits and prepayments – non-current portion	(47,673)	(44,296)	—	—
Current portion	292,639	257,621	2,473	1,863

The Group allows an average credit period of thirty days to its subscribers and other customers. An ageing analysis of trade receivables, net of provisions, is as follows:

	2007	2006
	$000	$000
Current to 30 days	159,535	138,200
31 – 60 days	15,304	10,769
61 – 90 days	3,365	2,547
Over 90 days	1,214	379
	179,418	151,895

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers.

The Group has recognised a loss of $11,519,000 (2006: $12,912,000) for the impairment of its trade receivables during the year ended 30 June 2007. The loss has been included in other operating expenses in the consolidated profit and loss account.

For the year ended 30 June 2007
(Expressed in Hong Kong dollars)

25 Cash and bank balances

	Group		Company	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
Short-term pledged bank deposits	**324,395**	320,130	**320,068**	315,804
Cash at bank and in hand	**68,070**	54,632	**2,849**	4,153
Short-term bank deposits	**1,923,990**	983,898	**–**	–
Cash and cash equivalents	**1,992,060**	1,038,530	**2,849**	4,153
	2,316,455	1,358,660	**322,917**	319,957

Of the pledged bank deposits, $200,933,000 (2006: $181,733,000) has been pledged as cash collateral for the Group's 3G Licence performance bond as referred to in note 31 – "Commitments and contingent liabilities".

26 Trade and other payables

	Group		Company	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
Trade payables	**154,984**	158,225	**–**	–
Other payables and accruals	**711,787**	663,530	**2,251**	1,540
Current portion	**866,771**	821,755	**2,251**	1,540

An ageing analysis of trade payables is as follows:

	2007	2006
	$000	$000
Current to 30 days	**75,656**	92,994
31 – 60 days	**40,094**	28,922
61 – 90 days	**9,769**	7,860
Over 90 days	**29,465**	28,449
	154,984	158,225

27 Deferred income tax

Deferred income tax for the Group's temporary differences arising from operations in Hong Kong and overseas is calculated at 17.5% (2006: 17.5%) and the appropriate current tax rates of ruling in the relevant countries respectively.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The amounts determined after appropriate offsetting, as shown in the consolidated balance sheet are as follows:

	2007 $000	2006 $000
Deferred income tax assets	—	(5,450)
Deferred income tax liabilities	129,613	138,443
	129,613	132,993

The gross movement on the deferred income tax liabilities/(assets) is as follows:

	Deferred income tax liabilities in relation to accelerated tax $000	Deferred income tax assets in relation to tax losses $000	Total $000
At 1 July 2005	158,393	(8,311)	150,082
Recognised in the consolidated profit and loss account (note 11 (a))	(19,950)	2,861	(17,089)
At 30 June 2006	138,443	(5,450)	132,993
At 1 July 2006	138,443	(5,450)	132,993
Recognised in the consolidated profit and loss account (note 11 (a))	(8,830)	5,450	(3,380)
At 30 June 2007	**129,613**	**—**	**129,613**

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable.

The Group has not recognised deferred income tax assets of $11,664,000 (2006: $22,550,000) in respect of tax losses of $66,651,000 (2006: $128,859,000). The tax losses do not expire under current tax legislation.

Notes to the Consolidated Financial Statements

For the year ended 30 June 2007
(Expressed in Hong Kong dollars)

28 Mobile licence fee liabilities

	2007 $000	2006 $000
At 1 July	625,224	561,940
Additions	66,053	47,262
Accretion expenses included in consolidated profit and loss account (note 10)	76,834	66,022
Payment	(52,407)	(50,000)
At 30 June	715,704	625,224
Less: Mobile licence fee liabilities – current portion	(65,895)	(52,407)
Non-current portion	649,809	572,817

29 Share capital

	Shares of $0.1 each	$000
Authorised		
At 1 July 2005, 30 June 2006 and 30 June 2007	1,000,000,000	100,000
Issued and fully paid		
At 1 July 2005 and 30 June 2006	582,791,428	58,279
Issue of new shares upon exercise of share options (a)	28,500	3
Repurchases of shares (b)	(2,641,000)	(264)
At 30 June 2007	580,178,928	58,018

a   During the year ended 30 June 2007, options were exercised to subscribe for 28,500 shares in the Company at a consideration of $248,000, of which $3,000 was credited to share capital and the balance of $245,000 was credited to the share premium account. In respect of the options exercised, an amount of $25,000 was reversed from the employee share-based compensation reserve and credited to the share premium account.

b   During the year ended 30 June 2007, the Company repurchased 2,641,000 shares on the HKSE. These repurchased shares were cancelled prior to 30 June 2007. The total amount paid to acquire these shares of $22,082,000 was deducted from shareholders' equity.

Month of repurchase	Number of shares repurchased	Price per share Highest	Lowest	Aggregate price paid $000
November 2006	847,500	$7.45	$7.22	6,224
December 2006	66,000	$7.50	$7.50	495
March 2007	139,500	$7.78	$7.50	1,069
May 2007	1,305,000	$9.12	$8.88	11,776
June 2007	283,000	$9.00	$8.76	2,518
	2,641,000			22,082

30 Share option scheme

Pursuant to the terms of the share option scheme adopted by the Company, the Company may grant options to the participants, including directors and employees of the Group, to subscribe for shares of the Company. The details of the terms of the share option scheme are disclosed under the section "Share Option Scheme" in the Report of the Directors. A summary of the share options issued is as follow.

a   Movements in share options

	2007	2006
Number of share options		
At 1 July	11,834,500	13,092,500
Exercised	(28,500)	—
Cancelled or lapsed	(1,152,500)	(1,258,000)
At 30 June	10,653,500	11,834,500
Share options vested at 30 June	10,589,167	7,741,165

b   Terms of unexpired and unexercised share options at balance sheet date

Date of grant	Exercise period	Exercise price	2007 Number of share options	2006 Number of share options
10 February 2003	10 February 2003 to 16 July 2011	$9.29	3,000,000	3,000,000
10 February 2003	2 May 2003 to 1 May 2012	$9.20	133,500	133,500
5 February 2004	5 February 2005 to 4 February 2014	$9.00	7,327,000	8,122,000
6 December 2004	6 December 2005 to 5 December 2014	$8.01	—	193,000
4 January 2005	4 January 2006 to 3 January 2015	$8.70	—	193,000
1 March 2005	1 March 2006 to 28 February 2015	$9.05	193,000	193,000
			10,653,500	11,834,500

c   No share options were granted during the year ended 30 June 2006 and 2007. The employee share-based payment charged to the consolidated profit and loss account for the year was $866,000 (2006: $4,281,000).

d   Details of share options exercised

Exercise date	Number of shares	Exercise price	Market value per share at exercise date	Proceeds received $000
11 April 2007	28,500	$8.70	$9.30	248

No share options were exercised during the year ended 30 June 2006.

31 Commitments and contingent liabilities

a   Capital commitments

Capital commitments outstanding at 30 June 2007 not provided for in the financial statements were as follows:

	Group	
	2007	2006
	$000	$000
Contracted for		
Fixed assets	**53,178**	41,932
Equity securities	**3,557**	7,628
Authorised but not contracted for	**490,333**	563,275
	547,068	612,835

The Company did not have any capital commitments at 30 June 2007 (2006: Nil).

b   Operating lease commitments

The Group leases various retail outlets, offices, warehouses, transmission sites and leased lines under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

At 30 June 2007, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	Group	
	2007	2006
	$000	$000
Land and buildings and transmission sites		
Within one year	**363,793**	310,143
After one year but within five years	**245,054**	257,311
After five years	**27,939**	35,264
	636,786	602,718
Leased lines		
Within one year	**29,510**	25,850
After one year but within five years	**19,765**	2,052
After five years	**2,176**	—
	51,451	27,902

The Company did not have any operating lease commitments at 30 June 2007 (2006: Nil).

31 Commitments and contingent liabilities *(continued)*

c   Performance bonds

	Group		Company	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
Hong Kong 3G Licence	**401,865**	351,243	**401,865**	351,243
Other	**1,942**	1,942	**—**	—
	403,807	353,185	**401,865**	351,243

The performance bonds were issued by certain banks in favour of the Telecommunications Authorities of Hong Kong and Macau in accordance with various telecommunications licences issued by those authorities to the Group. The banks' obligations under the performance bonds are guaranteed by the Company and various subsidiaries of the Company.

On 22 October 2006, the fifth anniversary of the issue of the 3G Licence and subsequent to the payment of the fifth year spectrum utilisation fee of $50 million, the performance bond was revised. The revised bond was for $402 million with a duration of five years.

d   Lease out, lease back agreements
Under certain lease out, lease back agreements entered into during the year ended 30 June 1999, a subsidiary of the Company has undertaken to guarantee the obligations of the intermediary lessees to the lessors as agreed at the inception of the lease for a period of 16 years. The directors are of the opinion that the risk of the subsidiary company being called upon to honour this guarantee is remote and accordingly the directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

32 Related party transactions

The Group is controlled by Cellular 8 Holdings Ltd, which owns 52.82% of the Company's shares. The remaining 47.18% of the shares are widely held. The ultimate holding company of the Group is SHKP, a company incorporated in Hong Kong.

a   During the year, the Group had significant transactions with certain fellow subsidiaries and associates of SHKP in the ordinary course of business as set out below. All related party transactions are carried out in accordance with the terms of the relevant agreements governing the transactions.

	2007	2006
	$000	$000
Operating lease rentals for land and buildings and transmission sites (i)	**65,401**	56,276
Insurance expense (ii)	**3,630**	5,436

(i)   Operating lease rentals for land and buildings and transmission sites
Certain subsidiaries and associated companies of SHKP have leased premises to the Group for use as offices, retail stores and warehouses and have granted licences to the Group for the installation of base stations, antennae and telephone cables on certain premises owned by them.

For the year ended 30 June 2007, rental and licence fees paid and payable to subsidiaries and associated companies of SHKP totalled $65,401,000 (2006: $56,276,000).

(ii)   Insurance services
Sun Hung Kai Properties Insurance Limited, a wholly owned subsidiary of SHKP, provide general insurance services to the Group. For the year ended 30 June 2007, insurance premiums paid and payable were $3,630,000 (2006: $5,436,000).

32 Related party transactions *(continued)*

b   At 30 June 2007, the Group had an interest in an associate, the major shareholder of which is a subsidiary of SHKP. The principal activity of the associate is to invest in an equity fund which primarily invests in technology related companies in the People's Republic of China.

c   Key management compensation

	For the year ended 30 June	
	2007	2006
	$000	$000
Salaries and other short-term employee benefits	23,251	22,536
Share-based payments	348	1,800
	23,599	24,336

d   The trading balances set out below with SHKP and its subsidiaries (the "SHKP Group") (including buildings and estates managed by the SHKP Group) are included within the relevant balance sheet items:

	2007	2006
	$000	$000
Trade receivables (note 24)	611	514
Deposits and prepayments (note 24)	4,407	3,942
Trade payables (note 26)	413	91
Other payables and accruals (note 26)	1,769	5,716

The trading balances are unsecured, interest-free and repayable on similar terms to those offered to unrelated parties.

33 Ultimate holding company

The directors consider the ultimate holding company at 30 June 2007 to be Sun Hung Kai Properties Limited, a company incorporated in Hong Kong with its shares listed on the main board of HKSE.

(股票編號: 315)

年 報

2006/2007

目 錄



關 於 我 們

數碼通電訊集團有限公司是香港及澳門首屈一指的流動服務供應商，致力提供優越的服務和無可比擬的體驗，讓客戶靠近他們所想，令生活更多姿多采。

本公司在香港的主要附屬公司乃Vodafone Group Plc的夥伴網絡商，以SmarTone-Vodafone品牌，提供質素優越的服務，在網絡表現、創新服務及客戶服務方面均領先同儕。

數碼通電訊集團有限公司於1996年在香港上市，為新鴻基地產有限公司的附屬公司。





董事及公司資料

董事會

* **郭**炳聯先生
  主席

  黎大鈞先生
  總裁

  陳啓龍先生
* **黃**奕鑑先生
* **蘇**承德先生
* **張**永銳先生
* **潘**毅仕先生
* **容**永忠先生
** **李**家祥博士,太平紳士
** **吳**亮星先生,太平紳士
** **楊**向東先生
** **顏**福健先生

* *非執行董事*
** *獨立非執行董事*

公司秘書
麥祐興先生

授權代表
黎大鈞先生
麥祐興先生

註冊辦事處
Clarendon House, 2 Church Street,
Hamilton HM 11, Bermuda

總辦事處及主要營業地點
香港九龍觀塘道378號
創紀之城二期31樓

核數師
羅兵咸永道會計師事務所
執業道會計師
香港遮打道10號
太子大廈22樓

香港股份登記處
香港中央證券登記有限公司
香港皇后大道東183號
合和中心17樓1712-1716室

主要股份登記處
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke, Bermuda

主要往來銀行
渣打銀行
滙豐銀行

本公司之法律顧問
有關香港法律
司力達律師樓

有關百慕達法律
Conyers, Dill & Pearman

駐百慕達代表
John Charles Ross **Collis**先生
Anthony Devon **Whaley**先生(副代表)



財務摘要

(除每股之金額外以百萬港元列值)

	截至6月30日止年度或於6月30日	
	2007	2006
綜合損益表		
收入	**4,039**	3,779
本公司股東應佔溢利	**158**	70
每股盈利($)	**0.27**	0.12
每股股息		
本年度總額($)	**0.27**	0.12
特別現金股息($)	**0.85**	—
綜合資產負債表		
總資產	**5,440**	5,204
流動負債	**(1,075)**	(1,005)
總資產減流動負債	**4,365**	4,199
非流動負債	**(827)**	(750)
少數股東權益	**(27)**	(23)
資產淨值	**3,511**	3,426
股本	**58**	58
儲備	**3,453**	3,368
本公司股東應佔總權益	**3,511**	3,426
綜合現金流量		
經營活動產生之現金淨額	**941**	1,056
已收利息	**97**	67
購買固定資產	**(392)**	(471)
增加手機補貼	**(193)**	(284)
已付股息(包括少數股東權益)	**(76)**	(125)
其他	**(80)**	(44)
現金及銀行結存,及持至到期日之債務證券之增加淨額	**297**	199



主 席 報 告

(財務數字以港元列值)

本人欣然宣佈本集團截至2007年6月30日止年度之業績。

財務摘要

年內,本集團收入受流動通訊服務收入增加10%所帶動,上升7%至$4,039,000,000。未計利息、税項、折舊及攤銷前之盈利(「EBITDA」)增加15%至$940,000,000。股東應佔溢利為$158,000,000,增長125%。每股盈利則為$0.27,增長126%。

股息

董事會決定採納新的派息政策,集團每年將分派股東應佔溢利(不包括非經常性項目)之100%作為股息。根據此新政策,董事會建議每股派發$0.27,作為截至2007年6月30日止年度之末期股息。此外,為提高資本架構效率,董事會建議派發特別現金股息每股$0.85。派發上述股息後,本公司仍有充足的財政資源,以應付其營運所需。

業務回顧

香港流動通訊業務

SmarTone-Vodafone一直致力在各個不同服務範疇上為客戶帶來無可比擬的體驗,現已成為本港一家以優越質素見稱的流動通訊商。無論在網絡表現、創新服務及客戶服務方面,本公司均領先同儕,因此得以在競爭激烈的市場環境下提升客戶質素,此可見於ARPU及數據收入的增長。

流動通訊服務收入持續穩健增長,其中數據服務及境外漫游的收入增幅顯著,超過本地話音服務及境內漫游收入方面的減少。由於3G服務受歡迎程度與日俱增,數據收入增加49%,佔服務收入18.5%。

年內,綜合ARPU增加6%至$225,月費計劃服務之ARPU則增加7%至$261。月費計劃服務客戶流失率保持穩定,於2007年6月為2.3%。於2007年6月30日,客戶總數為1,077,000人。現時,3G客戶數目佔月費計劃服務客戶數目逾30%。




SmarTone-Vodafone在推出創新服務方面處於市場領導地位,是第一家能為客戶帶來真正手機上網體驗的流動通訊商,充分發揮了其全面覆蓋的HSPA網絡(現已提升至7.2 Mbps),並把握支援HTML的HSPA及3G手機選擇與日俱增的趨勢。客戶現可用手機瀏覽互聯網,獲取無窮無盡且時刻更新的內容,以及即時收看網上短片和與朋友即時分享互聯網內容。SmarTone-Vodafone的手機上網服務採用按服務計算的新收費模式,更有效地滿足客戶無限上網的需要。




將互聯網真正帶到你手機

SmarTone-Vodafone秉承為不同目標客群提供獨特優越服務的策略，推出了一項專為青少年及其父母而設的服務。透過一系列以社群為本的服務，客戶可使用話音、視像電話及訊息服務，包括小組即時通訊，與友伴隨時保持緊密聯繫。他們亦可在專為青少年度身設計的手機網站上，獲取豐富的資訊和娛樂，並分享自行創作的內容。此外，父母不僅可與子女保持通訊無間，同時亦可確保他們在手機網站獲取健康的內容，以及有效地管理他們的支出。

澳門流動通訊業務
本公司受惠於澳門的經濟增長，年內的客戶數目、流動通訊服務收入及溢利均持續增長。

前景
市場競爭持續激烈，而將會發出的新無線牌照，可能令競爭進一步加劇。有見及此，本公司會繼續專注在各營運範疇進一步提升成本效率。

科技發展一日千里，加上通訊與媒體日漸融合，為創新服務的發展帶來各種新挑戰和機遇。我們將繼續致力令客戶的流動生活模式更加多姿多采，並滿足他們廣泛的通訊需要，從而提高本公司的收入。憑藉雄厚的財政實力，本公司將採取此發展策略，並務求在競爭激烈的市場中脫穎而出。

致謝
黎浩佳先生已辭任本公司非執行董事，另容永忠先生獲委任為非執行董事。本人謹此衷心感謝黎先生過往的寶貴貢獻及意見，並歡迎容先生加入董事會。本人亦藉此對所有客戶及股東一直以來的支持、董事同寅的指引和遠見，以及每位員工的專心致志及努力，深表謝意。

主席
郭炳聯

香港，2007年8月28日

管理層討論及分析

(財務數字以港元列值)

財務業績回顧

收入增加7%至$4,039,000,000(2005/06：$3,779,000,000)，其中流動通訊服務收入增長部分被流動電話及配件銷售下跌所抵銷。受ARPU改善及平均客戶數目輕微增長所帶動，流動通訊服務收入上升$275,000,000或10%，超過銷售成本及經營開支的4%升幅。因此，未計利息、稅項、折舊及攤銷前之盈利(「EBITDA」)上升$124,000,000至$940,000,000(2005/06：$816,000,000)。經營溢利大幅增加$78,000,000至$183,000,000(2005/06：$105,000,000)。本公司股東應佔溢利急升125%至$158,000,000(2005/06：$70,000,000)。



收入增加$260,000,000或7%至$4,039,000,000(2005/06：$3,779,000,000)。

- 由於來自數據、預繳及境外漫遊服務之較高收入超出本地話音及境內漫遊收入之下跌，流動通訊服務收入增加10%至$3,146,000,000(2005/06：$2,871,000,000)。數據服務收入錄得顯著增長，主要由於3G服務受歡迎程度日增所致。由於市場價格競爭持續，本地話音收入輕微下跌；而境內漫遊收入減少，則因國際漫遊批發價格之下調壓力所致。

  在面對日益熾熱之市場競爭下，香港之綜合ARPU仍增加$12至$225(2005/06：$213)，反映本集團之客戶質素進一步改善。此增長主要由數據、預繳及境外漫遊服務之收入增長帶動。

  儘管市場大幅下調月費，香港月費計劃服務之ARPU仍增加$17至$261 (2005/06：$244)。

  數據服務繼續為帶動本集團收入增長擔當重要角色，並錄得強勁之49%按年增長。該項增長證明本集團對提升及豐富3G服務所付出之努力。數據漫遊及SmarTone-Vodafone Mobile Email服務受歡迎程度及使用量日益增加亦是令數據服務收入增加之因素。

- 由於市場競爭激烈令手機平均售價下跌，流動電話及配件銷售輕微下跌2%至$893,000,000(2005/06：$908,000,000)。

國際長途電話、互連費用及數據服務成本由於使用量上升而增加，銷售成本上升1%至$1,533,000,000(2005/06：$1,510,000,000)。

與流動通訊服務收入增長一致，經營開支(不包括折舊、攤銷及出售固定資產之虧損)增加7%至$1,566,000,000(2005/06：$1,467,000,000)。由於本集團持續提升網絡容量、質素及覆蓋，令網絡經營成本增加。銷售及推廣費用之上升與收入增長普遍一致。員工成本輕微上升，主要由於員工數目及薪酬上升所致。面對寫字樓及店舖租金上升下，租金及水電費用亦相應增加。



Sharp SX633A

折舊及出售固定資產之虧損輕微下跌$4,000,000至$482,000,000(2005/06：$486,000,000)。

手機補貼攤銷增加$46,000,000至$212,000,000(2005/06：$166,000,000)，原因為吸納及挽留客戶之手機補貼大增。

由於GSM及PCS牌照分別於2006年1月及2006年9月續牌，流動通訊服務牌照費攤銷增加$5,000,000至$63,000,000(2005/06：$58,000,000)，反映有關2G流動通訊服務牌照於續牌後之全年攤銷。

融資收入大幅增加$44,000,000至$100,000,000(2005/06：$56,000,000)，因為銀行存款及債務證券之平均結餘較高，以及其回報有所改善所致。融資成本增加$8,000,000至$78,000,000(2005/06：$70,000,000)，主要由於2G流動通訊服務牌照費負債之遞增開支增加所致。

澳門流動通訊業務於截至2007年6月30日止年度持續增長及獲得可觀成績。由於客戶人數持續增加及点点通服務日益受到歡迎，收入增加14%至$216,000,000(2005/06：$189,000,000)。經營成本增加3%至$83,000,000(2005/06：$81,000,000)。因此，經營溢利大幅上升42%至$76,000,000(2005/06：$54,000,000)。



Vodafone 710

資本架構、流動資金及財務資源

於截至2007年6月30日止年度，本集團之資本架構並無重大變動。在回顧年度，本集團之資金來自股本及內部產生之資金。本集團之現金資源依然強勁，於2007年6月30日之現金及銀行結餘、持有至到期日之債務證券投資達$2,348,000,000(2006年6月30日：$2,051,000,000)。

於截至2007年6月30日止年度，本集團經營業務之現金流入淨額及收取之利息淨額分別為$941,000,000及$97,000,000。在回顧年度內，本集團之主要資金流出為購買固定資產、手機補貼、流動通訊服務牌照費及支付2005/06年度之末期股息。

董事認為，本集團之內部現金資源，足以應付截至2008年6月30日止財政年度之資本開支及營運資金所需。



Toshiba TS32

財資管理政策

本集團根據董事會不時批准之財資管理政策，動用盈餘資金作投資用途。盈餘資金乃存放於香港之銀行戶口或投資於投資級別之債務證券。香港之銀行存款均為港元或美元存款。

本集團所投資之債務證券，均以港元或美元結算，年期最長為三年。本集團之政策為持有其於債務證券之投資直至到期日。

於2007年及2006年6月30日，本集團之備用銀行信貸總額為$100,000,000，而該等信貸並無被動用。

管 理 層 討 論 及 分 析

(財務數字以港元列值)

若干銀行不時為本集團安排開立履約保證及信用證。在若干情況下，本集團以現金存款作為該等工具之部分或全部抵押品，以減輕發行成本。於2007年6月30日，已抵押存款總額為$324,000,000（2006年6月30日：$320,000,000）。



功能貨幣及外匯波動風險

本集團之功能貨幣為港元。除本集團以美元結算之銀行存款及債務證券外，所有重大收入、開支、資產及負債均以港元計算。因此，本集團除以美元計算之銀行存款及債務證券外，並無任何重大之匯兌收益及虧損風險。本集團現階段並無進行任何外匯對沖活動。

或然負債

履約保證

若干銀行代表本集團就其於香港及澳門獲當地之電訊管理局發出牌照之責任，向有關當局發出履約保證。於2007年6月30日，此等履約保證之未償總額為$404,000,000（2006年6月30日：$353,000,000）。

BlackBerry® Curve™ 8310

出租、租回安排

一間銀行代表本集團發出一份信用證，為本集團於截至1999年6月30日止年度訂立之出租、租回安排須履行之責任作出擔保。此項信用證全數以盈餘資金作為現金抵押。董事認為，本集團須根據此項擔保付款之風險極微。

僱員及購股權計劃

於2007年6月30日，本集團有1,692名（2006年6月30日：1,622名）全職僱員，大部分為香港員工。截至2007年6月30日止年度之員工成本總額為$395,000,000（2005/06：$368,000,000）。

僱員收取之薪酬組合包括基本月薪、獎勵花紅及其他福利。花紅為酌情性質，須視乎本集團之表現及個別僱員之表現而發放。福利包括退休計劃及醫療與牙科保險。本集團亦就個別僱員之需要，提供內部及公司以外之培訓。

根據本集團之購股權計劃，本公司可向包括董事及僱員在內之參與者授予購股權以認購本公司之股份。於截至2007年6月30日止年度，本公司並無授出購股權，而有28,500份購股權獲行使以認購本公司28,500股股份，且註銷了1,152,500份購股權。於2007年6月30日，尚未行使之購股權共有10,653,500份（2006年6月30日：11,834,500份）。

董事會同寅謹將截至2007年6月30日止年度之報告連同已審核之財務報表呈覽。

主要業務

本公司的主要業務為投資控股，而其主要附屬公司的業務則詳載於財務報表附註19。

業績

本集團截至2007年6月30日止年度的業績，詳載於第38頁的綜合損益表內。

股息

董事建議派付截至2007年6月30日止年度的末期股息每股$0.27（2005/06：每股$0.12）。由於公司於年內並無派付中期股息（2005/06：無），本年度的股息總額為每股$0.27（2005/06：每股$0.12）。為提升資本架構效率，董事亦建議另外派付特別現金股息每股$0.85（2005/06: 無）。

五年財務摘要

本集團上五個財政年度的業績及資產負債摘要載於第36頁。

儲備

本集團及本公司在本年度的儲備變動分別載於第43至44頁。

可分派儲備

本公司於2007年6月30日的可供分派予股東的儲備為$3,668,997,000（2006年6月30日：$3,707,286,000）。

捐款

本集團於本年度所作出的慈善捐款或其他捐款共$432,000 (2005/06: $2,000)。

固定資產

固定資產變動詳情載於財務報表附註18。

股本

本公司的股本變動詳情載於財務報表附註29。

董事會報告書

(財務數字以港元列值)

董事

於本年度內及截至本報告書的日期止，本公司在任的董事如下：

* **郭**炳聯先生
  主席

                 ** **李**家祥博士，太平紳士

                 ** **吳**亮星先生，太平紳士

   黎大鈞先生
  總裁

                 ** **楊**向東先生

   陳啟龍先生

                 ** **顏**福健先生

* **黎**浩佳先生
  (於2007年4月4日退任)

* **黃**奕鑑先生

* **蘇**承德先生

* **張**永銳先生

* **潘**毅仕先生

* **容**永忠先生
  (於2007年4月4日獲委任)

* *非執行董事*
** *獨立非執行董事*

按照本公司細則第110(A)條規定，黎大鈞先生、陳啟龍先生、李家祥博士及吳亮星先生於即將舉行的股東週年大會輪值告退，而容永忠先生則按照細則第101條規定告退，惟彼等均表示願意膺選連任。餘下的現任董事則繼續留任。

非執行董事的委任限期乃遵照本公司細則第110及111條的規定。

董事會已接獲各名獨立非執行董事就其獨立性而呈交的年度書面確認，並確信其獨立性符合香港聯合交易所有限公司證券上市規則（「上市規則」）的規定。

董事服務合約

根據於2001年5月31日本公司與黎大鈞先生所訂立的僱傭合約，黎大鈞先生獲委任為本集團之執行董事及總裁，任期由2001年7月17日起持續生效。本公司可發出不少於6個月的書面通知或代通知金以終止該僱傭合約。

根據於2002年5月1日本公司與陳啟龍先生所訂立的僱傭合約，陳啟龍先生獲委任為本集團之執行董事，任期由2002年5月15日起持續生效。本公司可發出不少於6個月的書面通知或代通知金以終止該僱傭合約。

除以上所述外，全體董事均無與本公司訂立任何超過3年年期而本公司不可於一年內無償終止的服務合約（法定賠償除外）。

董事薪酬

支付予本公司董事的薪酬乃根據各自的服務協議條款（如有）而釐訂。董事袍金則需每年檢討及經股東於股東週年大會上批准及授權。於截至2007年6月30日止財政年度已支付及將支付予本公司董事的薪酬詳情，載於財務報表附註12。

董事於重要合約之權益

除本報告也所詳述的關連交易外，於年終或年內任何時間本公司或各附屬公司概無簽訂任何涉及本集團的業務而本公司董事直接或間接在其中擁有重大權益的重要合約。

董事及高級管理人員之個人簡歷

董事及高級管理人員之個人簡歷載於第31至35頁。

董事及高級行政人員之權益

於2007年6月30日，本公司之董事及最高行政人員於本公司或其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債務證券中擁有根據證券及期貨條例第XV部第7及8分部知會本公司及聯交所之任何權益或淡倉（包括根據證券及期貨條例的該等條文彼等被當作或視為擁有之權益或淡倉），或記錄於本公司根據證券及期貨條例第352條須存置之登記冊中或根據上市規則之《上市公司董事進行證券交易的標準守則》所述董事進行證券交易之規定準則須知會本公司及聯交所之權益或淡倉如下：

1. 於本公司股份及相關股份之好倉

	持股數目							
董事姓名	個人權益（以實益擁有人身份持有）	家族權益（配偶或未滿十八歲子女之權益）	法團權益（受控法團權益）	其他權益	合計	於股本衍生工具下持有之相關股份數目	合計	佔已發行股份百分比
郭炳聯	—	—	—	2,237,767[1]	2,237,767	—	2,237,767	0.39
黎大鈞	—	—	—	—	—	3,000,000[2]	3,000,000	0.52
陳啟龍	—	—	—	—	—	1,103,500[2]	1,103,500	0.19

附註：

[1]. 根據證券及期貨條例，郭炳聯先生因身為若干全權信託基金的受益人而被視為於該等股份擁有權益。

[2]. 該等權益指於本公司已授出購股權（現時被視為非上市實物結算股本衍生工具）涉及的本公司相關股份的權益，公司之購股權詳細資料載於「購股權計劃」一節內。

董事會報告書

（財務數字以港元列值）

2. 於本公司相聯法團股份及相關股份之好倉

(a) 新鴻基地產發展有限公司（「新鴻基地產」）

董事姓名	持股數目					於股本衍生工具下持有之相關股份數目	合計	佔已發行股份百分比
	個人權益(以實益擁有人身份持有)	家族權益(配偶或未滿十八歲子女之權益)	法團權益(受控法團權益)	其他權益	合計			
郭炳聯	75,000	—	—	1,086,165,895[1]	1,086,240,895	—	1,086,240,895	43.59
黃奕鑑	145,904	—	—	—	145,904	—	145,904	0
李家祥	—	—	18,000	—	18,000	—	18,000	0

附註：

[1]. 根據證券及期貨條例，郭炳聯先生因身為若干全權信託基金的受益人而被視為於該等新鴻基地產股份中之1,062,988,347股擁有權益。

(b) 新意網集團有限公司（「新意網」）

董事姓名	持股數目					於股本衍生工具下持有之相關股份數目	合計	佔已發行股份百分比
	個人權益(以實益擁有人身份持有)	家族權益(配偶或未滿十八歲子女之權益)	法團權益(受控法團權益)	其他權益	合計			
郭炳聯	—	—	—	1,742,500[1]	1,742,500	—	1,742,500	0.08
黃奕鑑	100,000	—	—	—	100,000	—	100,000	0
蘇承德	326,667	—	—	—	326,667	133,333[2]	460,000	0.02

附註：

[1]. 根據證券及期貨條例，郭炳聯先生因身為若干全權信託基金的受益人而被視為於該等新意網股份中之1,070,000股擁有權益。

[2]. 該等權益指於新意網已授出購股權（現時被視為非上市實物結算股本衍生工具）涉及的新意網相關股份的權益。

(c)   郭炳聯先生於下列相聯法團的股份中擁有以下權益：

相聯法團名稱	經法團擁有之可歸屬權益	經法團擁有之可歸屬權益佔已發行股份百分比	經法團實際擁有之權益	實際權益佔已發行股份百分比
Splendid Kai Limited	2,500	25	1,500[1]	15
Hung Carom Company Limited	25	25	15[1]	15
Tinyau Company Limited	1	50	1[1]	50
舉捷有限公司	8	80	4[1]	40

附註

[1].   根據證券及期貨條例，郭炳聯先生被視為於該等股份擁有權益。該等股份由數家公司持有，而郭先生有權於該等公司的股東大會上控制行使三分之一或以上投票權。

除上文所披露者外，於2007年6月30日，概無董事及最高行政人員（包括彼等之配偶及未滿18歲之子女）及彼等之聯繫人於本公司、其附屬公司或其任何相聯法團的股份、相關股份或債券中擁有或被視作擁有任何權益或淡倉，而須記錄於根據證券及期貨條例第352條所規定存置的登記冊內，或根據證券及期貨條例第XV部或根據上市規則之「上市公司董事進行證券交易的標準守則」，須知會本公司及聯交所。

購股權計劃

根據本公司於2002年11月15日所採納之購股權計劃（「購股權計劃」）的條款，本公司可授予參與人士（包括集團之董事及僱員）購股權以認購本公司的股份。

1.   購股權計劃的主要條款

購股權計劃的主要條款按上市規則第17章之規定概述如下：

(a)   目的
購股權計劃旨在獎勵對本集團業務增長作出寶貴貢獻的參與者，並使本集團可聘請及／或挽留該等被視為對本集團有建樹，或預期可為本集團之業務發展作出貢獻的僱員。

(b)   參與者
本公司或任何附屬公司的任何僱員、代理人、顧問或代表，包括本公司或任何附屬公司之董事，憑藉彼等的工作經驗、行業知識、表現、業務聯繫或其他有關因素，而可對集團的發展提供寶貴貢獻者，將有資格在董事邀請下參與計劃。

董事曾報告書

(財務數字以港元列值)

(c) 可供發行股份之最高數額

本公司可發行的購股權，在根據所有購股權計劃而將可授出的所有購股權獲行使時，可予以發行的股份總數不可超逾於股東大會上採納購股權計劃當日的已發行股份的10%。本公司可經股東批准及根據上市規則刊發通函而隨時更新此限額，惟在所有尚未行使的購股權獲行使時(包括根據所有其他購股權計劃所授出而尚未行使之購股權)，將予以發行的股份不可超逾不時的已發行股份的30%。於2007年8月28日，根據購股權計劃授出的購股權可予以發行的股份數目為56,158,134股，佔本公司已發行普通股約9.70%。

(d) 每位參與者可獲授予購股權之上限

任何參與者的配額，最多為因行使於直至最近一次授出購股權當日止任何12個月期間已授出及將授出的購股權而已獲發行及將予以發行股份的總數，不可超逾已發行的相關類別股份的1%。

(e) 購股權之行使期限

購股權不可於授出後10年之期屆滿後行使，且購股權不可於本公司在股東大會上採納計劃當日後10年之期屆滿後授出。

購股權計劃並無訂明購股權可行使前的最短持有期限，惟董事會可於授出購股權時訂下最短持有期限。

(f) 接納購股權須繳付之款項

接納購股權時，應向本公司發出書面接納書，連同支付予本公司$1.00的匯款，作為獲授購股權的代價，並必須於公司提出授予購股權當日起28日內寄送予公司秘書。

(g) 行使價之釐定基準

董事於授出購股權時釐定因行使任何購股權而應繳付的每股股份價格。該價格至少為(i)在緊接授出該購股權當日前5個營業日聯交所發出的每日報價表所示的每股股份平均收市價；(ii)授出該購股權當日(必須為營業日)聯交所的每日報價表所示的每股股份收市價；及(iii)股份的面值；以較高者為準。

(h) 計劃餘下年期

購股權計劃有效期由2002年11月15日起10年內有效。

2. 購股權變動

於截至2007年6月30日止年度內，根據購股權計劃授予參與人士的購股權變動詳情如下：

承授人	授出日期	行使價 $	行使期限	於2006年7月1日 尚未行使	於年內授予	於年內行使	於年內 註銷/失效	於2007年 6月30日 尚未行使
董事								
黎大鈞	2003年2月10日	9.29	2003年2月10日至 2011年7月16日	3,000,000[1]	—	—	—	3,000,000
陳啟龍	2003年2月10日	9.20	2003年5月2日至 2012年5月1日	133,500[2]	—	—	—	133,500
	2004年2月5日	9.00	2005年2月5日至 2014年2月4日	970,000[3]	—	—	—	970,000
僱員	2004年2月5日	9.00	2005年2月5日至 2014年2月4日	7,152,000	—	—	(795,000)	6,357,000
	2004年12月6日	8.01	2005年12月6日至 2014年12月5日	193,000	—	—	(193,000)	—
	2005年1月4日	8.70	2006年1月4日至 2015年1月3日	193,000	—	(28,500)	(164,500)	—
	2005年3月1日	9.05	2006年3月1日至 2015年2月28日	193,000	—	—	—	193,000

附註：

[1]. 按原有的5,000,000份購股權，不多於20%的購股權可於2003年2月10日開始行使，不多於40%的購股權可於2003年7月17日開始行使，不多於60%的購股權可於2004年7月17日開始行使，不多於80%的購股權可於2005年7月17日開始行使，全數購股權可於2006年7月17日開始行使。

[2]. 按原有的200,000份購股權，不多於三分之一的購股權可於2003年5月2日開始行使，不多於三分之二的購股權可於2004年5月2日開始行使，全數購股權可於2005年5月2日開始行使。

[3]. 不多於三分之一的購股權可於2005年2月5日開始行使，不多於三分之二的購股權可於2006年2月5日開始行使，全數購股權可於2007年2月5日開始行使。

除上述購股權外，本公司並無根據購股權計劃授出購股權予其他參與人士。除上文所披露者外，年內並無其他購股權被授出、行使、註銷或失效。

董事會報告書

3. 購股權之估值

於截至2006年及2007年6月30日止兩個財政年度並無授出購股權，惟在評估過往年度內授出的購股權之價值時，已採用柏力克－舒爾斯期權定價模式並就股息作出調整（「柏力克－舒爾斯期權定價模式」）。柏力克－舒爾斯期權定價模式為其中一種被普遍接納用作計算期權價值的方法，亦是上市規則第17章建議採用的期權定價模式之一。以柏力克－舒爾斯期權定價模式評估於過往年度內授出的購股權之價值所採用的參數及假設有以下各項：

    (a)   購股權預期年期

          計算時採用的購股權預期年期即由授予日期起計（「計算日期」）的加權平均預期年期。

    (b)   無風險利率

          計算時所採用的無風險利率，指於計算日期與購股權預期年期相應的香港外匯基金債券之加權平均回報率。

    (c)   預期波幅

          計算時採用的預期波幅指計算日期前12個月期間，本公司股份收市價的按年波幅。

    (d)   預期股息回報率

          計算中的預期股息回報率指截至2003年及2004年6月30日止兩個財政年度的平均股息回報率。

估值並未計算未來可能沒收購股權之調整。在採納新訂香港財務報告準則第2號後會計政策之改變導致授出之購股權之公平值確認為僱員開支，而股本內之資本儲備亦相應增加。股本金額於資本儲備內確認直至購股權被行使（其時轉撥至股份溢價賬）或直至購股權失效（其時直接轉至保留溢利）。

必須注意，使用柏力克－舒爾斯期權定價模式計算購股權的價值，是基於多項假設，且純粹為授出的購股權之估計價值。購股權承授人累計所得的財務利益，可能與柏力克－舒爾斯期權定價模式計算的價值存在很大差異。

根據證券及期貨條例須披露權益及淡倉之股東

於2007年6月30日，根據證券及期貨條例第336條所規定存置的登記冊所載，擁有本公司股份5%或以上權益的人士（本公司董事及最高行政人員不包括在內）如下：

名稱	股份總數	佔已發行股份百分比
Cellular 8 Holdings Limited（「Cellular 8」）[1及2]	306,439,472	52.82%
新鴻基地產發展有限公司（「新鴻基地產」）[1及2]	320,607,397	55.26%
HSBC International Trustee Limited（「HSBC」）[3]	321,492,208	55.41%
Marathon Asset Management Limited	52,610,896	9.07%
Brandes Investment Partners, L.P.	47,367,330	8.16%

21   2006/2007 年報

附註：

1.　　就證券及期貨條例而言，Cellular 8於上述以其名稱持有的306,439,472股股份權益也屬新鴻基地產所有，原因為新鴻基地產控制Cellular 8三分之一或以上的權益。因此，上述以新鴻基地產之名稱持有的股份數目與Cellular 8之權益是重疊的。

2.　　就證券及期貨條例而言，Cellular 8的相同權益也屬新鴻基地產透過其持有Cellular 8權益的新鴻基地產附屬公司所有。此等附屬公司為TFS Development Company Limited及Fourseas Investments Limited。

3.　　就證券及期貨條例而言，新鴻基地產於上述以其名稱持有的股份權益（及以上所述其各附屬公司的權益）也屬HSBC所有，原因為HSBC持有或被視作持有新鴻基地產的股份。因此，上述以HSBC之名稱持有的股份數目與新鴻基地產之權益是重疊的。

除上文披露者外，於2007年6月30日，根據遵照證券及期貨條例第336條所存置的登記冊所記錄，概無其他人士擁有本公司5%或以上的股份或相關股份權益或淡倉。

認購股份或債券之安排

除上述的購股權外，於年內本公司或其任何附屬公司或本公司之控股公司或控股公司之任何附屬公司，並無作出安排使公司董事可從認購本公司或任何其他機構股份或債券而獲取利益。

董事於競爭業務中之權益

本公司之董事概無擁有任何與本集團業務出現競爭的業務權益。

公眾持股量

根據公司及董事所知悉的公開資料，公司確認其股份於本報告之日期在市場上已經有足夠的公眾持股量。

購買、出售或贖回股份

於截至2007月6月30日止年度，本公司於香港聯交所回購2,641,000股股份，該等回購之股份已註銷。回購之詳情請參閱財務報表附註29。

該等回購股份之總價值（不包括費用）共$22,082,000，已從保留溢利賬及繳入盈餘賬中扣除。而相等於回購股份之面值共$264,000已從保留溢利轉撥至資本贖回儲備內。

除以上所述外，於截至2007年6月30日止年度內任何時間，本公司及其任何附屬公司均無購買、出售或贖回本公司之股份。

優先購買權

本公司的公司細則或百慕達法例概無有關優先購買權的規定。

管理合約

於本年度內，本公司並無就整體業務或任何重要業務的管理或行政工作簽訂任何合約。

董事會報告書

(財務數字以港元列值)

主要客戶及供應商

本集團的主要供應商佔集團總購貨額的百分比如下：

集團最大供應商佔總購貨額百分比	11%
集團五大供應商佔總購貨額百分比	31%

概無董事及彼等之聯繫人於以上所述的供應商擁有權益。

於本年度內，集團向其五大客戶所售出的貨品及服務少於總額30%。

關連交易

1. 若干於財務報表附註32所披露的有關連人士交易也構成關連交易。下列若干關連人士（定義見上市規則）與本集團訂立及／或持續進行之交易，本公司已遵照上市規則有關規定（如需要時）予以公佈。

    (a) 本公司控股股東新鴻基地產發展有限公司（「新鴻基地產」）的若干附屬公司及聯繫人，向本集團出租物業作為寫字樓、零售店舖及貨倉之用，並向本集團授出許可證，准許於該等公司所擁有的若干物業安裝基站、天線及電話電纜。截至2007年6月30日止年度，已付及應付的租金、許可證費用及管理費總額共\$65,401,000。

    (b) 新鴻基地產的若干全資附屬公司為本集團提供一般保險服務。截至2007年6月30日止年度，已付及應付的保金為\$3,630,000。

    上述交易已經本公司的獨立非執行董事審閱。獨立非執行董事確認該等持續關連交易由本集團在一般及日常業務程序中訂立，交易按照一般商務條款或不遜於獨立第三方可提供的條款而進行。

    獨立非執行董事亦確認該等交易乃根據有關交易的協議條款進行，而交易條款屬公平合理，並且符合公司股東的整體利益。

    本公司之核數師亦確認所述之持續關連交易(i)已經由本公司之董事會批准；(ii)乃根據有關交易的協議條款進行；及(iii)並無超逾先前公告所披露各類別的上限。

2. 於2007年6月30日，集團於一聯繫公司擁有權益，其主要股東為新鴻基地產的附屬公司。該聯繫公司的主要業務為投資於中華人民共和國的科技相關公司之股份基金。

上述關於集團持續關連交易的披露已符合上市規則的披露規定。

核數師

本年度之財務報表乃經羅兵咸永道會計師事務所審核。該核數師任滿告退，並表示願意應聘連任。根據審核委員會的建議，續聘羅兵咸永道會計師事務所為本公司核數師的決議案，將於應屆股東週年大會上提呈。

董事會代表
主席
郭炳聯

香港‧2007年8月28日

企業管治報告

企業管治

本公司致力建立及維持高水平的企業管治。於截至2007年6月30日止年度內，本公司均應用及遵守香港聯合交易所有限公司證券上市規則(簡稱「上市規則」)附錄14企業管治常規守則(簡稱「企業管治守則」)之原則及規定，當中只偏離守則條文A.4.1項有關非執行董事的服務任期。公司之非執行董事的委任並無指定年期，惟彼等必須至少每三年一次於股東週年大會輪值告退，並由股東重選。

董事會將繼續監察及檢討本公司之企業管治常規，以確保遵守企業管治守則。

董事會

董事角色
董事會肩負領導及監控公司的責任，同時集體負責促進公司的成就。董事會的主要角色為：

* 制定集團的目標、策略及業務計劃；
* 監察營運及財務表現；及
* 制定適當的風險管理政策，以處理集團在達致既定策略目標過程中所遇到的風險。

董事會授權管理層在集團總裁及董事會不同委員會的指示及監察下，履行日常營運職責。

組成
現時由12名董事組成之董事會，負責監察本集團之管理層。

董事會認為董事會中之10位非執行董事(其中4位為獨立非執行董事)能給予執行董事及非執行董事一個合理之平衡。

本公司非執行董事具備多個行業的專業知識及經驗，能有效地協助管理層確定集團發展策略及政策，並確保董事會以嚴格準則制定財務及其他強制性匯報，以及維持合適體制以保障本公司及股東的整體利益。

除於年報第31至35頁之董事個人簡歷中所披露者外，各董事之間並沒有其他財務、業務、親屬或其他重大或相關之關係。

董事會已接獲各名獨立非執行董事就其獨立性而呈交的年度書面確認，並確信其獨立性符合上市規則的規定。

本公司已為其董事安排合適的責任保險，以保障其因企業活動而引起的責任賠償。該保險總額乃按年檢討。

董事之委任及重選

所有董事，包括主席及總裁，均須最少每三年輪流退任及在股東週年大會上由股東重選。

遵照本公司之公司細則的規定，三分之一的董事（在任最長者）須於每屆股東週年大會上告退，惟符合資格可膺選連任。因此，概無任何董事的委任任期超過3年。為進一步提高問責性，倘擬繼續委任在任已超過9年的獨立非執行董事，將須以獨立決議案形式提交股東審議通過。

所有為填補臨時空缺而被委任的董事應在接受委任後的首次股東大會上接受股東重選。

董事責任

所有董事須不時瞭解其作為公司董事的職責，以及本集團的經營活動及業務發展。所以本集團將安排簡介，以確保新委任董事對本集團的業務運作及管治政策，以及其在法律及其他規定下的董事職責均有適當的理解。公司秘書將繼續提供有關上市規則及其他適用監管規定之最新信息予董事，以確保董事遵守該等規則及規定。

主席及總裁

為提高獨立性、問責性及負責制，及避免權力僅集中於一位人士，本集團主席與總裁分別由不同人士擔任。本集團主席乃郭炳聯先生，而本集團之總裁乃黎大鈞先生。彼等的職責已由董事會制定及明文載列。集團主席負責確保董事會適當地履行其職能，並負責徹良好公司管治常規及程序；而集團總裁則在執行董事及高級管理人員協助下，負責管理本集團的業務，包括執行董事會所採納的重要策略及發展計劃。

董事會會議

董事會每年最少召開定期會議4次。董事們皆親身出席或透過電子通訊方法參與。召開董事會會議前，董事在不少於14天前收到通知，董事皆有機會提出擬商討事項列入會議議程。最終的會議議程及相關會議文件於舉行董事會會議日期最少3天前送交全體董事。

於董事會定期會議中，董事討論本集團的整體策略、營運及財務表現。需經董事會決定或考慮的事宜包括整體集團策略、重大收購及出售、年度預算、年度及中期業績、批准重大資本交易及其他重大營運及財務事宜。董事會會議於一年前已預定日期，有助於更多董事出席會議。所有董事亦會適時獲知影響本集團業務的重大事項，包括有關法規及規定的修訂。如需要時，董事亦可尋求獨立專業意見，以履行其董事職責，費用由本公司承擔。

公司秘書就董事會會議作出詳細的會議記錄，包括所有董事會決定及董事提出的疑慮或表達的反對意見（如有）。任何董事可在任何合理的時段查閱有關會議記錄。

企 業 管 治 報 告

董事會於截至2007年6月30日止財政年度內舉行了4次會議，下表載列各成員於年內所舉行的董事會會議之出席率：

董事	出席董事會會議數目
執行董事	
黎大鈞先生 *(總裁)*	4/4
陳啓龍先生	4/4
非執行董事	
郭炳聯先生 *(主席)*	4/4
黎浩佳先生*	3/3
黃奕鑑先生	4/4
蘇承德先生	4/4
張永銳先生	3/4
潘魏仕先生	1/4
容永忠先生**	1/1
獨立非執行董事	
李家祥博士	4/4
吳亮星先生	3/4
楊向東先生	2/4
顏福健先生	4/4

*　於2007年4月4日辭任董事
**　於2007年4月4日被委任為董事

董事委員會
董事會成立下列委員會，並具備既定的職權範圍，其內容不比企業管治守則的規定寬鬆。

董事監督委員會（「監督委員會」）
董事會將監察管理層表現、監控業務計劃及策略的執行、及確保遵照企業目標的責任賦予監督委員會。監督委員會的成員包括董事會主席、總裁、執行董事及公司的高級管理人員。並歡迎非執行董事自行決定參與。

監督委員會每月定期開會審議及監控整體策略的執行，及集團的業務及財務表現，並將該些營運情況及表現向董事會匯報。監督委員會的會議日期預早確定，以便董事／會員出席會議。

薪酬委員會
委員會之主席乃李家祥博士，公司之獨立非執行董事，其他成員包括吳亮星先生及蘇承德先生，大部份成員皆為公司之獨立非執行董事。

薪酬委員會之職責包括制定薪酬政策及向董事會提出建議，釐訂執行董事及本集團高級管理人員之薪酬，及檢討公司之購股權計劃、分紅機制與其他關於薪酬之事宜。薪酬委員會將就其建議諮詢主席及／或總裁，如認為有需要，亦可索取專業意見。薪酬委員會獲提供充足資源以履行其職責。薪酬委員會之特定成文權責範圍可供索取並已登載於本公司之網站上。

董事的薪酬政策

執行董事及高級管理人員的薪酬政策,旨在讓公司可將執行董事及高級管理人員的酬金與其工作表現(以是否符合公司目標作為衡量標準)掛鈎,有助挽留及激勵執行董事及高級管理人員。

公司執行董事及高級管理人員酬金的組成主要包括基本薪酬、酌情花紅及購股權。於釐定各酬金項目指引時,公司會參考市場對經營類似業務的公司所作的酬金調查結果。

非執行董事的酬金,主要包括董事袍金,須由委員會參考市場標準進行年度評估,並提供建議予股東於股東週年大會上批准,始可作實。非執行董事履行職務(包括出席本公司會議)的費用可以實報實銷方式獲得償付。

提名委員會

委員會之主席乃顏福健先生,公司之獨立非執行董事,其他成員包括吳亮星先生及潘魏仕先生,大部份成員皆為公司之獨立非執行董事。

提名委員會之職責包括制定提名政策,及就董事之提名及委任與董事接任之安排向董事會提出建議。委員會亦會檢討董事會之架構、人數及組成。提名委員會獲提供充足資源以履行其職責。提名委員會之特定成文權責範圍可供索取並已登載於本公司之網站上。

提名委員會已就續聘退任董事及其於股東週年大會上須經股東批准事宜上作出檢討及建議。

審核委員會

審核委員會向董事會負責及協助董事會履行職責,以確保其符合財務報告的責任及企業管治的規定,並就公司內部監控制度之有效性作出檢討。

審核委員會於1999年成立,其主席乃李家祥博士,獨立非執行董事並是專業會計專才,其他成員包括吳亮星先生、顏福健先生及黃奕鑑先生,大部份成員均為公司之獨立非執行董事。委員會成員均具備適當的業務或財務專長及經驗,為公司提供相關意見及建議。

審核委員會主要之職權範圍包括確保本集團之財務報表、年度報告、中期報告及核數師報告展示本集團經真確及平衡評估後的財政狀況;檢討本集團之財務監控、內部監控及風險管理制度;檢討本集團之財政及會計政策及守則;及建議獨立核數師的任命及薪酬。審核委員會其他之職責於其特定成文權責範圍內說明,該權責範圍可供索取並已登載於本公司之網站上。審核委員會獲提供充足資源以履行其職責。

審核委員會於截至2007年6月30日止財政年度內舉行了3次會議,按照委員會的職權範圍,與高級管理層及本公司內部及獨立核數師一起檢討本集團的重大內部監控及財務事宜。委員會之檢討範圍包括內部及獨立核數師的審核計劃及結果、獨立核數師的獨立性、本集團的會計準則及實務,上市條例及法則規定、內部監控、風險管理,以及財政匯報事宜(包括提交董事會批准的中期及全年賬目)。

企業管治報告

下表載列各董事於年內所舉行的審核委員會會議之出席率：

董事	出席會議數目
李家祥博士（主席）	3/3
吳亮星先生	3/3
黃奕鑑先生	1/3
顏福健先生	2/3

審核委員會於2007年8月17日開會審議集團截至2007年6月30日止年度之財務報表及內部審核報告。委員會相信本集團所採用的會計政策及計算方法乃符合及按照目前香港業內的最佳常規。委員會發現財務報表並未遺漏任何特殊項目，並對該報表所披露的數據及闡釋，表示滿意。

獨立核數師的獨立性
為了進一步提升獨立核數師的獨立匯報性，上述會議部分僅由審核委員會及獨立核數師在沒有管理層在場的情況下出席。

獨立核數師就非審計服務及審計服務的性質及其所收取的年費比率，須受審核委員會審察。獨立核數師提供非審計服務的費用，必須事前取得審核委員會批准，以確保不會影響獨立核數師的獨立性及客觀性。於截至2007年6月30日止之財政年度已支付或將支付予核數師的費用詳情披露如下：

	港元
總審計費	
－中期審閱及年終審計	1,724,000
其他服務	730,000
總費用	2,454,000

在審核本公司截至2007年6月30日止年度的賬目前，委員會已接獲獨立核數師就其獨立性及客觀性而發出的書面確認，符合香港會計師公會頒佈的專業操守準則第1.203A「審計業務的獨立性」的規定。

委員會對羅兵咸永道會計師事務所之審計費用、程序與效用、獨立性及客觀性所作出之檢討結果表示滿意，並建議董事會在應屆股東週年大會上，提呈續聘其為本公司之獨立核數師之決議案。

董事及核數師對編製賬目之責任
董事會有責任平衡、清晰及全面地評核公司的表現及前景。董事負責編製可真實公平地反映出本集團之財務狀況、業績及現金流量之賬目，並按持續營運之基準編製賬目。公司之賬目乃按照有關法規要求及適用的會計準則而編製。董事負責揀選適當之會計政策，貫徹地應用，並作出審慎合理之裁斷及估計。董事亦負責存置適當之會計記錄，於任何時候均可合理準確地披露本集團之財務狀況。

核數師對賬目的責任於本年報第37頁之核數師報告書內列出。

內部監控

各董事負責對本集團進行內部監控，並檢討其成效。

本集團之內部監控系統包括一套全面之組織架構及授權制度，當中已清晰界定各業務及營運單位之責任，權力之分配則根據有關人士之經驗及業務需要而進行。

監控程序旨在保障資產免被未經授權挪用或處置；確保遵守有關法律、規則及規例；確保保存妥善之會計記錄以提供可靠之財務資料作業務或公佈之用；以及合理保證不會出現重大誤報、損失或欺詐。

本集團之整體風險管理職能由風險管理委員會負責，該委員會於2007年初成立，並向審核委員會匯報。本集團已製訂風險管理框架，就所有可影響主要業務運作之風險，提供一致之風險管理程序(即風險識別、評估、處理及呈報)。

內部審核乃內部監控架構之重要一環。本集團設有一支獨立內部審核小組，由7名合資格專業人士組成，並直接向審核委員會及總裁匯報。內部審核職能之工作範圍包括財務與營運檢討、經常性與突擊審核、詐騙調查，以及生產力效率及效益審閱等。內部審核小組運用風險評估方法並考慮本集團業務之性質，制定其年度審核計劃。該計劃由審核委員會檢討及批准，以確保計劃有足夠資源可供運用且計劃目標足以涵蓋影響本集團之主要風險。此外，內部審核小組亦會與本集團之外聘核數師定期溝通，讓雙方了解可能影響其相關工作範圍之重大因素。

本集團對內部監控系統效益之年度審閱覆蓋所有重大監控範圍，包括財務、營運、規管監控及風險管理職能。董事已就截至2007年6月30日止年度本集團內部監控系統之效益，根據對監控環境、風險管理、資訊及溝通、以及控制及監管活動進行評估之架構，就所有主要業務及營運程序進行檢討。有關審閱包括查詢、磋商及經由觀察及審視所作之甄審。有待改善之處已被確定，及已採取適當措施管理風險。

就處理及發佈股價敏感資料之程序及內部監控而言，本集團之操守守則內訂明嚴禁挪用未經授權之機密或內幕資料。凡與聞或可存取本集團未公佈之股價敏感資料之僱員，均已得悉本集團於2006年採納「高級管理人員及相關僱員進行證券交易之標準守則」，並已遵從證券及期貨條例第13及14部份所定之限制。

董事進行證券交易的標準守則

本集團採納上市規則附錄10所載的上市公司董事進行證券交易的標準守則(簡稱「標準守則」)作為董事進行證交易的行為守則。而類似的守則亦已被採納以供有關員工(其可能擁有未公佈之股價敏感資料)在買賣本公司股票時遵守。在向所有董事作出特定查詢後，彼等均確認於截至2007年6月30日止年度內，皆有全面遵行標準守則內所訂之標準，當中並無不遵守的情況。

投資者關係

本集團定期會見財經分析員，並經常參與多種討論會及發佈會，以保持與投資界的關係。公司亦透過其公佈、年報及中期報告與股東溝通。所有該等公佈及報告均可從公司網站下載。董事、公司秘書及其他適合之高級管理人員均會就股東及投資界之問題作出回應。

董事及管理人員簡介

董事

郭炳聯，*主席兼非執行董事*

郭炳聯先生，54歲，於1992年4月獲委任為本公司董事。郭先生持有劍橋大學法律系碩士學位、哈佛大學工商管理碩士學位、香港公開大學榮譽工商管理博士學位及香港中文大學榮譽法學博士學位。他是本公司之控股股東新鴻基地產發展有限公司（「新鴻基地產」）副主席兼董事總經理，新意網集團有限公司（新鴻基地產之附屬公司）主席，亦是載通國際控股有限公司（新鴻基地產之聯繫人）及富聯國際集團有限公司之非執行董事及渣打銀行（香港）有限公司獨立非執行董事。

於社會公職方面，郭先生為香港地產建設商會董事、香港總商會理事、香港港口發展局成員及香港中文大學校董會副主席。

黎大鈞，*執行董事兼總裁*

黎大鈞先生，53歲，曾參與於1992年創立本集團，現為本集團總裁。黎先生為特許會計師，早年服務於倫敦及香港的畢馬威會計師事務所。黎先生隨後加入摩根建富，成為企業融資方面的投資銀行家，其後加入新鴻基地產，負責拓展其電訊及其他業務。黎先生於1996年離開本集團，並出任蘇伊士集團董事總經理，帶領其亞洲私人資本業務。黎先生於2001年重新加盟本集團。

陳啓龍，*執行董事*

陳啓龍先生，47歲，於1996年10月獲委任為本集團董事。於2002年3月被委任為本集團執行董事前，陳先生為新鴻基地產策略發展部經理。於1990年加入新鴻基地產前，彼曾在多家國際知名銀行集團，擔任多個研究及投資部門之職位。1994年12月至1996年5月期間，陳先生被借調至香港政府中央政策組出任全職顧問。陳先生在財務、投資、策劃及投資者關係方面具20年以上經驗。此外，陳先生持有澳洲雪梨大學經濟學學士及澳洲國立大學經濟學碩士學位。

黃奕鑑，*非執行董事*

黃奕鑑先生，55歲，於2001年10月獲委任為本公司董事。黃先生持有香港中文大學工商管理學士及碩士學位。

黃先生乃新鴻基地產之執行董事，現時負責新鴻基地產之策略策劃、企業發展、基建項目、財務投資及投資者關係。他亦是路訊通控股有限公司副主席，以及新意網集團有限公司之執行董事及富聯國際集團有限公司之非執行董事。

在社會服務方面，黃先生現為香港青年旅舍協會主席，他亦是香港中文大學新亞書院校董。

蘇承德，*非執行董事*

蘇承德先生，42歲，於2002年4月獲委任為本公司董事。蘇先生於2002年3月26日獲聘任為新意網集團有限公司（「新意網」）之執行董事。他於2004年12月4日兼任新意網之董事總經理，並自2005年9月9日調任新意網之行政總裁。他於2001年7月加入新鴻基地產集團，出任新鴻基地產副主席兼董事總經理郭炳聯先生的特別助理，參與新鴻基地產的資訊科技業務，並為新意網制訂發展策略。他亦是路訊通控股有限公司之非執行董事。

蘇先生持有美國哈佛大學文學士學位及哈佛商學院工商管理碩士學位，並擁有逾16年資訊科技及顧問服務經驗，曾在美國、英國、香港及亞洲區內多個地方工作，負責制訂及執行企業發展策略。

蘇先生在加盟新鴻基地產集團之前，曾出任美國Digitas Asia Limited大中華地區的高級副總裁兼董事總經理，肩負開拓大中華業務及服務環球客戶的重任。Digitas Asia Limited的母公司設於麻省波士頓，為Nasdaq上市的系統整合及網上解決方案供應商。在此之前，蘇先生曾在Scient出任電訊業務董事總經理，負責亞洲電訊及互聯網客戶的商務發展及方案傳送服務。Scient乃資訊科技解決方案供應商，其總部設於三藩市。在踏足亞洲之前，他曾於美國及歐洲兩地分別為國際顧問公司Accenture及Cap Gemini擔任要職。

張永銳，*非執行董事*

張永銳先生，57歲，於2003年3月獲委任為本公司董事。張先生為多間香港上市公司的董事，分別為大生地產發展有限公司、大福證券集團有限公司、天津發展控股有限公司及上海置業有限公司之非執行董事，亦是合興集團有限公司、雅居樂地產控股有限公司及中國平安保險（集團）股份有限公司之獨立非執行董事。彼亦是新意網集團有限公司之非執行董事。

張先生曾為香港律師公會之內地法律事務委員會副主席至2006年1月止，亦曾為保良局總理。張先生現為稅務上訴委員會委員，香港公益金公益慈善馬拉松籌劃委員會聯席主席及籌募委員會委員，香港公開大學校董會成員及董事學會資深會員。張先生持有澳洲新南威爾斯大學會計系商業學士學位，並為澳洲會計師學會會員。張先生自1979年起為香港執業律師，現為胡關李羅律師行顧問，並為英國及新加坡的註冊律師。

潘毅仕(David Norman Prince)，*非執行董事*

潘毅仕先生，56歲，於2005年7月獲委任為本公司董事。潘先生於國際業務環境董事會層面營運具備超過10年經驗，直至最近辭去Cable and Wireless plc.集團財務董事一職為止。

潘先生於2002年7月獲委任為Cable and Wireless plc.集團財務董事前，於香港電訊市場已累積超過12年工作經驗。由1994年至2000年，彼為香港電訊有限公司之財務董事，其後為副行政總裁，於發展這方面之業務以致於2000年出售予電訊盈科有限公司扮演重要角色。彼隨後加入電訊盈科有限公司，擔任集團財務總監，主要專注於收購後整合公司，並為集團安排再融資。

潘先生現時為Ark Therapeutics plc. 非執行董事及審核委員會主席，Ark Therapeutics plc.為一家英國專科醫療集團。彼並為Adecco SA之非執行董事，Adecco SA為一家提供人力資源服務之全球主要供應商。彼亦是英國 University of Bath 管理學院之客座研究學人。

董事及管理人員簡介

容永忠，*非執行董事*

容永忠先生，60歲，於2007年4月獲委任為本公司董事。容先生為新鴻基地產的公司顧問。他亦擔任River Trade Terminal Co. Ltd.、鴻基財務有限公司及機場空運中心有限公司的董事，並為載通國際控股有限公司董事郭炳聯先生之代行董事。於1995年加入新鴻基地產前，容先生曾於美資銀行工作多年，負責銀行於香港及美國的多項業務。

李家祥，*太平紳士，獨立非執行董事*

李家祥博士，54歲，GBS, OBE, J.P., LLD, DSocSc., B.A., FCPA (Practising), FCA, FCPA (Aust.), FCIS,於1996年10月獲委任為本公司董事。李博士為李湯陳會計師事務所高級合夥人，載通國際控股有限公司、王氏國際(集團)有限公司、中國航空技術國際控股有限公司、恒生銀行有限公司、華潤創業有限公司、路訊通控股有限公司、Strategic Global Investments plc.、交通銀行股份有限公司及美維控股有限公司之獨立非執行董事，並為新鴻基地產非執行董事。李博士亦是中國人民政治協商會議第十屆全國委員會委員，財務匯報檢討委員團召集人兼成員，前香港立法會議員兼任立法會政府賬目委員會主席。彼亦為香港會計師公會前會長。

吳亮星，*太平紳士，獨立非執行董事*

吳亮星先生，58歲，於1997年6月獲委任為本公司董事。吳先生為香港九廣鐵路公司管理局成員，現任集友銀行副董事長。

吳先生曾於1988年至1997年獲委任為中英土地委員會中方代表及香港政府土地基金受託人；並於1990年至1998年擔任中南銀行常務董事及香港分行總經理；1992年起擔任香港公益金商業及僱員募捐計劃委員會委員；於1996年起被委任為香港房屋委員會委員。吳先生於1996年至2004年為香港立法會議員。

吳先生自1996年起擔任中銀集團慈善基金董事；1998年擔任強制性公積金計劃諮詢委員會成員；1999年擔任輸入優秀人才計劃遴選委員會委員、香港社會服務聯會執行委員及嶺南大學校董會及諮議會成員。2001年吳先生擔任香港政府漁業發展貸款基金顧問委員會委員，並於同年獲委任為太平紳士。於2004年吳先生榮獲香港政府頒授銀紫荊星章。

楊向東，*獨立非執行董事*

楊向東先生，42歲，於2003年12月獲委任為本公司董事。

楊先生由2001年起出任凱雷投資集團董事總經理及凱雷亞洲基金(Carlyle Asia Partners)聯席主管。他亦是凱雷全球管理委員會的委員。加入凱雷前，楊先生在高盛集團工作9年，曾為高盛的董事總經理、亞洲直接投資部聯席主管及高盛亞洲管理委員會委員。

楊先生是凱雷投資集團所投資的多家非上市公司的董事局成員。

楊先生畢業於美國哈佛大學，獲得經濟學士及工商管理碩士(MBA)學位。

顏福健·獨立非執行董事

顏福健先生，44歲，於2005年12月獲委任為本公司董事。顏先生為日本第4家3G流動通訊營辦商EMOBILE Limited的總裁及首席營運官。於2005年，當EMOBILE處於開辦階段時，顏先生擔任該公司的代表董事及首席財務官職位，負責為該公司於2005年11月獲批該第4個3G流動通訊牌照後籌組共3,900億日圓之股本及債務融資，隨着融資工作的完成，EMOBILE成功於2007年3月推出3G流動數據服務。

顏先生與Sachio Semmoto博士同為eAccess Ltd的創辦人（Sachio Semmoto博士現為eAccess及EMOBILE的首席執行官），於eAccess成立後的首3年（即1999年至2003年），顏先生擔任該公司的代表董事及首席營運官，其後，於2003年至2007年期間，即eAccess上市前，顏先生擔任該公司的代表董事及首席財務官。eAccess於2004年在東京證券交易所第一部份(TSE1)取得上市地位，為有史以來最快於TSE1取得上市地位的公司。顏先生曾參與多宗成功的收購及合併交易，當中包括收購Japan Telecom的ADSL業務(JDSL)及American On-line (AOL)於日本的業務。至今，顏先生仍然留任eAccess董事一職。

在成立eAccess Ltd前，顏先生於高盛（日本）擔任電訊業分析員及董事總經理，曾參與很多於日本及亞洲的電訊融資交易，包括NTT DoCoMo的上市工作（全球其中一宗最大規模的上市項目）、NTT的股本證券及其他多項與電訊業有關的上市及諮詢項目。

顏先生於香港出生，畢業於倫敦大學皇家學院。顏先生自1990年起於日本生活。

營運委員會成員

鄒金根·科技總裁

鄒金根先生擁有超過20年電訊經驗，為科技專才。於加盟本集團前，彼於香港電訊CSL任職超過6年，負責無線電網絡策劃及發展的工作。在1995至1996年間，彼曾為電訊管理局無線電頻譜諮詢委員會會員；亦曾為香港中文大學訊息工程學系顧問委員會會員。鄒先生為英國電機工程師學會會員、澳洲工程師學會會員，及英國電機工程師學會特許工程師。彼於香港中文大學畢業，持有電子工程學士學位。

許清儀·總經理－人力資源

許清儀小姐於人力資源、行政、銷售營運及物流管理方面，擁有逾20年經驗，曾任職於本地及跨國企業。彼於1995年加盟本集團前，於一間國際性的製造公司服務超過10年，擔任亞太區區域人事經理。許小姐為香港零售管理協會培訓工作小組的委員，且鼎力支持香港浸會大學旗下之人力資源管理學良師益友計劃。許小姐現任電子業及電訊業訓練委員會的會員。彼持有由香港理工學院及香港管理專業協會聯合頒發的人事管理文憑。

葉樹勳·澳門數碼通行政總裁

葉樹勳博士擁有逾19年國際電訊業經驗。彼於加盟本集團前，負責英國電訊在亞太區的互聯網及多媒體策略發展，以及處理該公司在區內的投資及業務拓展項目。葉博士持有英國Loughborough University的博士學位，主修數據通訊，並為特許工程師。彼亦為電機工程師學會會員以及電機及電子工程師學會會員。

董事及管理人員簡介

劉民輝,*創新服務策劃總監*

劉民輝先生擁有逾20年開發電訊產品及服務經驗。於1992年加盟本集團前,彼曾服務於北美洲及香港的流動通訊及固網經營商,擔任多個產品研發的職位。劉先生為英國電機工程師學會會員兼特許工程師,亦為加拿大安大略省專業工程師協會的會員。劉先生持有英國曼徹斯特大學科技學院電機及電子工程學士學位,以及香港城市理工學院管理學高級文憑。

麥禮安(Eric Mallia),*市務總監*

麥禮安先生於2007年1月獲委任為市務總監。麥先生獲委任前,曾出任Vodafone的環球品牌經理。麥先生擁有近20年於亞太地區、歐洲、中東、非洲的市場營銷策劃及營運經驗。麥先生於Vodafone的四年工作前,曾任職Cable & Wireless Mobile、Mercury Communications、英國電訊(BT)及為不同大型企業提供顧問服務。麥先生擁有倫敦大學科學(榮譽)學士學位。

(除每股之金額外以百萬港元列值)

	2007	2006	2005 （重列）	2004 （重列）	2003 （重列）
綜合損益表					
收入	4,039	3,779	3,619	3,367	2,832
本公司股東應佔溢利	158	70	327	452	366
每股盈利($)	0.27	0.12	0.56	0.77	0.63
股息					
股息總額	649	70	227	309	2,315
本年度每股總額($)	0.27	0.12	0.39	0.53	0.47
每股特別現金股息($)	0.85	無	無	無	3.50
綜合資產負債表					
非流動資產	2,724	2,848	3,529	3,650	2,945
流動資產淨值	1,641	1,351	665	484	2,961
總資產減流動負債	4,365	4,199	4,194	4,134	5,906
非流動負債	(827)	(750)	(704)	(676)	(582)
少數股東權益	(27)	(23)	(23)	(21)	(20)
資產淨值	3,511	3,426	3,467	3,437	5,304
股本	58	58	58	58	58
儲備	3,453	3,368	3,409	3,379	5,246
本公司股東應佔總權益	3,511	3,426	3,467	3,437	5,304

附註： 截至2003年、2004年及2005年6月30日止3個年度各年之業績及於2003年、2004年及2005年6月30日之資產與負債已予重新編列，以反映採納香港會計師公會發出之香港會計準則第16號、香港會計準則第38號及香港財務報告準則第2號的影響。

獨 立 核 數 師 報 告 書

致**數碼通電訊集團有限公司**全體股東
(於百慕達註冊成立之有限公司)

本核數師已完成審核數碼通電訊集團有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)載於第38頁至第78頁之綜合財務報表,包括於二零零七年六月三十日之綜合及公司資產負債表、截至該日止年度之綜合損益表、綜合權益變動表及綜合現金流量表,以及主要會計政策概要及其他說明附註。

董事就財務報表須承擔之責任

貴公司董事須負責根據香港會計師公會頒布之香港財務報告準則及香港《公司條例》之披露規定編製真實與公平之該等綜合財務報表。有關責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關之內部監控,以使財務報表不存在由於欺詐或錯誤而導致之重大錯誤陳述;選擇和應用適當之會計政策;及按情況作出合理之會計估計。

核數師之責任

本核數師之責任是根據1981年百慕達公司法第90節,以本核數師之審核為基礎,對該等綜合財務報表作出意見,並僅向整體股東報告。除此以外,本核數師之報告書別無其他目的。本核數師不就本報告書之內容,對任何其他人士負責或承擔法律責任。

本核數師已根據香港會計師公會頒佈之香港審計準則進行審核。該等準則要求本核數師遵守道德規範,並規劃及執行審核,以合理確定此等財務報表是否不存在任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料之審核憑證。所選定之程序取決於核數師之判斷,包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述之風險。在評估該等風險時,核數師考慮與該公司編製及真實而公平地列報財務報表相關之內部監控,以設計適當之審核程序,但並非為對公司之內部監控之效能發表意見。審核亦包括評價董事所採用之會計政策之合適性及所作出之會計估計之合理性,以及評價財務報表之整體列報方式。

本核數師相信,本核數師所獲得之審核憑證是充足和適當地為本核數師之審核意見提供基礎。

意見

本核數師認為,根據香港財務報告準則,上述綜合財務報表足以真實而公平地反映　貴公司與　貴集團於2007年6月30日結算時之事務狀況,及　貴集團截至該日止年度之溢利及現金流量,並已按照香港《公司條例》妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港,2007年8月28日

	附註	2007 $000	2006 $000
流動通訊服務		3,146,057	2,871,065
流動電話及配件銷售		892,865	908,150
收入	6	4,038,922	3,779,215
銷售成本		(1,532,749)	(1,510,161)
其他收益	7	—	14,045
網絡成本		(614,831)	(575,249)
員工成本		(395,119)	(367,633)
銷售及推廣費用		(281,451)	(252,186)
租金及水電費用		(143,406)	(128,410)
其他經營開支		(131,007)	(143,598)
折舊、攤銷及出售虧損		(757,047)	(710,998)
經營溢利		183,312	105,025
融資收入	9	99,570	56,287
融資成本	10	(78,293)	(69,659)
除所得稅前溢利	8	204,589	91,653
所得稅開支	11 (a)	(27,664)	(7,768)
除所得稅後溢利		176,925	83,885
歸於：			
本公司股東	15	157,563	70,020
少數股東權益		19,362	13,865
		176,925	83,885
年內本公司股東應佔溢利之每股盈利 （每股以港仙列值）	17		
基本		27.1	12.0
攤薄		27.1	12.0
股息：	16		
擬派末期股息		156,387	69,935
擬派特別現金股息		492,329	—
		648,716	69,935

載於第45頁至第78頁之附註乃本綜合財務報表之組成部分。

綜合資產負債表

於2007年6月30日
（以港元列值）

	附註	2007 $000	2006 $000
非流動資產			
固定資產	18	**1,832,045**	1,924,064
聯營公司權益	20	**1,812**	1,812
金融投資	21	**58,854**	72,224
無形資產	22	**783,925**	799,959
按金及預付款項－非即期部分	24	**47,673**	44,296
遞延所得稅資產	27	**—**	5,450
		2,724,309	2,847,805
流動資產			
存貨	23	**75,066**	79,572
金融投資	21	**31,340**	660,237
應收營業賬款	24	**179,418**	151,895
按金及預付款項－即期部分	24	**82,078**	75,291
其他應收款項	24	**31,143**	30,435
現金及銀行結存	25	**2,316,455**	1,358,660
		2,715,500	2,356,090
流動負債			
應付營業賬款	26	**154,984**	158,225
其他應付款項及應計款項	26	**711,787**	663,530
即期所得稅負債	11 (c)	**31,612**	28,032
客戶按金		**31,312**	26,342
遞延收入		**79,549**	76,434
流動通訊服務牌照費負債－即期部分	28	**65,895**	52,407
		1,075,139	1,004,970
流動資產淨值		**1,640,361**	1,351,120
總資產減流動負債		**4,364,670**	4,198,925
非流動負債			
資產報廢責任		**47,587**	38,328
流動通訊服務牌照費負債－非即期部分	28	**649,809**	572,817
遞延所得稅負債	27	**129,613**	138,443
資產淨值		**3,537,661**	3,449,337
資本及儲備			
股本	29	**58,018**	58,279
儲備		**3,452,526**	3,367,263
本公司股東應佔總權益		**3,510,544**	3,425,542
少數股東權益		**27,117**	23,795
總權益		**3,537,661**	3,449,337

郭炳聯　　　　　　　　　　　　　　　黎大鈞
董事　　　　　　　　　　　　　　　　董事
2007年8月28日　　　　　　　　　　　2007年8月28日

載於第45頁至第78頁之附註乃本綜合財務報表之組成部分。

	附註	2007 $000	2006 $000
非流動資產			
於附屬公司投資	19 (a)	939,189	939,189
流動資產			
應收一間附屬公司款項	19 (b)	2,871,756	2,906,707
預付款項	24	161	173
其他應收款項	24	2,312	1,690
現金及銀行結存	25	322,917	319,957
		3,197,146	3,228,527
流動負債			
應付一間附屬公司款項	19 (c)	403,845	397,921
其他應付款項及應計款項	26	2,251	1,540
		406,096	399,461
流動資產淨值		2,791,050	2,829,066
資產淨值		3,730,239	3,768,255
股本及儲備			
股本	29	58,018	58,279
儲備		3,672,221	3,709,976
本公司股東應佔總權益		3,730,239	3,768,255

郭炳聯　　　　　　　　　　　　　　　　**黎大鈞**
董事　　　　　　　　　　　　　　　　　*董事*
2007年8月28日　　　　　　　　　　　　　2007年8月28日

載於第45頁至第78頁之附註乃本綜合財務報表之組成部分。

綜合現金流量表

截至2007年6月30日止年度
（以港元列值）

	附註	2007 $000	2006 $000
經營業務之現金流量			
除所得稅前溢利		**204,589**	91,653
就以下各項作出調整：			
折舊	18	**468,728**	483,260
無形資產之攤銷	22	**275,515**	224,611
出售固定資產之虧損（下文附註）		**12,804**	3,127
可供出售金融資產之減值虧損		**—**	12,632
融資收入		**(99,570)**	(56,287)
融資成本		**78,293**	69,659
確認以股份支付之款項		**866**	4,281
匯兌（收益）／虧損淨額		**(4,617)**	5,735
		936,608	838,671
營運資金變動			
存貨減少		**4,506**	109,528
應收營業賬款、按金、預付款項及 　其他應收款項之（增加）／減少		**(34,432)**	15,482
貿易及其他應付款項、應計款項、客戶按金及 　遞延收入之增加		**62,192**	95,744
經營業務產生之現金		**968,874**	1,059,425
已付利息		**(2)**	(78)
已付所得稅		**(27,464)**	(3,780)
經營業務產生之現金淨額		**941,408**	1,055,567
投資活動之現金流量			
購買固定資產所支付之款項		**(391,645)**	(470,546)
出售固定資產所得之款項（下文附註）		**551**	2,120
就可供出售金融資產支付之款項		**(674)**	(3,900)
流動通訊服務牌照費支付之款項		**(52,407)**	(50,000)
出售持至到期日之債務證券所得之款項	21 (b)	**660,238**	379,922
增加手機補貼		**(193,428)**	(283,598)
已收利息		**96,552**	66,997
投資活動所用之現金淨額		**119,187**	(359,005)

	附註	**2007** **$000**	2006 $000
融資活動之現金流量			
聯營公司償還貸款之所得款項		—	27,657
償還來自少數股東權益之貸款		**(9,515)**	(5,437)
購回股份支付之款項		**(22,082)**	—
根據購股權計劃發行股份所得款項		**248**	—
抵押銀行存款之(增加)／減少		**(3,663)**	6,622
向本公司股東支付股息		**(69,935)**	(116,558)
向少數股東權益支付股息		**(6,525)**	(8,155)
融資活動所用之現金淨額		**(111,472)**	(95,871)
現金及現金等價物之增加淨額		**949,123**	600,691
於7月1日之現金及現金等價物		**1,038,530**	437,673
匯率變動之影響		**4,407**	166
於6月30日之現金及現金等價物	25	**1,992,060**	1,038,530

於綜合現金流量表內，出售固定資產所得之款項包括：

	2007 **$000**	2006 $000
已出售固定資產之賬面淨值(附註18)	**13,355**	5,247
出售固定資產之虧損	**(12,804)**	(3,127)
出售固定資產所得之款項	**551**	2,120

載於第45頁至第78頁之附註乃本綜合財務報表之組成部分。

綜合權益變動表

截至2007年6月30日止年度
（以港元列值）

	股本 $000	股份溢價 $000	重估儲備 $000	資本 贖回儲備 $000	繳入盈餘 $000	僱員股份 報酬儲備 $000	外匯儲備 $000	保留溢利 $000	少數 股東權益 $000	總額 $000
						歸於本公司股東				
於2005年 7月1日	58,279	—	—	2,690	2,371,112	10,583	(3)	1,024,865	23,522	3,491,048
支付2005年之 末期股息	—	—	—	—	—	—	—	(116,558)	—	(116,558)
匯兌差額	—	—	—	—	—	—	273	—	—	273
僱員股份報酬	—	—	—	—	—	4,281	—	—	—	4,281
支付2006年之 中期股息予 少數股東權益	—	—	—	—	—	—	—	—	(8,155)	(8,155)
償還貸款	—	—	—	—	—	—	—	—	(5,437)	(5,437)
年內溢利	—	—	—	—	—	—	—	70,020	13,865	83,885
於2006年6月30日	58,279	—	—	2,690	2,371,112	14,864	270	978,327	23,795	3,449,337
於2006年 7月1日	58,279	—	—	2,690	2,371,112	14,864	270	978,327	23,795	3,449,337
支付2006年之 末期股息	—	—	—	—	—	—	—	(69,935)	—	(69,935)
匯兌差額	—	—	—	—	—	—	443	—	—	443
購回股份	(264)	—	—	264	(21,818)	—	—	(264)	—	(22,082)
發行股份	3	270	—	—	—	(25)	—	—	—	248
僱員股份報酬	—	—	—	—	—	866	—	—	—	866
金融投資之重估盈餘	—	—	17,899	—	—	—	—	—	—	17,899
償還貸款	—	—	—	—	—	—	—	—	(9,515)	(9,515)
支付2007年之 中期股息予 少數股東權益	—	—	—	—	—	—	—	—	(6,525)	(6,525)
年內溢利	—	—	—	—	—	—	—	157,563	19,362	176,925
於2007年6月30日	58,018	270	17,899	2,954	2,349,294	15,705	713	1,065,691	27,117	3,537,661

載於第45頁至第78頁之附註乃本綜合財務報表之組成部分。

	股本 $000	股份溢價 $000	資本 贖回儲備 $000	繳入盈餘 $000	保留溢利 $000	總額 $000
於2005年7月1日	58,279	—	2,690	3,110,301	701,719	3,872,989
支付2005年之末期股息	—	—	—	—	(116,558)	(116,558)
年內溢利	—	—	—	—	11,824	11,824
於2006年6月30日	58,279	—	2,690	3,110,301	596,985	3,768,255
於2006年7月1日	58,279	—	2,690	3,110,301	596,985	3,768,255
支付2006年之末期股息	—	—	—	—	(69,935)	(69,935)
購回股份	(264)	—	264	(21,818)	(264)	(22,082)
發行股份	3	270	—	—	(25)	248
年內溢利	—	—	—	—	53,753	53,753
於2007年6月30日	58,018	270	2,954	3,088,483	580,514	3,730,239

根據1981年百慕達公司法(經修訂),繳入盈餘賬乃可分派予股東。

載於第45頁至第78頁之附註乃本綜合財務報表之組成部分。

綜 合 財 務 報 表 附 註

截至2007年6月30日止年度
（以港元列值）

1 一般資料

數碼通電訊集團有限公司（「本公司」）及其附屬公司（統稱「本集團」）主要於香港及澳門從事提供流動通訊服務，以及銷售流動電話及配件。

本公司為於百慕達註冊成立之有限公司。其總辦事處及主要營業地點位於香港九龍觀塘觀塘道378號創紀之城二期31樓。

本公司之股份主要在香港聯合交易所有限公司（「香港聯交所」）上市。

本綜合財務報表以港幣千元列值（除非另有說明）。本綜合財務報表已於2007年8月28日獲董事會批准刊發。

2 主要會計政策概要

編製本綜合財務報表所採用之主要會計政策載於下文。除另有說明外，該等政策已在所有呈報年度貫徹採用。

3 編製基準

本公司之綜合財務報表乃按照香港財務報告準則編製。除若干金融資產及金融負債以公平值列賬外，綜合財務報表乃按歷史成本常規法編製。

編製符合香港財務報告準則之財務報表需要使用若干關鍵會計估算。同時需要管理層在應用本集團會計政策過程中，行使其判斷。涉及高度之判斷或高度複雜性之範圍，或涉及對綜合財務報表屬重大假設和估算之範圍，在附註4中披露。

a 採納新訂／經修訂香港財務報告準則

截至2007年6月30日止年度，本集團採納以下與其經營業務有關之新訂香港財務報告準則之準則、已頒佈準則之修訂及詮釋。

香港會計準則第21號（修訂本）	外幣匯率變動的影響－外國業務淨額投資
香港會計準則第39號（修訂本）	預測集團內公司間交易之現金流量對沖會計處理法及公平值購股權
香港會計準則第39號及 　香港財務報告準則 　第4號（修訂本）	金融工具：確認及計量及保險合約－財務擔保合約
香港財務報告準則 　－詮釋第4號	釐定一項協定是否包含租賃
香港（國際財務報告準則詮釋 　委員會）－詮釋第8號	香港財務報告準則第2號之範圍
香港（國際財務報告準則詮釋 　委員會）－詮釋第9號	內在衍生工具重估

3 編製基準（續）

a 採納新訂／經修訂香港財務報告準則（續）

採納經修訂香港會計準則第21、39號，香港財務報告準則第4號，香港財務報告準則詮釋第4號及香港（國際財務報告準則詮釋委員會）詮釋第8及第9號對本集團之會計政策並無構成重大轉變。總括而言：

- 香港會計準則第21號之修訂本乃有關同系附屬公司之貸款可被視為外地業務淨投資之一部分，因此由該等貸款產生之匯兌差額應直接記錄。

- 香港會計準則第39號及香港財務報告準則第4號之修訂本對財務擔保合約規定須確認根據香港會計準則第39號發出之財務擔保之公平值，惟該實體之前已確定其視該等合約為保險合約則除外。

- 香港會計準則第39號之修訂本對預測集團內公司間交易之現金流量對沖會計處理作出特別允准，就預測極有可能進行之集團內公司間交易之外滙風險，於綜合財務報表內採納對沖會計處理，惟該交易須以進行交易實體之功能貨幣以外之貨幣列值及外幣風險將影響綜合溢利或虧損。

- 香港會計準則第39號之修訂本對公平值選擇與原先之香港會計準則第39號比較下，限制不可利用香港會計準則第39號之公平值選擇之情況。

- 香港財務報告準則詮釋第4號考慮有關若干供應安排是否應根據香港會計準則第17號「租賃」同時由出租人及承租人確認之問題。

- 香港（國際財務報告詮釋委員會）－詮釋第8號規定凡涉及發行權益工具之交易－當中所收取之可識別代價低於所發行權益工具之公平值－必須確定其是否屬於香港財務報告準則第2號之範圍。

- 香港（國際財務報告詮釋委員會）－詮釋第9號規定機構須於首次成為合約一方時，評估是否需要將嵌入式衍生工具從主要合約中區分出來，並作衍生工具入賬。除非合約條文出現變更，重大影響合約所需之現金流（在此情況下須進行重估），否則不得重新進行評估。

本集團並無提早採納以下已頒佈但於2007年7月1日或之後開始之會計期間或較後期間須遵守之新準則及現有準則之修訂及詮釋：

香港會計準則第1號（修訂本）	財務報表之呈列－資本披露[1]
香港會計準則第23號	經修訂－借貸成本[2]
香港財務報告準則第7號	金融工具：披露[1]
香港財務報告準則第8號	經營分類[2]
香港（國際財務報告準則詮釋委員會） 　－詮釋第10號	中期財務報告及減值[3]
香港（國際財務報告準則詮釋委員會） 　－詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易[4]

[1] 自2007年月1月1日或之後開始之年度期間生效。
[2] 自2009年月1月1日或之後開始之年度期間生效。
[3] 自2006年月11月1日或之後開始之年度期間生效。
[4] 自2007年月3月1日或之後開始之年度期間生效。

3　編製基準 (細)

b　綜合賬目

綜合財務報表包括本公司及其所有附屬公司截至6月30日之財務報表。

附屬公司指本集團有權控制其財務及營運政策之實體，一般附帶超過半數投票權之股份。

附屬公司由控制權轉移到本集團當日起全面綜合計算，並於控制權終止當日起不再綜合計算。

集團內公司間之交易、交易結餘及交易之未實現收益予以抵銷。未變現虧損亦會抵銷，惟會視為已轉讓資產減值之減值指標。附屬公司之會計政策已按需要作出更改，以確保與本集團採用之政策符合一致。

出售一間附屬公司之收益或虧損，指銷售收益與本集團所佔其淨資產之差額，連同任何先前未於綜合損益表中扣除或確認之未攤銷或已撥入儲備之商譽，以及任何有關之累計外幣匯兌儲備。

少數股東權益指外界股東於經營業績及附屬公司之資產淨額中之權益。

本公司之資產負債表中，於附屬公司之投資乃按成本扣除減值虧損撥備列賬。附屬公司業績由本公司按已收及應收之股息入賬。

c　聯營公司

聯營公司指一間本集團對其有重大影響力而無控制權之實體，通常附帶有20％至50％投票權之股權。於聯營公司之投資以權益會計法入賬，並按成本作初步確認。

本集團應佔收購後聯營公司之溢利或虧損於綜合損益表內確認，而應佔收購後儲備之變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。倘本集團應佔一間聯營公司之虧損相等於或超過其於該聯營公司之權益，包括任何其他無抵押應收款項，則本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易之未實現收益按本集團於聯營公司權益之數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司之會計政策已按需要作出更改，以確保與本集團採用之政策符合一致。

本公司之綜合資產負債表中，於聯營公司投資乃按成本扣除減值虧損撥備列賬。聯營公司之業績由本公司按已收及應收股息入賬。

3 編製基準 *(續)*

d 分部報告

業務分部指從事提供產品或服務之一組資產和業務，其產品或服務風險和回報與其他業務分部不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務風險和回報與於其他經濟環境中營運之分部不同。

e 外幣換算

(i) 功能及呈報貨幣

本集團各實體之財務報表所列項目均採納該實體經營所在之主要經濟環境之通用貨幣（「功能貨幣」）為計算單位。綜合財務報表以港元列值，而本公司之功能及列賬貨幣均為港元。

(ii) 交易及結餘

外幣交易乃按交易當日之匯率兌換為功能貨幣。因上述交易結算及按結算日匯率兌換以外幣列值之貨幣資產及負債而產生之匯兌損益，均列入綜合損益表。

以外幣為單位及被分類為可供出售證券之貨幣證券之公平值變動將在其證券攤銷成本變動產生之匯兌差額及其他證券賬面值變動之間予以分析。匯兌差額會在損益表內確認，而其他賬面值之變動則在權益賬中確認。

非貨幣金融資產及負債之匯兌差額均列作公平值收益或虧損之部份。非貨幣金融資產之匯兌差額（如歸類為可供出售金融資產之股本工具等）則列入權益賬之公平值儲備。

(iii) 集團公司

所有功能貨幣與呈報貨幣不一致之集團實體（全部均無極高通脹經濟體系之貨幣），其業績及財務狀況均以下列方式換算為呈報貨幣：

a. 於各結算日，在各綜合資產負債表所呈列之資產及負債均按該結算日之收市匯率換算；

b. 各綜合損益表之收入及開支均按平均匯率換算（除非該平均匯率不足以合理地估計交易當日通行匯率之累計影響，如屬這種情況，收入及開支則於交易當日換算）；及

c. 所有因此而產生之匯兌差額會分開確認為權益之個別組成部分。

在綜合賬目時，因換算於海外業務之投資淨額、借貸及折算被指定為該等投資之其他貨幣工具而產生之匯兌差額均計入本公司股東權益內。當出售海外業務時，有關匯兌差額於綜合損益表內確認為出售之部分收益或虧損。

3　編製基準 (續)

f　無形資產

無形資產在綜合資產負債表內以成本減累計攤銷(倘估計可使用年期並非無限期)再減去減值虧損(如附註3(i)所述)後列賬。

(i)　流動通訊服務牌照費

流動通訊傳送者牌照，給予於香港建立及維持電訊網絡及提供流動通訊服務之權利，被列為無形資產。獲頒第三代流動通訊服務牌照(「3G牌照」)，全球流動通訊系統牌照(「GSM牌照」)及個人通訊服務牌照(「PCS牌照」)續牌後，所產生之成本(即15年牌照期間應付最低年費之貼現值及籌備資產作擬定用途而直接應佔之成本)與相關責任一併入賬。攤銷乃於資產可作擬定用途當日起計之剩餘牌照期間以直線法計提撥備。

貼現值與最低年費付款總額之差額為融資實際成本，因此，該差額於資產可作擬定用途前之期間撥充作資本，列為無形資產之一部分，與附註3(o)所載之借貸成本政策相符。於資產可作其擬定用途當日後，有關融資成本將於其產生年度於綜合損益表扣除。

除最低年費外，浮動年費(如有)將於產生時在綜合損益表確認。

(ii)　手機補貼

向客戶提供之手機補貼予以遞延，以直線法於最短可執行合約期內攤銷。倘客戶於最短可執行合約期完結前終止合約，未攤銷之手機補貼會於終止合約時撇賬。

g　固定資產

固定資產以歷史成本扣除累積折舊及累積減值虧損後列賬。歷史成本包括收購該等項目直接產生之開支。

其後成本只有於與該項目之相關未來經濟利益有可能流入本集團時，而該項目之成本能可靠計算時，相關成本方能計入資產之賬面值或確認為獨立資產(如適用)。所有其他維修及保養費用均在其產生之財務期間內於綜合損益表支銷。

固定資產之折舊按估計可使用年期，以直線法將其成本攤銷至其剩餘價值計算。所採用之主要每年折舊率如下：

租賃物業裝修	按租賃年期
網絡及測試設備	10%-50%
電腦、發單及辦公室電話設備	20%-33 1/3%
其他固定資產	20%-33 1/3%

網絡之成本包括數碼流動無線電話網絡資產及設備之購入成本。網絡之折舊從其啟用之日期起開始計算。

3　編製基準（續）

g　固定資產（續）

在建造網絡之任何部分，包括其中之設備，均並無作出折舊撥備。

其他固定資產包括汽車、設備、傢具及裝置。

資產之賬面值及可使用年期均會於各結算日予以檢討，並作出調整（如適用）。

倘若資產賬面值高於其估計可收回金額，資產賬面值會即時撇減至其可收回金額（附註3(i)）。

出售之損益按出售所得款項與賬面值之比較釐定，並計入綜合損益表。

h　租賃資產

由承租人承擔所有權之絕大部分相關風險及報酬之資產租賃，歸類為融資租賃。出租人並未轉讓所有權之全部相關風險及報酬之資產租賃，則歸類為經營租賃。

(i)　以融資租賃購入之資產

倘本集團以融資租賃獲得資產使用權，會以相當於租賃資產公平值，或最低租賃付款額之現值（以較低之數額）列為固定資產，而相應負債（扣除融資費用）則列為融資租賃承擔。租賃付款隱含之融資成本於租賃期內計入綜合損益表，以於各會計期間餘下負債產生固定之費用比率。

以融資租賃持有之資產按資產之估計可使用年期或租約期（以兩者之較短者）計算折舊。減值虧損根據附註3(i)所載之會計政策入賬。

(ii)　經營租賃費用

倘本集團根據經營租賃使用資產，則租金付款會於租賃期間內按直線法於綜合損益表扣除，除非有其他計算基準可更有代表性地計算來自租賃資產之收益模式。所收取之租賃獎勵金於綜合損益表中確認，作為租金淨付款總額之一部分。

i　非金融資產減值

並無可使用年期之資產毋須攤銷，惟須至少每年評估減值，且於發生若干事件或情況有變，而顯示賬面值未必可收回時，亦須評估該資產之減值。至於須作攤銷之資產，則於發生若干事件或情況有變，而顯示賬面值未必可收回時，進行減值檢討。減值虧損按資產之賬面值超出可收回金額之差額確認。可收回金額為資產之公平值減出售成本或使用價值（以兩者之較高者）計算。為方便評估減值，資產按可分開辨認之現金流量（現金產生單位）之最低水平分類。除商譽以外，金融資產出現減值跡象，則須於每個報告日期審查其可能出現之減值撥回。

3 編製基準 (續)

j 金融資產

本集團將其金融資產分為以下類別：貸款及應收款項、持至到期日之債務證券及可供出售金融資產。分類乃視乎購入金融資產之目的而定。管理層於初步確認時決定其金融資產分類，並於各報告日期重新評估該分類。

(i) 貸款及應收款項

貸款及應收款項為並非於交投活躍市場報價而具備固定或可釐定款項之非衍生工具金融資產。此等款項包括於流動資產內，惟不包括到期日為結算日起計12個月後者。該等款項會列作非流動資產。貸款及應收款項於綜合資產負債表以「應收營業及其他應收款項」列賬（附註3(l)）。

(ii) 持至到期日之債務證券

持至到期日之債務證券指有固定或可釐定之付款金額，有固定到期日且本集團管理層有明確意向及能力持有至到期日之非衍生工具金融資產。倘若本集團出售持至到期日之金融資產（除數目小外），則整個類別將會更改，並將重新歸類為可供出售金融資產。持至到期日之金融資產乃列入非流動資產，惟到期日少於結算日起計12個月者則列為流動資產。

(iii) 可供出售金融資產

可供出售金融資產為指定於此類別或不列入其他類別之非衍生工具。除非管理層有意於結算日期起計12個月內將有關投資出售，否則應列入非流動資產。

定期投資買賣乃於交易日（即本集團承諾買賣該資產當日）確認。就所有並非按公平值列入損益表之金融資產，其初步投資額按公平值加交易成本確認。當收取該等投資現金流益之權利已到期或已轉讓，或本集團已大致上將擁有權之所有風險及回報轉移，則會終止確認該等投資。可供出售金融資產其後按公平值列賬。貸款及應收款項及持有至到期日之債務證券均以實際利率法按攤銷成本列賬。

以外幣列值並分類為可供出售之貨幣證券之公平值變動，會按因證券之攤銷成本變動及證券賬面值之其他變動所產生之匯兌差額予以分析。匯兌差額於綜合損益表確認，而賬面值之其他變動則在權益賬確認。分類為可供出售之貨幣證券及分類為可供出售之非貨幣證券之公平值變動均於權益賬確認。

倘分類為可供出售之證券售出或出現減值時，其於權益賬確認之累計公平值調整將以「投資證券之收益及虧損」計入綜合損益表。按實際利息法計算之可供出售證券利息，於綜合損益表確認。於本集團確立收款之權利時，可供出售股本工具之股息於綜合損益表確認。

3 編製基準（續）

j 金融資產（續）

(iii) 可供出售金融資產（續）

報價投資之公平值乃根據現行買盤價計算。倘某金融資產之市場並不活躍，及就非上市證券而言，本集團會採用估值技巧釐定公平值，該等技巧包括採納近期市場交易、參考其他大致相同之工具、現金流量貼現分析及購股權定價模式，並盡量使用市場數據及盡量減少依賴實體之特定數據。

本集團於各結算日評估是否有客觀證據證明某金融資產或某組金融資產出現減值。就分類為可供出售金融資產之股本證券而言，在決定有關證券有否減值時，須考慮該證券之公平值有否大幅或長期下跌至低於其成本：倘有任何有關證券出現減值之證據，累計虧損（按購入成本與現行公平值之差額，減過往曾於綜合損益表中確認之任何減值虧損）會自權益賬扣除並於綜合損益表確認。於綜合損益表確認之股權工具減值虧損不能從綜合損益表中撥回。貿易應收賬款之減值檢測載於附註3(l)。

k 存貨

存貨包括手機及配件，乃以成本及可變現淨值之較低者列賬。成本以加權平均數基準計算。可變現淨值乃按於日常業務過程中之預期銷售價，減適用之變動銷售費用。

l 應收營業及其他應收款項

應收營業及其他應收款項初步按公平值確認，其後以實際利率法按已攤銷成本減任何減值撥備計算。應收營業及其他應收款項之減值撥備，於出現客觀證據顯示本集團將無法按應收款項之原有條款收回所有到期金額時確立。債務人出現嚴重財政困難、債務人可能會破產或進行財務重組，以及拖欠或懈怠付款，均被視為應收營業賬款已減值之指標。撥備金額為資產賬面值與估計未來現金流量之現值（按實際利率貼現計算）間之差額。撥備金額於綜合損益表之「其他經營開支」中確認。

m 現金及現金等價物

於現金流量表中，現金及現金等價物包括現金存款、手頭現金、存放於銀行及其他財務機構之活期存款，以及短期而流動性極高之投資項目。該等投資必須易於轉換為已知之現金數額，價值變動風險極小及於購入後3個月內到期。現金及現金等價物亦包括須於通知時償還並構成本集團現金管理一部分之銀行透支。銀行透支乃列入綜合資產負債表中流動負債下之借貸內。

n 股本

普通股乃歸類為權益。

與發行新股或購股權直接相關之遞增成本於扣除稅項後於權益中列為所得款項之減項。

3 編製基準 *(續)*

o 借貸

借貸初步按公平值扣除所產生交易成本確認。交易成本為收購、發行或出售金融資產或金融負債時直接產生之遞增成本，包括向代理商、顧問、經紀及交易商支付之費用及佣金、監管機構及證券交易所之徵費及過戶登記稅項及稅款。借貸其後按攤銷成本列賬；所得款項（扣除交易成本）與贖回價值間之任何差額則於借貸期內按實際利率法於綜合損益表中確認。

除非本集團擁有無條件權利，可延遲償還負債至結算日後至少12個月或以上，否則借貸應歸類為流動負債。

p 遞延所得稅

遞延所得稅採用負債法就資產與負債之稅基與其在賬務報表之賬面值兩者之暫時差額作全數撥備。然而，倘遞延所得稅乃因進行一項不影響會計或應課稅溢利或虧損之交易時，初步確認該項交易（業務合併除外）之資產或負債而產生，則遞延所得稅不予入賬。遞延所得稅以於結算日已頒佈或實質上已頒佈，及預期於相關遞延所得稅資產變現或遞延所得稅負債清償時適用之稅率（及稅法）釐定。

遞延稅項資產之確認，以估計未來有足夠應課稅溢利扣減暫時差額為限。

遞延所得稅乃就附屬公司及聯營公司投資產生之暫時差額而撥備，惟倘本集團可以控制暫時差額之撥回時間及暫時差額可能在可見未來不會撥回則除外。

q 撥備

當本集團因過往事件而須負上現時之法律或推定責任，很可能需要消耗資源以履行責任，及有關金額能可靠估計時，會確認撥備。未來營運虧損不予確認撥備。

如有多項類似責任，於釐定其需流出資源以結清責任之可能性時，會整體考慮該責任類別。即使在同一責任類別所包含之任何一個項目相關之資源流出之可能性極低，仍須確認撥備。

撥備乃按預期需用作清償責任開支以稅前比率計算之現值衡量，其反映當時市場對金錢之時間值及該責任之特定風險評估。因時間之流逝而增加之撥備確認為利息開支。

3 編製基準 *(續)*

r 僱員福利

(i) **僱員之假期福利**

僱員之年假權益於僱員應獲得假期時確認。截至結算日止，就僱員已提供服務而產生之年假之估計負債作出撥備。

僱員之病假、產假、陪產假及婚假福利於其休假時方予確認。

(ii) **花紅計劃**

本集團按照特定計算方法就花紅確認負債及開支，該計算方法已考慮本公司股東應佔溢利並作出若干調整。於出現合約責任或過往慣例引致推定責任時，本集團即確認撥備。

(iii) **退休福利**

本集團為其僱員設有已界定供款退休計劃（包括強制性公積金），其資產一般由獨立信託管理基金持有。有關計劃一般由本集團相關公司供款撥付。

已界定供款計劃包括香港強制性公積金計劃條例規定作出強制性供積金之供款，於產生時在綜合損益表內確認為支出。

(iv) **股份報酬**

本集團設有一項以股權結算，以股份報酬之計劃。就僱員提供服務而授予之購股權之公平值確認為開支。將於歸屬期內列作開支之總金額乃參考所授予購股權之公平值釐定（不包括任何非市場性質之歸屬條件所產生之影響，如盈利能力及銷售額增長指標）。在假定預期可予以行使之購股權數目時，亦連同非市場性質之歸屬條件一併考慮。於各結算日，該實體調整對預期可予以行使之購股權數目所作之估計，並在綜合損益表確認調整原來估計所產生之影響（如有），及於餘下歸屬期內對股本作出相應調整。

已收款項（扣除任何直接應計交易成本）在行使購股權時撥入股本（面值）及股份溢價。

s 或然資產及負債

或然資產指因已發生事件而可能產生之資產，此等資產僅須就某一宗或多宗事件會否發生才能確認，而本集團並不能完全掌控該（等）事件。

或然資產不會獲確認，但會於可能出現經濟利益流入時，在財務報表附註中披露。於實質確定可產生經濟效益時，有關資產方獲確認為資產。

或然負債指因已發生事件而可能引起之責任，此等責任需就某一宗或多宗事件會否於未來發生才能確認，而本集團並不能完全控制該等未來事件會否實現。或然負債亦可能是因已發生事件所引起之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠地衡量而未有入賬。

或然負債不會獲確認，但會在財務報表附註中披露。倘消耗資源之可能性改變導致可能出現資源消耗，此等負債將被確認為撥備。

3 編製基準 (續)

t 收入確認

收入包括本集團於日常業務過程中出售貨品之已收或應收代價之公平值。收入在扣除退貨及折扣，以及對銷集團內部銷售後列示。

收入於綜合損益表確認如下：

(i) 銷售貨品

銷售貨品之收入在擁有權之風險及報酬已轉移至買家時，即於貨品付運至客戶及所有權轉移，以及合理確保有關應收款項可收回時予以確認。

(ii) 流動通訊服務

來自流動通訊服務之收入乃按本集團之流動通訊網絡及設備之用量計算，並於提供服務時確認。而標準服務計劃預先發單之流動電話服務收入則予以遞延，並包括在遞延收入內。

(iii) 利息收入

利息收入採納實際利率法按時間比例基準確認。倘應收款項出現減值，本集團會將賬面值減至其可收回款額，即估計未來現金流並按該工具之原定實際利率貼現之數額，並繼續解除貼現作為利息收入。

(iv) 股息收入

股息收入乃於收取權確立後確認。

u 股息分派

當本公司股東批准股息之期間，向本公司股東分派之股息於本集團財務報表內確認為負債。

v 關連人士

就該等財務報表而言，倘本集團有權直接或間接控制某方，或可對某方之財務及營運決策發揮重大影響力(或其對本集團之財務和營運決策發揮重大影響力)，或相反，倘本集團及某方均受共同控制或共同重大影響，則此等人士會被視為關連人士。關連人士可為個人或其他實體。

4 主要會計估計及判斷

估計及判斷乃根據過往經驗及其他因素持續進行評估，該等因素包括在若干情況下對未來事項之合理預測。

本集團對未來作出估計及假設，而就此得出之會計估計在定義上與有關實際結果不盡相同。下文討論有相當大機會導致下一財政年度資產及負債賬面值須作出重大調整之估算和假設：

a 固定資產之可使用年期

網絡業務所使用之固定資產雖較為耐用，但卻可能會遇上技術過時之問題。年度折舊開支容易受到本集團估計各類固定資產之經濟可使用年期之影響而變動。管理層會每年進行檢討，以評估其對有關估計經濟可使用年期是否恰當。有關檢討已考慮技術變更、預期經濟使用率及有關資產之實際狀況。可使用年期乃於購入時經考慮未來技術變更、業務發展及本集團策略後作出估計。倘情況或事件發生任何不可預見之逆轉，則本集團會評估是否須縮短可使用年期及／或作出減值撥備。不可預見逆轉之有關情況或事件之證據，包括預測經營業績下降、行業或經濟趨勢逆轉及技術發展迅速。

b 資產報廢責任

本集團定期評估及確認於租約屆滿時復修租賃物業所產生之固定資產及責任之公平值。在確立資產報廢責任之公平值時，已應用估計及判斷而釐定該等未來現金流量及貼現率。管理層根據租賃物業之種類、延續租賃年期之可能性及修復成本等若干假設估計未來現金流量，而所使用之貼現率乃參照本集團資本之歷史加權平均成本而定。

c 遞延所得稅

本集團按照負債法，就資產及負債之稅基與彼等於綜合財務報表內賬面值兩者間所產生之暫時差額作出全數遞延所得稅撥備。遞延所得稅以結算日前已頒佈或實際頒佈之稅率釐定。遞延所得稅資產乃就有可能將未來應課稅溢利與可動用之暫時差額抵銷而確認。除暫時差額撥回時間可予控制及暫時差額於可見將來將不會撥回外，遞延所得稅須就固定資產折舊而產生之暫時差額予以撥備。

d 資產減值

於各結算日，本集團均對固定資產及無形資產進行減值評估。

管理層需要判斷資產減值，尤其是評估：(1)是否已發生可能影響資產價值之事件；(2)按適當比率估計未來之現金流量經折算後之淨現值能否支持該項資產之賬面值；及(3)是否使用適當比率折算現金流量。管理層改變用以確定減值程度（如有）之假設（包括現金流量預測中採用之折現率或增長率假設），足以影響本集團呈報之財務狀況及營運業績。

4   主要會計估計及判斷 *(續)*

e   確認無形資產─流動通訊服務牌照費

於釐定使用電訊牌照之權利涉及之最低年費及專利費之公平值時，所使用之折算率乃管理層估計之指標性遞增借貸率。

更改用以釐定公平值之折算率，對本集團呈報之財務狀況及營運業績可構成重大影響。

為計算無形資產，本集團採用香港會計準則第39號「金融工具：確認及計量」，確認最低年費及專利費，原因是該等項目構成交收現金之合約責任，故應視為金融負債。

5   財務風險管理

信貸及市場風險乃於本集團日常業務過程中產生。本集團之財務管理政策及慣例控制該等風險，概述如下：

a   信貸風險

本集團之信貸風險主要來自應收營業及其他應收款項。管理層已採取政策對該等信貸風險實施持續監控。

本集團給予之信貸期平均為發票日期起計30日。出售予客戶之貨品及服務主要以現金或透過主要信用卡結算，本集團並無就任何個別債務人承擔重大風險。

b   市場風險

市場風險主要包括本集團經營活動中產生之外幣風險。本集團並無面臨任何重大市場風險。

c   公平值估計

並非於交投活躍市場買賣之金融工具之公平值，乃根據於各結算日可取得之最近期財務資料而釐定。金融資產之賬面值、應收營業賬款及應付營業賬款乃假定與其公平值相若。

6 分類呈報

本集團超過90％之收入及經營溢利乃來自其流動通訊業務，故本財務報表並無呈列按業務分類之分析。

分類資料以地區分類作為主要呈報方式。本集團按地區分類之資料分析如下：

	截至2007年6月30日止年度			
	香港 $000	澳門 $000	對銷 $000	綜合 $000
收入	3,848,779	215,572	(25,429)	4,038,922
經營溢利	106,566	76,425	321	183,312
融資收入				99,570
融資成本				(78,293)
除所得稅前溢利				204,589
所得稅開支				(27,664)
除所得稅後溢利				176,925
分類資產	5,227,723	120,080	—	5,347,803
分類負債	(1,713,032)	(27,891)	—	(1,740,923)
固定資產添置	362,940	26,718	—	389,658
無形資產添置	258,520	961	—	259,481
折舊	451,738	16,990	—	468,728
攤銷	274,679	836	—	275,515
出售固定資產之虧損	12,757	47	—	12,804
應收營業賬款之減值虧損	11,251	268	—	11,519
存貨之減值虧損／（撥回減值虧損）	8,174	(2)	—	8,172

6 分類呈報 *(續)*

	香港 $000	截至2006年6月30日止年度 澳門 $000	對銷 $000	綜合 $000
收入	3,613,226	189,329	(23,340)	3,779,215
經營溢利	50,736	53,968	321	105,025
融資收入				56,287
融資成本				(69,659)
除所得稅前溢利				91,653
所得稅開支				(7,768)
除所得稅後溢利				83,885
分類資產	4,359,369	104,803	—	4,464,172
分類負債	(1,567,959)	(20,124)	—	(1,588,083)
固定資產添置	347,188	12,040	—	359,228
無形資產添置	329,997	863	—	330,860
折舊	466,822	16,438	—	483,260
攤銷	223,535	1,076	—	224,611
出售固定資產之虧損	2,958	169	—	3,127
應收營業賬款之減值虧損	12,637	275	—	12,912
存貨之減值虧損／(撥回減值虧損)	(8,097)	176	—	(7,921)

分類資產主要由固定資產、無形資產、存貨、應收款項及經營現金組成，並不包括於一間聯營公司權益、金融投資及遞延所得稅資產。

分類負債包括經營負債，不包括即期所得稅負債及遞延所得稅負債。

7　其他收益

	2007 $000	2006 $000
回撥先前撇銷之若干資產	—	14,045

於截至2006年6月30日止年度，本集團就收回於過往年度撇銷之若干其他資產而確認之其他收益達$14,045,000。

8　除所得稅前溢利

除所得稅前溢利已計入及扣除下列項目：

	2007 $000	2006 $000
銷售貨品成本	880,731	886,467
攤銷		
手機補貼	212,231	166,209
流動通訊服務牌照費	63,284	58,402
折舊		
自置固定資產	389,338	377,522
租賃固定資產	79,390	105,738
土地及樓宇、收發站及專線之經營租約租金	560,166	510,305
核數師酬金	1,480	1,632
出售固定資產之虧損	12,804	3,127
匯兌（收益）／虧損淨額	(4,445)	6,220
已界定供款計劃（計入員工成本內）之供款＊（附註14）	19,412	17,328

＊　　已扣除沒收供款$3,403,000（2006：$3,078,000）。

9　融資收入

	2007 $000	2006 $000
債務證券之利息收入		
上市	1,354	7,637
非上市	1,502	16,795
	2,856	24,432
銀行及其他財務機構存款之利息收入	94,060	29,261
遞增收入	2,654	2,594
	99,570	56,287

遞增收入乃指租賃按金隨著時間過去而產生之變動，並以年初租賃按金金額按利息分攤法計算。

10 融資成本

	2007 $000	2006 $000
遞增開支		
資產報廢責任	1,457	3,559
流動通訊服務牌照費負債(附註28)	76,834	66,022
其他借貸成本	2	78
	78,293	69,659

遞增開支乃指資產報廢責任及流動通訊服務牌照費負債隨著時間過去而產生之變動,並以年初負債金額按利息分攤法計算。

11 所得稅開支

香港利得稅乃按年內估計應課稅溢利依稅率17.5%(2006:17.5%)提撥準備,海外溢利之所得稅則按照年內估計應課稅溢利依本集團經營業務地區之現行稅率計算。

a 計入綜合損益表之所得稅開支指:

	2007 $000	2006 $000
即期所得稅		
香港利得稅	21,892	19,488
海外稅項	9,152	5,369
遞延所得稅(附註27)	(3,380)	(17,089)
	27,664	7,768

b 按香港稅率就所得稅開支與會計溢利之對賬:

	2007 $000	2006 $000
除所得稅前溢利	204,589	91,653
除所得稅前溢利之名義稅項,按香港稅率17.5% (2006:17.5%)	35,803	16,039
其他國家不同稅率之影響	(3,948)	(4,308)
不可扣稅之開支	72	4,062
毋須課稅之收入	(17,785)	(12,296)
未有確認遞延所得稅資產之稅項虧損	66	15
動用先前未確認之稅項虧損	(11,015)	(8,469)
確認先前未確認之稅項虧損	—	(5,450)
上年度準備不足額	124	—
未確認之暫時差額	24,347	18,175
所得稅開支	27,664	7,768

11 所得稅開支(續)

c 綜合資產負債表內之即期所得稅負債：

	2007 $000	2006 $000
香港利得稅	19,235	19,705
海外稅項	12,377	8,327
	31,612	28,032

12 董事酬金

年內應付本公司董事之酬金總額詳情如下：

	2007 $000	2006 $000
非執行董事		
袍金	1,300	1,292
執行董事		
袍金	160	160
薪金及津貼	11,173	9,762
花紅	1,026	3,980
退休金計劃供款	895	631
	13,254	14,533
	14,554	15,825

於截至2006年及2007年6月30日止年度，概無董事：

* 就有關彼等為本集團之服務收取本公司之最終控股公司新鴻基地產發展有限公司(「新鴻基地產」)發出之任何酬金；

* 放棄收取酬金之任何權利；或

* 收取作為吸引彼等加入本集團或離職之任何補償金額。

除以上酬金外，董事根據本公司之購股權計劃獲授購股權。有關此等實物福利之詳情已於董事報告書「購股權計劃」一節及附註30內披露。

12 董事酬金(續)

董事酬金之分佈範圍如下：

	2007 董事數目	2006 董事數目
$0 – $1,000,000	11	11
$3,500,001 – $4,000,000	—	1
$4,000,001 – $4,500,000	1	—
$8,500,001 – $9,000,000	1	—
$10,500,001 – $11,000,000	—	1
	13	13

本年度現任及前任董事之酬金詳情如下(按姓名排列)：

	2007					2006
	袍金 $000	薪金及津貼 $000	花紅 $000	退休金 計劃供款 $000	總額 $000	總額 $000
執行董事						
黎大鈞先生	80	7,706	518	561	8,865	10,765
陳啟龍先生	80	3,467	508	334	4,389	3,768
非執行董事						
郭炳聯先生	100	—	—	—	100	100
黎浩佳先生[1]	60	—	—	—	60	80
黃奕鑑先生	200	—	—	—	200	200
蘇承德先生	80	—	—	—	80	80
張永銳先生	80	—	—	—	80	80
潘毅仕先生	80	—	—	—	80	80
容永忠先生[2]	20	—	—	—	20	—
李家祥博士，太平紳士*	200	—	—	—	200	200
吳亮星先生，太平紳士*	200	—	—	—	200	200
楊向東先生*	80	—	—	—	80	80
顏福健先生*[3]	200	—	—	—	200	106
Sachio Semmoto博士*[4]	—	—	—	—	—	86
	1,460	**11,173**	**1,026**	**895**	**14,554**	15,825
2006	1,452	9,762	3,980	631		

* 獨立非執行董事

[1] 於2007年4月4日辭任

[2] 於2007年4月4日獲委任

[3] 於2005年12月1日獲委任

[4] 於2005年11月4日退任

13 5名最高薪人士

5名最高薪人士中，2名（2006：2名）為董事，其薪金已於附註12披露。其餘3名（2006：3名）人士之酬金總額如下：

	2007 $000	2006 $000
薪金及津貼	7,242	6,661
花紅	765	746
退休金計劃供款	653	596
	8,660	8,003

除以上酬金外，本公司根據本公司購股權計劃向3名最高薪人士授出購股權。該等實物福利之詳情已於董事報告書「購股權計劃」一節及附註30內披露。

3名（2006：3名）最高薪人士之薪酬分佈範圍如下：

	2007 僱員人數	2006 僱員人數
$2,000,001 – $2,500,000	2	2
$3,500,001 – $4,000,000	—	1
$4,000,001 – $4,500,000	1	—
	3	3

14 僱員退休福利

本集團為其僱員參與兩項界定供款之退休計劃，包括職業退休計劃及強制性公積金計劃（「強積金計劃」）（兩項計劃統稱為「該等計劃」）。該等計劃之資產與本集團之資產乃分開持有，並由獨立管理基金公司保管。

本集團及僱員向職業退休計劃作出之供款，乃根據僱員底薪及指定百分比計算。僱員於可全數獲取僱主供款前離職而被沒收之供款，可用以抵銷本集團之應繳供款。於2006年及2007年6月30日，所有於職業退休計劃中僱員被沒收之供款，已用以抵銷本集團之應繳供款。

強積金計劃乃於2000年12月根據香港強制性公積金計劃條例設立，本集團之僱員可選擇參加強積金計劃。本集團及僱員均須按僱員有關月薪之5%向計劃供款，計算供款之月薪上限為$20,000。供款一經付予強積金計劃，即全屬僱員所有。

15 本公司股東應佔溢利

本公司股東應佔綜合溢利包括一筆已列入本公司財務報表之$53,753,000（2006：$11,824,000）。

16 股息

	2007 $000	2006 $000
擬派末期股息，每股$0.27（2006：$0.12）（附註a）	156,387	69,935
擬派特別現金股息，每股$0.85（2006：無）（附註b）	492,329	—
	648,716	69,935

a 於2007年8月28日舉行之會議上，董事建議派發每股$0.27之末期股息。此項擬派股息並無於該等財務報表內列為應付股息，惟將列作截至2008年6月30日止年度之保留溢利分派。

b 於2007年8月28日舉行之會議上，董事建議派發每股$0.85之特別現金股息。此項擬派特別現金股息並無於該等財務報表內列為應付股息，惟將列作截至2008年6月30日止年度之保留溢利分派。

17 每股盈利

每股基本及攤薄盈利是根據本集團之股東應佔溢利$157,563,000（2006：$70,020,000）計算。

每股基本盈利為按照年內已發行股份之加權平均數582,016,324股（2006：582,791,428股）計算。每股攤薄盈利乃根據582,063,916股（2006：582,889,237股）計算，此股數乃包括年內已發行股份之加權平均數，及如全部購股權獲悉數行使時被視為將以零代價予發行股份之加權平均數47,592股（2006：97,809股）計算。

18 固定資產

	租賃 物業裝修 $000	網絡及 測試設備 $000	電腦、發單 及辦公室 電話設備 $000	其他 固定資產 $000	在建網絡 $000	總額 $000
於2005年6月30日						
成本	209,817	3,872,571	514,903	63,388	423,204	5,083,883
累計折舊	(162,747)	(2,380,266)	(439,103)	(48,728)	—	(3,030,844)
賬面淨值	47,070	1,492,305	75,800	14,660	423,204	2,053,039
截至2006年6月30日止年度						
年初賬面淨值	47,070	1,492,305	75,800	14,660	423,204	2,053,039
匯兌差額	108	—	143	53	—	304
添置	24,978	5,109	48,528	5,194	275,419	359,228
重新分類	—	482,285	—	—	(482,285)	—
出售	(692)	(3,296)	(219)	(352)	(688)	(5,247)
折舊	(31,175)	(409,181)	(33,784)	(9,120)	—	(483,260)
年末賬面淨值	40,289	1,567,222	90,468	10,435	215,650	1,924,064
於2006年6月30日						
成本	224,431	4,317,822	558,012	62,207	215,650	5,378,122
累計折舊	(184,142)	(2,750,600)	(467,544)	(51,772)	—	(3,454,058)
賬面淨值	40,289	1,567,222	90,468	10,435	215,650	1,924,064
截至2007年6月30日止年度						
年初賬面淨值	40,289	1,567,222	90,468	10,435	215,650	1,924,064
匯兌差額	144	—	162	100	—	406
添置	28,445	14,172	25,425	6,541	315,075	389,658
重新分類	—	252,318	—	—	(252,318)	—
出售	(457)	(11,860)	(52)	(26)	(960)	(13,355)
折舊	(25,470)	(403,502)	(35,942)	(3,814)	—	(468,728)
年末賬面淨值	42,951	1,418,350	80,061	13,236	277,447	1,832,045
於2007年6月30日						
成本	**201,985**	**4,550,531**	**564,944**	**60,362**	**277,447**	**5,655,269**
累計折舊	**(159,034)**	**(3,132,181)**	**(484,883)**	**(47,126)**	**—**	**(3,823,224)**
賬面淨值	**42,951**	**1,418,350**	**80,061**	**13,236**	**277,447**	**1,832,045**

於2007年6月30日，本集團以融資租賃持有之固定資產賬面淨值為$204,464,000（2006：$285,301,000）。

19 於附屬公司之投資

a 於附屬公司之投資

	2007 $000	2006 $000
非上市股份之投資成本	939,189	939,189

於2007年6月30日之主要附屬公司詳情如下：

公司名稱	註冊 成立地點	主要業務及 經營所在地	已發行 股本詳情	本集團 所佔權益
SmarTone (BVI) Limited *	英屬處女群島	在英屬處女群島從事 投資控股及集團融資	1,000股普通股 每股面值1美元	100%
數碼通電訊 有限公司	香港	在香港提供流動通訊 服務及銷售流動電話 及配件	100,000,000股 普通股 每股面值$1	100%
SmarTone 3G Limited	香港	在香港提供3G流動 通訊電話服務	2股普通股 每股面值$1	100%
數碼通流動通訊 (澳門)股份有限公司	澳門	在澳門提供流動通訊 服務及銷售流動電話 及配件	100,000股股份 每股面值澳門幣 100元	72%
廣州數碼通客戶 服務有限公司	中華人民 共和國	在中國提供顧客支援 服務及電話直售服務	註冊資本 $9,200,000	100%

* 由本公司直接持有之附屬公司。

上述所有附屬公司均為有限責任公司。

b 應收一間附屬公司之款項

	2007 $000	2006 $000
應收一間附屬公司之款項	2,871,756	2,906,707

c 應付一間附屬公司之款項

	2007 $000	2006 $000
應付一間附屬公司之款項	403,845	397,921

應收／應付附屬公司之款項為無抵押、免息及無固定還款期。

20 聯營公司權益

	2007 $000	2006 $000
分佔資產淨值	—	—
應收一間聯營公司款項，減撥備	1,812	1,812
	1,812	1,812

	2007 $000	2006 $000
於2005年7月1日，2006年6月30日及2007年6月30日	1,812	1,812

應收一間聯營公司款項為無抵押、免息及無固定還款期。

於2007年6月30日之聯營公司詳述如下：

公司名稱	註冊成立及 營業地點	主要業務	持有已發行 股份之詳情	持有權益
New Top Finance Limited	英屬處女群島	投資控股	375股普通股 每股面值1美元	37.5%

由於該聯營公司之資產、負債、累計虧損及未確認虧損之金額對本集團並不重要，故本集團並無披露該等金額。

21 金融投資

	2007 $000	2006 $000
可供出售金融資產(a)	58,854	40,281
持至到期日之債務證券(b)	31,340	692,180
	90,194	732,461
減：於結算日起計1年內到期之持至到期日之 　　債務證券(包括在流動資產內)	(31,340)	(660,237)
非流動金融投資總額	58,854	72,224

	可供出售 金融資產 $000	持至到期日 之債務證券 $000	總額 $000
於2007年6月30日之賬面值			
於香港以外上市	—	31,340	31,340
非上市、並非於活躍市場上買賣及私人發行	58,854	—	58,854
	58,854	31,340	90,194

21 金融投資(續)

a 可供出售金融資產

	2007 $000	2006 $000
於7月1日	40,281	49,013
添置	674	3,900
重估盈餘	17,899	—
於綜合損益表確認之減值撥備	—	(12,632)
於6月30日	58,854	40,281

b 持至到期日之債務證券

	2007 $000	2006 $000
於7月1日	692,180	1,086,780
攤銷	(806)	(9,483)
於到期時贖回	(660,238)	(379,922)
匯兌差額	204	(5,195)
於6月30日	31,340	692,180

於截至2006年及2007年6月30日止年度,出售若干非上市持至到期日之債務證券並無錄得損益。

	2007 $000	2006 $000
證券到期時所得之款項	660,238	379,922
於贖回╱到期日之賬面值	(660,238)	(379,922)
出售收益淨額	—	—

22 無形資產

	手機補貼 $000	流動通訊 服務牌照費 $000	總額 $000
於2005年6月30日			
成本	67,215	675,787	743,002
累計攤銷	(16,142)	(33,150)	(49,292)
賬面淨值	51,073	642,637	693,710
截至2006年6月30日止年度			
年初賬面淨值	51,073	642,637	693,710
添置	283,598	47,262	330,860
攤銷*	(166,209)	(58,402)	(224,611)
年末賬面淨值	168,462	631,497	799,959
於2006年6月30日			
成本	345,571	723,049	1,068,620
累計攤銷	(177,109)	(91,552)	(268,661)
賬面淨值	168,462	631,497	799,959
截至2007年6月30日止年度			
年初賬面淨值	168,462	631,497	799,959
添置	193,428	66,053	259,481
攤銷*	(212,231)	(63,284)	(275,515)
年末賬面淨值	149,659	634,266	783,925
於2007年6月30日			
成本	**327,482**	**789,102**	**1,116,584**
累計攤銷	**(177,823)**	**(154,836)**	**(332,659)**
賬面淨值	**149,659**	**634,266**	**783,925**

無形資產之賬面值與其公平值相若。

*   *包括已撤銷之手機補貼$4,469,000（2006：$4,156,000）。*

23 存貨

	2007 $000	2006 $000
流動電話及配件		
成本	90,547	86,882
減：滯銷及過時存貨之撥備	(15,481)	(7,310)
	75,066	79,572

存貨指持作轉售用途之貨品。於2007年6月30日，存貨之原值及可變現淨值分別為$67,423,000（2006：$76,447,000）及$7,643,000（2006：$3,125,000）。

本集團於截至2007年6月30日止年度內確認滯銷及過時存貨之撥備為$8,172,000（2006：回撥$7,921,000）。已確認之金額已包括在綜合損益表之銷售貨品成本內。

24 應收營業及其他應收款項

	本集團		本公司	
	2007 $000	2006 $000	2007 $000	2006 $000
應收營業賬款	192,423	166,136	—	—
減：應收營業賬款之減值撥備	(13,005)	(14,241)	—	—
應收營業賬款－淨額	179,418	151,895	—	—
按金及預付款項	129,751	119,587	161	173
其他應收款項	31,143	30,435	2,312	1,690
	340,312	301,917	2,473	1,863
減：按金及預付款項－非即期部分	(47,673)	(44,296)	—	—
即期部分	292,639	257,621	2,473	1,863

本集團給予用戶及其他客戶約平均30天之賒賬期。扣除撥備後之應收營業賬款賬齡分析如下：

	2007 $000	2006 $000
現時至30天	159,535	138,200
31至60天	15,304	10,769
61至90天	3,365	2,547
90天以上	1,214	379
	179,418	151,895

由於本集團擁有大量客戶，因此其應收營業賬款之信貸風險並不集中。

於截至2007年6月30日止年度，本集團已確認之應收營業賬款減值虧損為$11,519,000（2006：$12,912,000）。該虧損已包括在綜合損益表之其他經營開支內。

25 現金及銀行結存

	本集團		本公司	
	2007 **$000**	2006 $000	**2007** **$000**	2006 $000
短期已抵押銀行存款	**324,395**	320,130	**320,068**	315,804
銀行存款及現金	**68,070**	54,632	**2,849**	4,153
短期銀行存款	**1,923,990**	983,898	**—**	—
現金及現金等價物	**1,992,060**	1,038,530	**2,849**	4,153
	2,316,455	1,358,660	**322,917**	319,957

已抵押銀行存款中，$200,933,000（2006：$181,733,000）已抵押作為本集團3G牌照履約保證之現金抵押品（如附註31「承擔及或然負債」內所述）。

26 應付營業及其他應付款項

	本集團		本公司	
	2007 **$000**	2006 $000	**2007** **$000**	2006 $000
應付營業賬款	**154,984**	158,225	**—**	—
其他應付款項及應計款項	**711,787**	663,530	**2,251**	1,540
即期部分	**866,771**	821,755	**2,251**	1,540

應付營業賬款之賬齡分析如下：

	2007 **$000**	2006 $000
現時至30天	**75,656**	92,994
31至60天	**40,094**	28,922
61至90天	**9,769**	7,860
90天以上	**29,465**	28,449
	154,984	158,225

27 遞延所得稅

本集團於香港及海外業務產生之暫時差額之遞延所得稅乃分別按稅率17.5%(2006：17.5%)及有關國家現行適用稅率計算。

當有法定可執行權力將現有稅項資產與現有稅務負債抵銷，且遞延所得稅涉及同一財政機關，則可將遞延所得稅資產與負債互相抵銷。於綜合資產負債表內列出之經適當抵銷後釐定之金額如下：

	2007 $000	2006 $000
遞延所得稅資產	—	(5,450)
遞延所得稅負債	129,613	138,443
	129,613	132,993

遞延所得稅負債／(資產)之總變動如下：

	有關加速 稅項之遞延 所得稅負債 $000	有關稅項 虧損之遞延 所得稅資產 $000	總額 $000
於2005年7月1日	158,393	(8,311)	150,082
於綜合損益表確認(附註11 (a))	(19,950)	2,861	(17,089)
於2006年6月30日	138,443	(5,450)	132,993
於2006年7月1日	138,443	(5,450)	132,993
於綜合損益表確認(附註11 (a))	(8,830)	5,450	(3,380)
於2007年6月30日	129,613	—	129,613

就結轉之稅務虧損而確認之遞延所得稅資產僅限於有關之稅務利益可透過未來應課稅溢利實現之部分。

本集團並無就有關稅項虧損$66,651,000(2006：$128,859,000)確認遞延所得稅資產$11,664,000(2006：$22,550,000)。根據現行稅務法例，該等稅項虧損並未到期。

28 流動通訊服務牌照費負債

	2007	2006
	$000	$000
於7月1日	625,224	561,940
添置	66,053	47,262
計入綜合損益表之遞增開支(附註10)	76,834	66,022
付款	(52,407)	(50,000)
於6月30日	715,704	625,224
減：流動通訊服務牌照費負債——即期部分	(65,895)	(52,407)
非即期部分	649,809	572,817

29 股本

	每股面值 $0.1元之股份	$000
法定		
於2005年7月1日、2006年6月30日及2007年6月30日	**1,000,000,000**	**100,000**
已發行及繳足		
於2005年7月1日及2006年6月30日	582,791,428	58,279
因行使購股權而發行新股(a)	28,500	3
購回股份(b)	(2,641,000)	(264)
於2007年6月30日	**580,178,928**	**58,018**

a   於截至2007年6月30日止年度，行使購股權認購本公司28,500股股份，代價為$248,000，其中$3,000計入股本及$245,000計入股份溢價賬。就有關行使購股權認購方面，$25,000由僱員酬金儲備中提取並記入股份溢價賬。

b   於截至2007年6月30日止年度，本公司於聯交所購回2,641,000股股份。該等購回股份於2007年6月30日之前經已被註銷。回購該等股份所支付之總額$22,082,000已從股東權益中扣除。

		每股價格		
購回之月份	購回股份數目	最高	最低	已付總價格
				$000
2006年11月	847,500	$7.45	$7.22	6,224
2006年12月	66,000	$7.50	$7.50	495
2007年3月	139,500	$7.78	$7.50	1,069
2007年5月	1,305,000	$9.12	$8.88	11,776
2007年6月	283,000	$9.00	$8.76	2,518
	2,641,000			22,082

30 僱員購股權計劃

根據本公司所採納購股權計劃之條款，本公司可授予參與人士(包括集團董事及僱員)購股權以認購本公司之股份。購股權之條款詳情於董事會報告也「購股權計劃」一節披露。已發行購股權概述如下。

a 購股權之變動

	2007	2006
購股權數目		
於7月1日	11,834,500	13,092,500
已行使	(28,500)	—
已註銷或失效	(1,152,500)	(1,258,000)
於6月30日	10,653,500	11,834,500
於6月30日符合授出條件之購股權	10,589,167	7,741,165

b 於結算日未到期及尚未行使之購股權

授出日期	行使期限	行使價	2007 購股權數目	2006 購股權數目
2003年2月10日	2003年2月10日至2011年7月16日	$9.29	3,000,000	3,000,000
2003年2月10日	2003年5月2日至2012年5月1日	$9.20	133,500	133,500
2004年2月5日	2005年2月5日至2014年2月4日	$9.00	7,327,000	8,122,000
2004年12月6日	2005年12月6日至2014年12月5日	$8.01	—	193,000
2005年1月4日	2006年1月4日至2015年1月3日	$8.70	—	193,000
2005年3月1日	2006年3月1日至2015年2月28日	$9.05	193,000	193,000
			10,653,500	11,834,500

c 截至2006年及2007年6月30日止年度概無授出購股權。本年度已計入綜合損益表內之股份支付之款項為$866,000(2006：$4,281,000)。

d 已行使之購股權詳情

行使日期	股份數目	行使價	於行使日期 之每股市值	所得款項 $000
2007年4月11日	28,500	$8.70	$9.30	248

截至2006年6月30日止年度概無行使購股權。

31 承擔及或然負債

a 資本承擔

於2007年6月30日已作出但未於財務報表內作撥備之資本承擔如下：

	本集團	
	2007	2006
	$000	$000
已訂約		
固定資產	53,178	41,932
股本證券	3,557	7,628
已授權但未訂約	490,333	563,275
	547,068	612,835

於2007年6月30日，本公司並無任何資本承擔（2006：無）。

b 經營租賃承擔

本集團以不可撤銷經營租賃協議租用多個零售店、辦公室、貨倉、收發站及專線。該等租賃擁有不同期限，加租條款及續約權利。

於2007年6月30日，不可撤銷經營租賃應付之未來最低租金付款總額如下：

	本集團	
	2007	2006
	$000	$000
土地及樓宇及收發站		
1年內	363,793	310,143
1年後但於5年內	245,054	257,311
5年後	27,939	35,264
	636,786	602,718
專線		
1年內	29,510	25,850
1年後但於5年內	19,765	2,052
5年後	2,176	—
	51,451	27,902

於2007年6月30日，本公司並無任何經營租約之承擔（2006：無）。

31 承擔及或然負債 *(續)*

c 履約保證金

	本集團		本公司	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
香港3G牌照	**401,865**	351,243	**401,865**	351,243
其他	**1,942**	1,942	**—**	—
	403,807	353,185	**401,865**	351,243

若干銀行就香港及澳門之電訊管理局向本集團發出多項電訊服務牌照，向該等部門發出履約保證。本公司及多家附屬公司已就有關銀行在履約保證項下之責任作出擔保。

於2006年10月22日，即發出3G牌照第5週年之日，及支付第5年頻譜使用費$50,000,000後，履約保證作出修訂。經修訂之保證金為$402,000,000，年期為5年。

d 出租、租回安排

根據若干於截至1999年6月30日止年度訂立之出租、租回安排，本公司一間附屬公司按照在租約生效時之協定，承諾出租人擔保中介承租者之債務承擔，為期16年。董事認為該附屬公司被要求兌現擔保之風險極微，故認為就上述或然負債之潛在財務影響作出估算乃不切實際。

32 關連人士之交易

本集團由Cellular 8 Holdings Limited控制，該公司擁有本公司52.82%股份，餘下47.18%股份則被廣泛持有。本公司之最終控股公司為新鴻基地產，一間於香港註冊成立之公司。

a 本年度內，本集團與新鴻基地產若干同系附屬公司及聯營公司在正常業務往來中進行之重大交易載列於下文。全部關連人士之交易均按照該等交易之有關協議條款進行。

	2007	2006
	$000	$000
土地及樓宇及收發站之經營租賃租金(i)	**65,401**	56,276
保險費用(ii)	**3,630**	5,436

(i) 土地及樓宇及收發站之經營租賃租金

新鴻基地產若干附屬公司及聯營公司租賃物業予本集團，供作寫字樓、零售店及貨倉之用，並向本集團發出許可證，以於彼等擁有之若干物業上安裝基站、天線及電話電纜。

截至2007年6月30日止年度，本集團已付及應付予新鴻基地產之附屬公司及聯營公司之租金和許可證費用合共為$65,401,000(2006：$56,276,000)。

(ii) 保險費用

新鴻基地產之全資附屬公司新鴻基地產保險有限公司，向本集團提供一般保險服務。截至2007年6月30日止年度，已付及應付之保金合共為$3,630,000(2006：$5,436,000)。

32 **關連人士之交易** *(續)*

b 於2007年6月30日，本集團於其聯營公司持有權益，該聯營公司之主要股東為新鴻基地產之附屬公司。該聯營公司主要投資於股權基金，而該基金則主要投資位於中華人民共和國境內之科技相關公司。

c 主要管理人員酬金

	截至6月30日止年度	
	2007	2006
	$000	$000
薪金及其他短期僱員福利	**23,251**	22,536
股份報酬	**348**	1,800
	23,599	24,336

d 與新鴻基地產及其附屬公司（「新鴻基地產集團」）（包括新鴻基地產集團管理之樓宇及房地產）之交易結餘，已計入其相關之資產負債表項目內，如下：

	2007	2006
	$000	$000
應收營業賬款（附註24）	**611**	514
按金及預付款項（附註24）	**4,407**	3,942
應付營業賬款（附註26）	**413**	91
其他應付款項及應計款項（附註26）	**1,769**	5,716

交易結餘為無抵押、免息及須按向無關連人士提供之類似條款還款。

33 **最終控股公司**

於2007年6月30日，董事確認新鴻基地產發展有限公司為最終控股公司。新鴻基地產乃於香港註冊成立之公司，其股份在香港聯交所主板上市。

END

